

PROVIDING ENERGY. IMPROVING LIVES.

PROXY
STATEMENT
2024

At Phillips 66, our people are pursuing our mission of providing energy and improving lives while demonstrating our core values of safety, honor, and commitment.

Our Energy in Action is how we bring our mission and values to life.



WORK FOR THE GREATER GOOD

We embrace our values as a common bond.

Living our values earns us the confidence of our business partners, communities and co-workers.

CREATE AN ENVIRONMENT OF TRUST

We depend on each other to do our jobs.

Trusting each other makes us more productive and agile.

SEEK DIFFERENT PERSPECTIVES

We create space for possibilities.

Championing inclusion enables us to innovate and thrive.

ACHIEVE EXCELLENCE

We challenge ourselves and never settle.

Continuing to improve ensures we deliver extraordinary performance.

Notice of 2024 Annual Meeting of Shareholders

Date and time:
Wednesday, May 15, 2024
9:00 a.m. Central Time

Place:
by live audio webcast at virtualshareholdermeeting.com/ PSX2024

Who can vote:
Shareholders of record at the close of business on March 20, 2024 may vote at the meeting and any adjournments or postponements of the Annual Meeting.

How to vote:

Online before the meeting
www.proxyvote.com

Online at the meeting
See page 102 for instructions regarding how to vote online during the meeting at virtualshareholdermeeting.com/ PSX2024. If you hold your shares in an employee benefit plan, you must vote your shares prior to the Annual Meeting.

By phone
Dial toll-free to (800) 690-6903

By mail
Complete, sign and return your proxy card or voting instruction form in the provided postage-paid envelope.

Important Notice Regarding the Availability of Proxy Materials for the Meeting:

The Notice and accompanying Proxy Statement, Annual Report on Form 10-K for the year ended December 31, 2023, and form of proxy card are available at www.proxyvote.com. We are making these materials available beginning on or about April 3, 2024, to shareholders as of the record date.

Matters to be voted on:

At the meeting, shareholders will be asked to vote on the following proposals:

	PROPOSALS	DETAILS
1	Election of the four Class III Directors named in this Proxy Statement to hold office until the 2027 Annual Meeting	Page 16
2	Board proposal to approve, on an advisory basis, named executive officer compensation	Page 48
3	Ratification of the appointment of our independent registered public accounting firm, Ernst & Young LLP	Page 92
4	A shareholder proposal, if properly presented at the meeting, for the production of a report analyzing the impact of the "System Change Scenario" on the Chemicals business	Page 96

The 2024 Annual Meeting of Shareholders (the "Annual Meeting") will be held exclusively online. To join the meeting as a shareholder, you must enter the 16-digit control number printed on your proxy card, voting instruction form, Notice of Internet Availability, or legal proxy provided to you by the broker that holds your shares. During the meeting, shareholders may ask questions. Other interested parties may join the meeting as a guest, in which case no control number is required. For more information, please see the section ADDITIONAL INFORMATION in this Proxy Statement.

We encourage you to carefully review the proxy materials and vote your shares promptly, even if you plan to virtually attend the annual meeting.

For the Board of Directors,



Vanessa Allen Sutherland

Executive Vice President, Government Affairs, General Counsel and Corporate Secretary
April 3, 2024

Letters from Leadership

From our Executive Chairman and President and Chief Executive Officer

Dear Fellow Shareholders,

With a relentless focus on operational excellence, we achieved strong operating, safety and financial results in 2023. Through our diversified, integrated portfolio, we generated $7.2 billion of net income and returned $5.9 billion to our shareholders through dividends and share repurchases. Consistent with our core values, we kept safety top of mind and finished the year with our lowest-ever combined employee and contractor total recordable incident rate.

We began the year with a drive to make significant progress toward delivering on our multi-year strategic priority targets, and by October, we raised the bar and increased many of the targets we initially set in late 2022. We are pleased to report on our progress and our expectations for the future.

- **Deliver shareholder returns.** In 2023, we honored our commitment to deliver value to our shareholders through a secure, competitive and growing dividend and share repurchases. Supported by our plan to return at least 50% of cash flows from operations to our shareholders, we raised our original shareholder distributions target, and now expect to return between $13 billion to $15 billion to our shareholders through dividends and share repurchases in the period from July 2022 through year-end 2024.

- **Enhance refining performance.** The execution of our plan to enhance refining performance resulted in crude utilization rates above the industry average in each quarter of 2023. In addition, we completed high-return, low-capital projects to improve market capture. We remain focused on improving performance, increasing market capture and reducing costs to enhance earnings per barrel.

- **Maximize value from wellhead to market.** In Midstream, we bolstered our NGL wellhead-to-market strategy with the acquisition of the public common units of DCP Midstream, LP (DCP). The team has done a remarkable job integrating DCP, and captured run-rate synergies of $250 million as of year-end 2023. We expect to capture an additional $150 million or more in synergies by 2025.

- **Execute our business transformation.** Through our business transformation, we delivered $1.2 billion in run-rate cost and capital reductions in 2023. We are now targeting $1.4 billion in run-rate savings by the end of 2024 as our employees continue to challenge the status quo and leverage technology to improve our ways of working.

- **Maintain financial resilience.** Our commitment to financial resilience includes a targeted net debt-to-capital ratio range of 25% to 30%. We prioritize our investment-grade credit ratings to enhance our long-term competitiveness and protect the integrity of our balance sheet. In alignment with our strategic priorities, we plan to monetize assets that no longer fit our long-term strategy and expect to generate over $3 billion in proceeds from these asset sales.

- **Pursue strategic growth.** We selectively pursued growth opportunities that will provide attractive returns. Notably, through our Rodeo Renewed project, we advanced the conversion of our San Francisco refinery into one of the world's largest renewable fuels facilities.

We are confident that we are focused on the right priorities to maximize value for our shareholders, and we look forward to updating you on our progress throughout the year. We thank you for your continued support and investment in Phillips 66.

In safety, honor and commitment,



Greg C. Garland
Executive Chairman
April 3, 2024



Mark E. Lashier
President and Chief Executive Officer
April 3, 2024

From Our Lead Independent Director



Dear Fellow Shareholders,

On behalf of the entire Board, I extend my sincere gratitude to Greg Garland for his dedicated commitment and exceptional leadership of the Company during his recent tenure as Executive Chairman and, prior to that, as Chairman and CEO. Pursuant to our planned leadership succession process, he will step down from the Board immediately prior to the Annual Meeting, at which point Mark Lashier will take on the additional role of Chairman of the Board while I remain in the role of Lead Independent Director. The Board has been actively involved in this transition process and is confident in Mark's capabilities.

Over the past year, I had the opportunity to sit down with many of our shareholders to learn more about their priorities and share the Board's perspectives on these topics. Many of these conversations touched upon the energy transition and matters of energy security, the Board's oversight of the Company's sustainability initiatives, and our approach to human capital management matters. I discussed the input that I received in these meetings with the entire Board, which considered these viewpoints in our discussions and decisions.

Shareholders also expressed an interest in learning more about governance in the boardroom, including our oversight of the recent CEO transition, Board refreshment and the upcoming Board leadership transition. This Proxy Statement includes greater discussion of these matters that I hope you will find informative. Additionally, we were pleased to welcome Bob Pease to the Board earlier this year. Bob brings broad energy industry experience to the Board, particularly in refining, and a global perspective on business affairs that will add to the Board's oversight of the Company as we advance our strategic priorities.

Above all, the Board remains committed to building long-term value and returning capital to our shareholders. This is particularly evident in the tremendous progress that our management team has made over the past year executing the Company's strategic priorities to meet its financial and operational targets. The Company's 2024 capital program underscores this focus, and demonstrates significant capital discipline in support of our strategic priorities.

On behalf of the Board, I join Greg and Mark in thanking you for choosing to invest in Phillips 66. It is a great pleasure to serve as your Lead Independent Director, and I look forward to hearing from many of you again this year.

Sincerely,



Glenn F. Tilton
Lead Independent Director
April 3, 2024

> "Above all, the Board remains committed to building long-term value and returning capital to our shareholders. This is particularly evident in the tremendous progress that our management team has made over the past year executing the Company's strategic priorities to meet its financial and operational targets."

Table of Contents

Notice of 2024 Annual Meeting of Shareholders — 1

Letters from Leadership — 2

Resources and Defined Terms — 5

Proxy Summary — 6
Agenda Items and Voting Recommendations — 6
Business Overview and Performance Highlights — 7
Board and Governance Highlights — 9
Board Overview — 10
Executive Compensation Program Overview — 11
Our Strategic Approach to Sustainability — 13
Communicating with Stakeholders Regarding Sustainability — 13
Spotlight on Our GHG Emissions Intensity Reduction Targets — 14
Shareholder Outreach and Engagement — 14
Forward-looking Statements, Website References and Links — 15

Proposal 1 ✔
Election of 4 Class III Directors to Hold Office until the 2027 Annual Meeting — 16
Director Nominees — 16
Majority Vote Standard & Director Resignation Policy — 16
Director Experience, Qualifications and Core Skills — 16
Class III Director Nominees Standing for Election — 17
Continuing Directors — 21
Director Demographics, Skills and Experiences Matrix — 30
Board Composition and Qualifications — 31

Corporate Governance — 35
Board Leadership Structure — 35
Board Independence — 37
Board Committees — 37
Overview of Board Committees and Primary Responsibilities — 37
Shareholder Outreach and Responsiveness — 40
Board Oversight of Our Company — 42
Meetings and Attendance — 44
Board Education — 44
Related Person Transactions — 44
Director Compensation — 45

Proposal 2 ✔
Advisory Approval of Executive Compensation — 48

Compensation Discussion and Analysis — 49
Executive Summary — 49
Executive Compensation Program Summary — 52
Executive Compensation Program Details — 55
Participants in Compensation-Setting Process — 66
Additional Compensation Practices — 69
Executive Compensation Tables — 74
CEO Pay Ratio — 86
Pay versus Performance — 87
Equity Compensation Plan Information — 91

Proposal 3 ✔
Ratification of the Appointment of Ernst & Young — 92
Ernst & Young LLP Fees — 92
Audit and Finance Committee Report — 94
Shareholder Proposal — 95

Proposal 4 ✖
Shareholder Proposal Requesting Report Analyzing the Impact of the "System Change Scenario" on the Chemicals Business — 96

Board of Directors' Response to Shareholder Proposal — 98

Beneficial Ownership of Phillips 66 Securities — 99
Securities Ownership of Certain Beneficial Owners — 99
Securities Ownership of Officers and Directors — 100
Delinquent Section 16(a) Reports — 101

Additional Information — 102
About the Annual Meeting — 102
Virtual Meeting Information — 107
General Information — 107
Proxy Solicitation — 108
Householding — 108
Submission of Future Shareholder Proposals and Director Nominations — 108

Appendix A: Non-GAAP Financial Measures — 110

NON-GAAP FINANCIAL MEASURES

This Proxy Statement contains certain financial measures, including "Adjusted PSP ROCE," "Adjusted VCIP EBITDA," and "Adjusted VCIP Controllable Costs," that are not determined in accordance with generally accepted accounting principles (GAAP) and may not be defined and calculated by other companies using the same or similar terminology. Please see Appendix A, *Non-GAAP Financial Measures*, for further information on the non-GAAP financial measures used herein, including reconciliations to the most directly comparable GAAP financial measure when practicable.

Resources and Defined Terms

Resources

Corporate Governance Documents

https://investor.phillips66.com/corporate-governance

- Code of Business Ethics & Conduct
- Code of Ethics for the Principal Executive Officer and Senior Financial Officers
- Amended and Restated By-laws
- Governance Guidelines
- Committee Charters

Company Reports

https://www.phillips66.com/sustainability/esg-library under the heading "Reports"

Company Policies, Guidelines & Position Statements

https://www.phillips66.com/sustainability/esg-library under the heading "Policies and Positions"

Publication Requests

https://investor.phillips66.com/resources under the heading "Publication Request Form"

Contacting the Board

https://www.phillips66.com/contact under the heading "Board of Directors"

Contacting the Corporate Secretary

https://www.phillips66.com/contact under the heading "Corporate Secretary"

Contacting Investor Relations

https://investor.phillips66.com/corporate-governance under the heading "Investor Contacts"

Defined Terms

A&FC	Audit and Finance Committee
AFPM	American Fuel & Petrochemical Manufacturers
API	American Petroleum Institute
CEO	Chief Executive Officer
DCP	DCP Midstream, LP and its subsidiaries
E&Y	Ernst & Young LLP
ESG	Environmental, Social and Governance
GAAP	Generally Accepted Accounting Principles in the United States
GHG	Greenhouse Gas
N&GC	Nominating and Governance Committee
HRCC	Human Resources and Compensation Committee
LTI	Long-Term Incentive
NEO	Named Executive Officer
NYSE	New York Stock Exchange
PPSC	Public Policy and Sustainability Committee
PSP	Performance Share Program
RSU	Restricted Stock Unit
TSR	Total Shareholder Return
VCIP	Variable Cash Incentive Program
WACC	Weighted-Average Cost of Capital

Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement, but does not contain all of the information that you should consider. You should read the entire Proxy Statement before you vote.

AGENDA ITEMS AND VOTING RECOMMENDATIONS

PROPOSAL 1

Election of 4 Class III Directors to Hold Office until the 2027 Annual Meeting

✓ The Board believes that each director nominee brings a valuable set of skills, experiences and personal attributes to the boardroom that contribute to the effectiveness of the Board as a whole.

The Board recommends that you vote **"FOR"** the four Class III director nominees named in this Proxy Statement.

→ See page 16

PROPOSAL 2

Advisory Approval of Executive Compensation

✓ The HRCC has established a market-competitive executive compensation program with many best-practice features that is significantly dependent on company performance and aligned with the interests of our shareholders.

The Board recommends that you vote **"FOR"** the advisory approval of the compensation of the Company's named executive officers.

→ See page 48

PROPOSAL 3

Ratification of the Appointment of Ernst & Young

✓ The A&FC has appointed E&Y to serve as Phillips 66's independent registered public accounting firm for 2024 and this appointment is being submitted to our shareholders for ratification.

The Board recommends that you vote **"FOR"** the proposal to ratify the appointment of E&Y.

→ See page 92

PROPOSAL 4

Shareholder Proposal for Production of a Report Analyzing the Impact of the "System Change Scenario" on the Chemicals Business

✗ The Board believes that the report requested by the proponent is unnecessary and not in the best interests of our shareholders.

The Board recommends that you vote **"AGAINST"** the shareholder proposal.

→ See page 96

BUSINESS OVERVIEW AND PERFORMANCE HIGHLIGHTS

Phillips 66 is a leading integrated downstream energy company with Midstream, Chemicals, Refining, and Marketing and Specialties businesses. At Phillips 66, our mission is to provide energy that improves lives and contributes to meeting the world's growing energy needs. Through our Emerging Energy organization, we also invest in, and research for, solutions supporting a lower-carbon future.

A DIVERSIFIED, INTEGRATED NETWORK OF BUSINESSES AND ASSETS

OUR INTEGRATED DOWNSTREAM VALUE CHAIN



Crude Infrastructure
Crude Oil
Natural Gas/NGLs
Gathering and Processing
Refining
Long Haul Pipelines
Natural Gas Markets
Clean Products Infrastructure
Fractionation
Renewable Fuels
Chemicals
Marketing & Specialties
Retail and Wholesale Markets
Global Chemicals Markets
Global LPG Markets
Midstream
Refining
Renewables
Marketing & Specialties
Chemicals
*As of Jan. 1, 2024

Midstream

72 **thousand miles of U.S. pipeline systems**

719 **thousand BPD of fractionation capacity**

Provides crude oil and refined product transportation, terminaling and processing services, as well as natural gas and NGL transportation, storage, fractionation, gathering and processing and marketing services, mainly in the United States. This segment also includes our 16% investment in NOVONIX Limited.

Chemicals

30 **global manufacturing facilities**

2 **research and development centers in the U.S.**

Consists of our 50% joint venture interest in CPChem, which manufactures and markets petrochemicals and plastics worldwide. CPChem has cost-advantaged assets concentrated in North America and the Middle East.

Refining

1.8 **million BPD of crude throughput capacity[(1)]**

2 **global facilities producing renewable fuels**

Our 12 refineries in the United States and Europe refine crude oil and other feedstocks into petroleum products such as gasoline, distillates, aviation fuels and renewable fuels. Our Refining business focuses on operating excellence and margin enhancement.

(1) As of January 1, 2024

Marketing and Specialties

7,260 **branded U.S. outlets**

1,670 **branded international outlets**

Markets refined petroleum products and renewable fuels, mainly in the United States and Europe. The segment also includes the manufacturing and marketing of specialty products such as base oils and lubricants.

Strategic Priority Targets and 2023 Performance Highlights

At our Investor Day in November 2022, we announced six strategic priorities to drive sustainable value for our shareholders. We announced targets to measure our achievements across these priorities and made significant progress toward our goals during the year. Emboldened by the early accomplishments of our workforce, we announced enhancements to our targets in October 2023.

- **Deliver Shareholder Returns:** by targeting a return to shareholders in the range of $13 billion to $15 billion through dividends and share repurchases from July 2022 through year-end 2024.

- **Improve Refining Performance:** by seeking to increase market capture and crude capacity availability, as well as reducing adjusted controllable costs by $1 per barrel.

- **Capture Value from Wellhead to Market:** by adding an expected incremental $1.4 billion of 2025 mid-cycle adjusted EBITDA from our increased ownership in DCP, including targeted commercial and operating synergies.

- **Execute Business Transformation:** by targeting sustainable savings of $1.4 billion annually by year-end 2024.

- **Maintain Financial Strength and Flexibility:** by increasing expected mid-cycle adjusted EBITDA from $10 billion to $14 billion by 2025, prioritizing our strong investment grade credit ratings and targeting a 25% to 30% net debt-to-capital ratio. We also plan to generate at least $3 billion from non-core asset sales.

- **Drive Disciplined Growth and Returns:** by continuing a disciplined approach to capital allocation with a target to return at least 50% of our cash from operations to shareholders through dividends and share repurchases.

Our strong financial and operating results in 2023 reflect our commitment to achieve our goals.

FINANCIAL	SAFETY & OPERATIONAL
• Delivered TSR of 33%, among the top performing energy stocks in 2023	• Lowest-ever combined injury rate, 15% improvement over prior 3-year average
• Returned $5.9 billion to shareholders through dividends and share repurchases	• Achieved four consecutive quarters above industry-average crude utilization in refining
• Generated $7.2 billion of net income and $7.0 billion of operating cash flow	• Recognized by the API with the Distinguished Safety Award for third consecutive year
• Completed $4.1 billion acquisition of DCP's public equity, advancing our NGL wellhead-to-market strategy	• Recognized for safety performance at 5 refineries by the AFPM, with Sweeny receiving top honors

SUSTAINABILITY	HIGH-PERFORMING ORGANIZATION
• Progressed our GHG emissions intensity reduction goals in 2022, compared to 2019 baseline levels	• Integrated over 1,800 DCP employees and unlocked approximately $250 million in run-rate synergies by year-end
• Contributed to our communities through our social impact and supplier diversity programs	• Achieved $1.2 billion in run-rate business transformation savings at year-end
• Enhanced our disclosures with the publication of an updated 2023 Lobbying Activities Report	• Logged 96,000 employee volunteer hours and $8.0 million in matching gifts, volunteer grants
• Continued an active year-round stakeholder engagement program	• Received six external top employer recognition awards

BOARD AND GOVERNANCE HIGHLIGHTS

BOARD COMPOSITION HIGHLIGHTS[1]

In February 2024, the Board appointed Robert W. Pease to the Board, a former energy industry executive with deep refining experience. Since 2019, the Board has appointed eight new directors to the Board, seven of whom are independent, and increased the gender and racial/ethnic diversity of the Board. During that time, three directors retired from the Board. The Board's recent refreshment activities resulted in the Board possessing an average tenure of approximately 6 years. These actions demonstrate the Board's desire to achieve a diverse and inclusive membership with individuals that collectively possess the skills and experiences that the Company will need to succeed now and into the future. To more completely convey the skills, experiences and demographics of our directors, we have included a skills matrix on page 30.



12 of 14
directors are independent

4
10 years & above
3
0-2 years
6 years
Average tenure
2
5-10 years
5
2-5 years

36%
Gender diversity
36%
Diversity
7%
Racial/ethnic diversity

3
70 years and above
6
60-64 years
66
Average age
5
65-69 years

(1) Board composition highlights are as of April 3, 2024, and do not reflect the upcoming retirement of our Executive Chairman, Greg Garland, immediately prior to the Annual Meeting. At that time, the size of the Board will be automatically reduced to 13 directors.

Board changes since 2019:

- Added eight highly-skilled directors to the Board, seven of whom are independent
- Increased the gender and racial/ethnic diversity of the Board
- Enhanced the skill set of the Board by adding directors with skills critical to supporting our strategy and emerging risks and opportunities, including skills in industry, information technology, environmental/safety, finance, and government affairs

CORPORATE GOVERNANCE BEST PRACTICES

- Majority voting and resignation policy for directors
- Demonstrated commitment to thoughtful Board refreshment
- Independent director oversight and involvement in active shareholder engagement program
- Meaningful director and executive stock ownership guidelines
- Annual in-depth strategic review with senior management, analyzing risks and opportunities
- Robust Lead Independent Director duties
- Regularly scheduled executive sessions of the independent directors
- Proxy access right for shareholders (3% for 3 years, up to 20% of the Board)
- Annual evaluation of CEO by independent directors
- Annual Board and Committee self-evaluations
- Commitment to consider director candidates from a diverse candidate pool
- A&FC oversight of enterprise risk management
- Board-level oversight of ESG matters, including environmental, safety and sustainability initiatives, charitable giving and corporate political activities

BOARD OVERVIEW

Name and Primary Occupation[1]	Director Since	Independent	Committee Memberships A&FC	HRCC	N&GC	PPSC	EC	Other Public Boards
Class III Directors, Current Nominees								
Julie L. Bushman, 63 Former Executive Vice President of International Operations of 3M	2020	✓	●			●		2
Lisa A. Davis, 60 Former member of Managing Board of Siemens AG and CEO for Siemens Gas and Power	2020	✓		●		●		3
Mark E. Lashier, 62 President and CEO of Phillips 66	2022					●	●	0
Douglas T. Terreson, 62 Former Head of Energy Research at Evercore ISI	2021	✓		●		●		0
Class I Directors, Whose Terms Expire in 2025								
Gary K. Adams, 73 Former Chief Advisor - Chemicals for IHS Markit	2016	✓		●		●		0
Greg C. Garland, 66 Executive Chairman and Former CEO of Phillips 66	2012					●	👤	1
John E. Lowe, 65 Former Senior Executive Advisor to Tudor, Pickering, Holt & Co.	2012	✓	👤		●	●	●	1
Robert W. Pease, 65 Former Executive Vice President, Corporate Strategy & President, Downstream of Cenovus Energy	2024	✓	●		●	●		0
Denise L. Ramos, 67 Former Chief Executive Officer, President and Director of ITT Inc.	2016	✓	●		●	👤	●	2
Class II Directors, Whose Terms Expire in 2026								
Gregory J. Hayes, 63 Chairman and Chief Executive Officer of RTX Corporation	2022	✓		●	●	●		1
Charles M. Holley, 67 Former Executive Vice President and Chief Financial Officer of Walmart Inc.	2019	✓	●			●		2
Denise R. Singleton, 61 Executive Vice President, General Counsel and Secretary of WestRock Company	2021	✓	●			●		1
Glenn F. Tilton, 75 **Lead Independent Director** Former Chairman and Chief Executive Officer of UAL Corporation	2012	✓		●	👤	●	●	1
Marna C. Whittington, 76 Former Chief Executive Officer of Allianz Global Investors Capital	2012	✓		👤	●	●	●	2

(1) Board composition as of April 3, 2024.

EXECUTIVE COMPENSATION PROGRAM OVERVIEW

Our executive compensation program is designed to pay for performance. We link compensation to Company performance and use metrics aligned with our strategy to incentivize long-term shareholder value creation. The majority of executive compensation is provided in the form of long-term incentives with three-year performance periods. We align the interests of our executives with our shareholders through equity compensation, and we align all employees' interests with the execution of short-term priorities through our annual VCIP.

The HRCC implemented a series of significant executive compensation program changes in 2022 based on feedback from our shareholders and a desire to better align the program with the changing needs of the Company. Following these changes, our say-on-pay vote received support from approximately 88% and 92% of votes cast at our 2022 and 2023 annual meetings, respectively. The HRCC believes that this strong support for the executive compensation program is evidence that the program is working as intended and meets our shareholders' expectations.

In 2024, the HRCC implemented several additional changes to our executive compensation program in response to recent shareholder feedback and evolving best practices in the market:

- **Goal:** Put greater emphasis on performance and promote better "line of sight" for our executives
  - Eliminated the use of stock options within the long-term incentive program, and increased the weighting of the PSPs from 50% to 70% and increased the weighting of RSUs from 25% to 30% of the target long-term incentive program
- **Goal:** Enable more segment-specific target-setting
  - In setting the Process Safety Event (PSE) rate target for our 2024 VCIP, we adopted the API-recommended practice of evaluating PSE performance by discrete operating segment
- **Goal:** Better align VCIP metric with the maturation of the Company's lower-carbon strategy
  - In setting the metrics for the Lower Carbon / GHG Priorities portion of our 2024 VCIP, the HRCC set threshold, target, and maximum performance criteria for greenhouse gas emissions intensity reductions, lower-carbon intensity investments and lower-carbon project ideation

Details regarding the recent changes to the executive compensation program can be found on page 50.

ELEMENTS OF THE 2023 EXECUTIVE COMPENSATION PROGRAM

The key elements of pay under our 2023 executive compensation program are described below. Consistent with our philosophy that executive compensation be linked to Company performance, the compensation mix of our NEOs ensures that a significant portion of compensation is at risk. Please see the *Compensation Discussion and Analysis* section of this Proxy Statement for more information about our executive compensation program.

Key Elements of Pay

CEO	Other NEOs[1]	Delivered via	Performance Drivers and Weightings
Base Salary		Cash	• Annual fixed cash compensation to attract and retain NEOs
 10%	17%		
Annual Incentive		Variable Cash Incentive Program (VCIP)	**Operational Sustainability 50%** • Safety & Operating Excellence (25%) • Environment (15%) • High-Performing Organization (10%)
 16%	16%		**Financial Sustainability 50%** • Adjusted VCIP Controllable Costs[3] (10%) • Adjusted VCIP EBITDA[3] (40%)
Long-Term Incentives		Performance Share Program (PSP) **50% of LTI Target** 3-year performance period	• Adjusted PSP ROCE[3] (50%) • Relative TSR (50%)
 74%	67%	Stock Options[2] **25% of LTI Target** 3-year ratable vesting period	• Long-term stock price appreciation
		Restricted Stock Units (RSUs) **25% of LTI Target** 3-year cliff vesting	• Long-term stock price appreciation

[1] Excludes Mr. Garland as his compensation as Executive Chairman materially differs from the other NEOs. Mr. Garland's 2023 target compensation mix as Executive Chairman was 10% base salary, 16% annual incentive, and 74% long-term incentives.

[2] Beginning in 2024, the HRCC eliminated stock options from the LTI program. See page 50 of this Proxy Statement for more information regarding executive compensation program changes in 2024.

[3] See Appendix A for reconciliations to the nearest GAAP financial measures.

OUR STRATEGIC APPROACH TO SUSTAINABILITY

Sustainability is integral to our corporate strategy and enhances the resiliency of our portfolio. At Phillips 66, our sustainability programs are focused on the core principles of Financial Performance, Operating Excellence, Environmental Stewardship, Social Responsibility and Governance.



Financial Performance
Delivering shareholder value through our disciplined approach to capital allocation and focus on returns.

Operating Excellence
Ensuring personal and process safety, environmental stewardship, reliability and cost efficiency while protecting shareholder value.

Environmental Stewardship (E)
Reducing our environmental footprint by managing natural capital, progressing initiatives to reduce, recycle and reuse, and advancing lower-carbon solutions.

Governance (G)
Serving the interests of all stakeholders with the highest standards of responsibility, ethics and integrity.

Social Responsibility (S)
Committing to the well-being of our employees and creating an inclusive culture where diversity can thrive, engaging with our stakeholders and investing in our people and communities.

COMMUNICATING WITH STAKEHOLDERS REGARDING SUSTAINABILITY

Ongoing engagement with our stakeholders is a key aspect of our overall approach to sustainability. Our stakeholders include employees, shareholders, customers, the communities where we operate, indigenous peoples, legislators, financial institutions, and energy consumers. We approach our stakeholder engagement from a position of mutual respect, by respecting human rights, demonstrating our values through our actions and being a good neighbor. We conduct our operations in accordance with our Company values and policies, and consistent with the spirit of the United Nations' Universal Declaration of Human Rights.

In 2022, we conducted a sustainability priority assessment with internal and external stakeholders to help us identify the highest-interest issues, which informed our 2023 Sustainability Report. Our Sustainability Report provides a detailed overview of our sustainability programs, practices and performance, and is the primary way in which we communicate with our stakeholders regarding sustainability matters.

SPOTLIGHT ON OUR GHG EMISSIONS INTENSITY REDUCTION TARGETS[1]

30% ↓

Manufacturing-related
emissions intensity
Scope 1 and 2 from
operated assets by 2030

15% ↓

Products manufactured and
sold emissions intensity
Scope 3 from operated
assets by 2030

50% ↓

Manufacturing-related
emissions intensity
Scope 1 and 2 from
operated assets by 2050

[1] GHG emissions intensity reduction targets are as compared to a 2019 GHG emissions intensity baseline.

We anticipate achieving our 2030 GHG emissions intensity reduction targets with projects underway or in development, which are consistent with our disciplined approach to capital allocation and focus on returns. Meeting our 2050 target will require changes beyond our sphere of influence and control, such as advancements enabling broader commercialization of lower-carbon technologies, global policies to fund and incentivize the lower-carbon energy system, changes in consumer behavior and available materials throughout the supply chain.

In 2022, we saw an 8% reduction in Scope 1 & 2 GHG emissions intensity and a 3% reduction in Scope 3 emissions intensity from 2019 levels. Data regarding our 2023 GHG emissions intensity performance will be available in the fall of 2024.

SHAREHOLDER OUTREACH AND ENGAGEMENT

OUR SHAREHOLDER ENGAGEMENT PROGRAM

We engage with our shareholders year-round to solicit feedback and address questions. Our shareholder engagement team is comprised of internal subject matter experts across our organization representing Investor Relations, Human Resources, Executive Compensation, Sustainability and Corporate Secretary functions. In addition, Glenn Tilton, our Lead Independent Director, and Dr. Marna Whittington, Chair of the HRCC, participate in many of our shareholder engagement meetings in order to build trust and exhibit accountability to our shareholders. The perspectives of our shareholders are brought back to the boardroom and inform the Board's decision making.

2023 Shareholder Engagement by the Numbers

>45%
of shares outstanding
contacted

>40%
of shares
outstanding engaged

25%
of shares outstanding engaged with Lead
Independent Director or the Chair of the HRCC

We also engage with our shareholders by conducting periodic roadshows, participating at investor conferences, responding to individual investor inquiries and taking questions during our quarterly earnings calls and at our annual meetings of shareholders.

FORWARD-LOOKING STATEMENTS, WEBSITE REFERENCES AND LINKS

This Proxy Statement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts made in this Proxy Statement are forward-looking, including statements regarding our sustainability plans and goals and statements about our future financial performance and business. Forward-looking statements may be identified by the use of words like "plans," "expects," "will," "anticipates," "believes," "intends," "projects," "targets," "estimates" or other words of similar meaning. Forward-looking statements are based on certain assumptions and expectations of future events which may not prove accurate or be realized, and involve risks and uncertainties, many of which are beyond Phillips 66's control. Risks and uncertainties that could cause our actual results to differ significantly from management's current expectations are described in our 2023 Annual Report on Form 10-K. In addition, our sustainability goals are aspirational and may change. Statements regarding our goals are not guarantees or promises of future performance. The inclusion of forward-looking and other sustainability-related statements in this Proxy Statement is not an indication that these statements are necessarily material to investors or required to be disclosed in our filings with the Securities and Exchange Commission ("SEC"). We undertake no duty to update any forward-looking statement that we may make, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

References in this Proxy Statement to materials available on our website, including website links, are for informational purposes only. The information available on our website or accessible through any website links included herein is not a part of, nor incorporated by reference into, this Proxy Statement.



PROPOSAL 1

Election of 4 Class III Directors to Hold Office until the 2027 Annual Meeting

The Board recommends that you vote **"FOR"** the election of the four Class III director nominees.

DIRECTOR NOMINEES

Our Board is currently composed of 14 members. Upon Greg Garland's retirement from the Board immediately prior to the Annual Meeting, the size of the Board will be automatically reduced to 13 directors. In accordance with our Certificate of Incorporation, as currently in effect, our Board is divided into three classes of directors. The Board has nominated Julie L. Bushman, Mark E. Lashier, Lisa A. Davis, and Douglas T. Terreson to stand for election as Class III directors for a three-year term that expires at the annual meeting of shareholders to be held in 2027 or until such director's successor has been duly elected or appointed and qualified, or until their earlier resignation or removal. All of the nominees are currently serving as directors.

MAJORITY VOTE STANDARD & DIRECTOR RESIGNATION POLICY

Each nominee requires the affirmative vote of a majority of the votes cast in person or by proxy at the meeting. Each director nominee has consented to serving as a director if elected and the Board expects that the four nominees will be available to serve as directors. However, if a nominee is unavailable for election, proxy holders may vote for another nominee proposed by the Board or the Board may reduce the number of directors to be elected at the Annual Meeting. No family relationship exists among any of our directors, director nominees or executive officers. There is no arrangement between any director or director nominee and any other person pursuant to which he or she was, or is to be, selected as a director or director nominee.

If an incumbent director fails to be re-elected by a majority of votes cast in an uncontested election, the director is required under our by-laws to promptly tender an offer of resignation to the Board. The N&GC will then make a recommendation to the Board about whether to accept or reject the tendered resignation or take other action. The Board will act on the tendered resignation offer taking into account the N&GC's recommendation and publicly disclose its decision and rationale within 90 days from the date the election results are certified. The director who tenders his or her offer of resignation will not participate in the recommendation of the N&GC or the decision of the Board.

DIRECTOR EXPERIENCE, QUALIFICATIONS AND CORE SKILLS

Biographical information about each of the director nominees and continuing directors is set forth on the following pages. A matrix that provides a holistic overview of director demographics and core skills follows the director biographies on page 30.

 C-Suite	 Accounting/ Financial Reporting	 Risk Management	 International/ Global Business
 Environmental	 Industry	 Information Technology	 Business Transformation
 Investment Banking/Finance	 Public Policy & Government Affairs		

Julie L. Bushman



Former Executive Vice President of International Operations of 3M

Independent:
Yes

Age: **63**

Director since:
2020

Committees:
A&FC
PPSC

Key Skills:



Selected Skills and Experience Supporting Oversight of Phillips 66:

- Ms. Bushman retired in 2020 after a **36-year career at 3M** that included significant **operations, management, and global business responsibilities**

- Throughout her career, she has been deeply involved in leading efforts focused on **continuous improvement and business transformation** within her areas of responsibility; her experience in leading global businesses included **technology/ new product development and commercialization**

- In her most recent role at 3M, she was responsible for **managing operations in 70 countries, driving growth of 3M's diverse portfolio into a broad array of industries**, which has been valuable in her oversight of Phillips 66's diversified, integrated network of businesses

- Ms. Bushman's experience overseeing **3M's business transformation initiative** included the deployment of a global ERP system and establishment of multiple global business centers to standardize and simplify the company's processes, which has positively contributed to Ms. Bushman's oversight of Phillips 66's own efforts in progressing its critical **multi-year business transformation and cost- saving initiatives**

- Throughout Ms. Bushman's career, she has been deeply involved in **human capital management** and leadership development and planning initiatives and has been an active participant in **employee engagement** during her time on the Board

- Ms. Bushman contributes to the Board's active oversight of **IT and cybersecurity matters**, topics of increasing interest to our shareholders, from her substantial digital, software, and CIO leadership roles

- She brings to the Board an informed, **global perspective of corporate governance** issues from her current and former service on other public company boards

- Ms. Bushman's current service on the audit committees of other highly technical global organizations and experience at 3M has been particularly impactful in overseeing Phillips 66 from an **accounting, finance, and risk management perspective**

Career Highlights:

3M, *a diversified technology company with operations in industrials and worker safety, among others*

- Executive Vice President of International Operations (2017 to 2020)

- Senior Vice President of Business Transformation and Information Technology (2013 to 2017)

- Previously held roles of increasing responsibility, including Executive Vice President of Safety and Graphics; Executive Vice President of Safety, Security and Protection Services; Division Vice President of Occupational Health and Environmental Safety; and Chief Information Officer

Other Current Public Company Directorships:

- Adient plc

- Bio-Techne Corporation

Lisa A. Davis



Former member of Managing Board of Siemens AG and Chief Executive Officer for Siemens Gas and Power

Independent:
Yes

Age: **60**

Director since:
2020

Committees:
HRCC
PPSC

Key Skills:



Selected Skills and Experience Supporting Oversight of Phillips 66:

- Ms. Davis brings deep expertise in **operations, international business, public policy and government affairs, and risk management** developed in her 30 years of experience in the energy industry through roles at Exxon, Texaco, and Royal Dutch Shell

- She has held significant operational and leadership positions encompassing many facets of the energy industry, including **upstream production, project development, refining, marketing and sales, and downstream strategy**, among others

- Her experience spans **all of Phillips 66's businesses and assets**, including Midstream, Chemicals, Refining, and Marketing and Specialties, providing the Board with critical insight into the Company's **financial reporting and investment-related decisions** from a holistic perspective

- As an **experienced director**, she brings relevant outside perspectives on **corporate governance** issues to the Phillips 66 Board to guide our governance and oversight practices to continually evolve and remain at the forefront of our industry

- Her current role on the board of C3.ai contributes to our Board's understanding of how Phillips 66 can best **leverage emerging technologies** to generate meaningful operational efficiencies as part of its **business transformation** initiatives

Career Highlights:

Siemens AG, *a multinational organization with one of the largest industrial manufacturing operations globally*

- Managing Board Member of Siemens AG and Chief Executive Officer for Siemens Gas and Power, which included Power Generation, Power Services, Oil and Gas, Transmission and New Fuels (2014 to 2020)
- Chair of Siemens Corporation USA (2014 to 2020)

Royal Dutch Shell, *a global group of energy and petrochemical companies*

- Executive Vice President of Downstream Strategy, Portfolio and Alternate Energy (2012 to 2014)
- Previously held various Vice President roles overseeing Refining Operations, Supply Optimization, and Lubricants and Bulk Fuels Sales and Marketing (2000 to 2012)

Other Current Public Company Directorships:

- Air Products and Chemicals
- Penske Automotive Group
- C3.ai

Prior Public Company Directorships (within past five years):

- Kosmos Energy (2019 to 2022)
- Siemens Gamesa Renewable Energy SA (2017 to 2020)

Mark E. Lashier



President and Chief Executive Officer of Phillips 66

Independent: **No**

Age: **62**

Director since: **2022**

Committees:
**Executive
PPSC**

Key Skills:



Selected Skills and Experience Supporting Oversight of Phillips 66:

- As our current President and Chief Executive Officer, Mr. Lashier brings **extensive knowledge of Phillips 66's businesses** and the **broader industry** to the Board

- Throughout his more than 30-year career within our organization and our joint venture, Chevron Phillips Chemical Company (CPChem), Mr. Lashier has developed substantial **executive leadership, financial reporting, strategic planning, risk management,** and **environmental and safety experience**

- He brings a deep understanding of our **Chemicals** business through his prior positions of increasing responsibility at CPChem, including as President and CEO

- He has developed significant expertise in overseeing **long-term capital-intensive project development** from his efforts leading the team responsible for securing **financing for major capital projects** at CPChem

- Additionally, through his work executing on major capital projects at CPChem, he gained critical experience in managing **complex business transformation** efforts requiring active **relationship management across multiple stakeholders** including internal subject matter experts, sponsors, and financiers

- Through his international leadership assignments he has developed a deep knowledge of **international business and public policy** matters in regions that are important to our industry, including the Middle East and Asia

Career Highlights:

Phillips 66

- President and Chief Executive Officer (since July 2022)
- President and Chief Operating Officer (2021 to 2022)

Chevron Phillips Chemical Company LLC, *a petrochemical company jointly owned by Phillips 66 and Chevron Corporation*

- President and Chief Executive Officer (2017 to 2021)
- Previously held roles of increasing responsibility, including Executive Vice President of Olefins and Polyolefins; Senior Vice President of Specialties, Aromatics and Styrenics; Vice President of Corporate Planning and Development; Project Director for Saudi Arabia; and Regional Manager in Asia

Douglas T. Terreson



Former Head of Energy Research at Evercore ISI

Independent: **Yes**

Age: **62**

Director since: **2021**

Committees:
HRCC
PPSC

Key Skills:



Selected Skills and Experience Supporting Oversight of Phillips 66:

- Mr. Terreson is a **leading industry expert** whose career has spanned a rare combination of operations, buy-side and sell-side roles

- His depth of research into energy company capital management models and incentive compensation systems, which **catalyzed significant shareholder value creation** within the industry, has informed Phillips 66's development of and progress toward achieving its **strategic priorities and business transformation goals**

- He formerly served as Head of Global Energy at Evercore ISI, where he covered the **Integrated Oil, Exploration and Production and Refining and Marketing** sectors

- During his tenure at Morgan Stanley, the firm advised on some of the largest mergers in the industry, including BP and Amoco, Chevron and Texaco, and Conoco and Phillips, providing the Board **unparalleled global investment and transactional expertise**

- Also during his time at Morgan Stanley, he served as **lead analyst on some of the largest energy IPOs ever** in North America (Conoco), Europe (Statoil), and Asia (Sinopec)

- During his career, he was named the **#1 or #2 Integrated Oil analyst in the Institutional Investor poll a record twenty times**

- Earlier in his career, Mr. Terreson managed Putnam Investments' energy mutual fund, which enables him to bring a **differentiated investor perspective** to the Board

- Before entering the investment industry, he gained valuable industry **operating and risk management experience** as an engineer with Schlumberger on the U.S. Gulf Coast

- As part of our HRCC, Mr. Terreson has been an active contributor to the ongoing evolution of our executive compensation program in **response to feedback from our shareholders**

Career Highlights:

Evercore ISI, *a premier global independent investment bank*

- Head of Global Energy (2009 to 2021)

Morgan Stanley, *a multinational investment bank and financial services firm*

- Head of Global Energy Group (1993 to 2008)

Putnam Investments, *a global money management firm*

- Principal, Portfolio Manager for Global Energy Fund (1991 to 1993)

Schlumberger NV, *an oilfield services company*

- Engineer (1984 to 1987)

Gary K. Adams



Former Chief Advisor - Chemicals for IHS Markit

Independent: **Yes**

Age: **73**

Director since: **2016**

Committees: **HRCC PPSC**

Key Skills:



Selected Skills and Experience Supporting Oversight of Phillips 66:

- Mr. Adams brings over 40 years of **operations and advisory experience** within the **global petrochemicals and plastics industries**, along with broader industry experience contributing to the Board's **oversight of our businesses**

- He is internationally recognized for his depth of expertise and willingness to provide **independent perspectives on complex industry dynamics** to a range of stakeholders, including trade organizations, government, and private-sector audiences around the world

- Throughout his time at Chemical Markets Associates Inc. (CMAI) and IHS Markit following their acquisition, he served as a **trusted strategic advisor** to the leadership teams of major chemicals corporations, providing **guidance on complex financial and investment-related matters** including competitive positioning, capital deployment, analytics, and syndicated finance

- These leadership roles in an advisory capacity provide our Board critical insight into the market forces contributing to the Company's **performance and growth opportunities**, including drivers for success across the energy value chain and the potential benefits of **synergies obtained from combining strategic assets** across our business lines

- His responsibilities at CMAI included the successful **development and execution of CMAI's strategic plan and growth strategies**, which has contributed to the Board's understanding of how to navigate similar priorities across our organization

- Earlier in his career, Mr. Adams spent 15 years in operational roles at Union Carbide, developing significant expertise within the **chemicals supply chain** which has been beneficial to the Board's oversight of that aspect of our business

- Having served on the boards of master limited partnerships within Phillips 66, Mr. Adams brings **deep organizational expertise** which has contributed to the Board's oversight of **firm-wide risk management**

- His prior service as a public company board member at Trecora Resources, culminating in a take-private transaction, provides our Board with greater insight into **corporate governance best practices** and the successful management of complex transactions while **representing and advocating for shareholders' interests**

Career Highlights:

IHS Markit, *a global provider of next-generation information, analytics and solutions to customers in business, finance, and government*

- Chief Advisor - Chemicals (2011 to 2017)

Chemical Markets Associates Inc. (CMAI), *a specialized petrochemicals consulting firm*

- President, Chief Executive Officer and Chairman (1997 to 2011)

Prior Public Company Directorships (within past five years):

- Trecora Resources (2012 to 2022)

Gregory J. Hayes



Chairman and Chief Executive Officer of RTX Corporation

Independent: **Yes**

Age: **63**

Director since: **2022**

Committees:
HRCC
N&GC
PPSC

Key Skills:



Selected Skills and Experience Supporting Oversight of Phillips 66:

- As the Chairman and Chief Executive Officer of RTX Corporation, Mr. Hayes has been responsible for leading a renowned aerospace and defense company of 185,000 employees and $69 billion in annual revenue, providing our Board with **valuable executive experience** as well as knowledge of **large and complex businesses undergoing transformative initiatives**

- From his long tenure at United Technologies Corporation and predecessor organizations, Mr. Hayes has developed significant expertise in leading and overseeing businesses operating in **highly technical industries**

- Due to the nature of these roles at global aerospace and defense and related companies, Mr. Hayes has gained expertise in a wide range of **government, regulatory, and public policy matters**

- Mr. Hayes has held senior leadership roles across **finance, corporate strategy and business development**, and has substantial experience in **strategic planning, M&A, global operations, and risk management**, which are critical to effective execution of Phillips 66's strategic priorities

- His track record of successfully managing complex businesses and talent development allows him to contribute to the Phillips 66 Board's oversight of **human capital and management succession planning initiatives** during this critical time in the Company's business transformation journey

- He has developed valuable knowledge of best practices in **corporate governance** through his current and prior service on other major public company boards, and a deep understanding of **cyclical, commodities-focused industries** through his former service on the board of Nucor Corporation, the largest steel producer in the U.S.

Career Highlights:

RTX Corporation (formerly Raytheon Technologies Corporation), *the world's largest aerospace and defense company*

- Chairman and Chief Executive Officer (since June 2021; planned retirement as CEO in May 2024 while staying on as Executive Chairman)
- President, Chief Executive Officer and Director (April 2020 to June 2021)

United Technologies Corporation, *an American multinational conglomerate specializing in high technology products*

- Former Chairman and Chief Executive Officer (2016 to April 2020)

Other Current Public Company Directorships:

- RTX Corporation



Former Executive Vice President and Chief Financial Officer, Walmart Inc.

Independent: **Yes**

Age: **67**

Director since: **2019**

Committees: **A&FC PPSC**

Key Skills:



Selected Skills and Experience Supporting Oversight of Phillips 66:

- As Executive Vice President and Chief Financial Officer of Walmart Inc., one of the largest U.S. corporations, Mr. Holley gained **senior leadership experience** and led Walmart's **finance, risk management, strategic planning and capital markets** efforts, which has been crucial to his role in oversight of Phillips 66's strategic investments and risk management processes

- In addition, he took an active role in Walmart's **government relations and information technology** teams while CFO, allowing him to contribute knowledge in those key oversight fields to Phillips 66's Board

- He previously served in various **accounting and finance** roles at Walmart as well as Walmart International, where he helped lead Walmart's expansion into international markets through a combination of greenfield investments, joint ventures and acquisitions, which enhances his knowledge and oversight capabilities of Phillips 66's **international operations and strategic initiatives and** aids Phillips 66 in its ongoing **transformation efforts**

- Mr. Holley's extensive background in accounting and financial planning is further strengthened by his tenure at Ernst & Young LLP and having recently served for three years as **Independent Senior Advisor at Deloitte LLP**, both of which are particularly valuable to our audit committee, and qualify Mr. Holley as an **"audit committee financial expert"**

- In his role at Deloitte, he worked on the Global Chief Financial Officer program where he helped develop and mentor large-cap company CFOs and their staff, providing him with significant experience in **human capital and management oversight as well as management succession planning processes**

- Mr. Holley's service as a public company board member provides our Board with greater insight into **corporate governance best practices** at other companies within technical, highly regulated industries

Career Highlights:

Deloitte LLP, *an industry leading audit, consulting, and tax advisory firm*

- Independent Senior Advisor, Chief Financial Officer Program (2016 to 2019)

Walmart Inc., *one of the world's largest multi-national retail corporations*

- Executive Vice President and Chief Financial Officer (2010 to 2015)

Other Current Public Company Directorships:

- Amgen
- Carrier Global

John E. Lowe



Former Senior Executive Advisor to Tudor, Pickering, Holt & Co.

Independent: **Yes**

Age: **65**

Director since: **2012**

Committees:
A&FC (Chair)
N&GC
PPSC
Executive

Key Skills:



Selected Skills and Experience Supporting Oversight of Phillips 66:

- Mr. Lowe's 30-year career with ConocoPhillips and Phillips Petroleum Company included Executive Vice President roles overseeing **exploration and production; commercial operations; and planning, strategy and corporate affairs** which enhances his oversight of our Company

- This experience has granted him **extensive business transformation, financial, operational, risk management, government affairs, capital allocation, safety, and environmental experience** and has enabled him to effectively serve across a range of our Board's committees

- Mr. Lowe brings a **deep understanding of our industry** to the Phillips 66 Board, gained from having served in various roles as an **executive, strategic advisor, and board member** for upstream, midstream and downstream energy companies

- Subsequent to retiring from ConocoPhillips, Mr. Lowe served as a Senior Executive Advisor to Tudor, Pickering, Holt & Co. and shares his **deep financial and investment expertise, as well as M&A experience**, with the Phillips 66 Board

- Mr. Lowe's history of service on other public company boards specifically within our industry enhances our Board's perspectives on emerging **governance topics and issues** facing public companies with similar opportunities and challenges to Phillips 66

Career Highlights:

Tudor, Pickering, Holt & Co., *an energy investment banking and research firm*

- Senior Executive Advisor (2012 to 2022)

ConocoPhillips, *a global exploration and production company specializing in crude oil and natural gas*

- Assistant to the Chief Executive Officer (2008 to 2012)
- Executive Vice President, Exploration and Production (2007 to 2008)
- Executive Vice President, Commercial (2006 to 2007)
- Executive Vice President, Planning, Strategy, and Corporate Affairs (2002 to 2006)

Other Current Public Company Directorships:

- TC Energy (Non-Executive Chairman)

Prior Public Company Directorships (within past five years):

- APA Corporation (2013 to 2022; Non-Executive Chairman 2015 to 2022)

Robert W. Pease



Former Executive Vice President of Corporate Strategy & President of Downstream at Cenovus Energy

Independent:
Yes

Age: **65**

Director since:
2024

Committees:
A&FC
N&GC
PPSC

Key Skills:



Selected Skills and Experience Supporting Oversight of Phillips 66:

- Mr. Pease brings to the Board over 38 years of **global industry expertise**, along with considerable **familiarity with Phillips 66's businesses and assets** from his time at Cenovus Energy, a partner in the Wood River and Borger refinery joint ventures

- He has **significant refinery operations** experience, along with a deep understanding of U.S. and global commodity markets following significant roles in **trading, risk management, regulatory compliance, and commercial marketing** during his time at Shell and Cenovus Energy

- In his prior roles, Mr. Pease was involved in **optimizing refining assets and developing strategic decision modeling tools**, which enhance the Board's ability to oversee execution across Phillips 66's strategic priorities

- He has a strong track record of success in executing on **complex business transformation** efforts, including at Motiva, where he oversaw completion and integration of a major refinery expansion project, and developed and implemented a rapid distribution and marketing growth strategy, increasing branded, commercial and biofuels presence and generating increased profitability; and at Cenovus, where he led the early transformation of a Canadian upstream-focused oil and gas producer into a large, fully integrated oil company

- His leadership roles have included oversight of critical **financial reporting-related responsibilities**, including engagement of external auditors and credit rating agencies, that are valuable to Phillips 66 and our A&FC

- Mr. Pease's prior involvement in **public policy and government affairs**, both in an operational capacity interacting with regulators and as a member of the Board of Governors of the Canadian Association of Petroleum Producers (CAPP) and a Board member of the American Fuels & Petrochemicals Manufacturers (AFPM), brings connectivity to emerging opportunities and risks facing our businesses

- He has been an **advocate for diversity, talent development, and employee-related initiatives** throughout his career and has held active roles within Catalyst, a leading global non-profit for the advancement of women in business, and the United Way of Greater Houston, providing alignment with Phillips 66's mission to provide energy and improve lives while living our values

Career Highlights:

Cenovus Energy, *a Canadian oil and natural gas company*

- Director of U.S. Operations (2017 to 2018)
- President, Downstream, U.S. Operations (September 2017 to December 2017)
- Executive Vice President of Corporate Strategy & President of Downstream (2015 to 2017)
- Executive Vice President of Markets, Products & Transportation (2014 to 2015)

Motiva Enterprises LLC, *a downstream and midstream oil refining company*

- Chief Executive Officer and President (2008 to 2014)

Shell plc, *a multinational oil and gas company*

- President, Shell Trading (U.S.) Co. (2004 to 2008)
- Vice President of Trading and Shipping Operations (2004 to 2008)

Denise L. Ramos



Former Chief Executive Officer, President and Director, ITT Inc.

Independent:
Yes

Age: **67**

Director since:
2016

Committees:
A&FC
N&GC
PPSC (Chair)
Executive

Key Skills:



Selected Skills and Experience Supporting Oversight of Phillips 66:

- Ms. Ramos spent seven years as President and Chief Executive Officer of ITT Inc., a diversified manufacturer of engineered components and customized technology solutions for the transportation, industrial, and energy markets, where she developed skills in **executive leadership, human capital, business transformation, innovation and technology** that enable her to be an active contributor to a range of Phillips 66's committees and oversight activities

- Her experience running **large multinational organizations** greatly benefits Phillips 66's Board in its **oversight of management and corporate strategy**

- As a former Chief Financial Officer at ITT, Furniture Brands International, and the U.S. KFC division of Yum! Brands, she is a valuable resource to our Board and the A&FC on **financial planning, accounting and risk management**, particularly in matters relating to our consumer-facing **Marketing and Specialties** business

- In addition, Ms. Ramos gained significant **experience in the oil and gas industry** through her more than 20 years in various finance positions at Atlantic Richfield Company, a former producer, refiner, and marketer of oil and gas

- Through her public company board service, Ms. Ramos brings board-level insights to issues facing complex, regulated global public companies and specific oversight experience in **finance, audit, corporate governance, public policy, and sustainability matters**

Career Highlights:

ITT Inc., *a worldwide manufacturer of components for aerospace, transportation, energy, and industrial markets*

- Chief Executive Officer, President and director (2011 to 2018)
- Chief Financial Officer (2007 to 2011)

Furniture Brands International, *a designer-led home furnishings company*

- Chief Financial Officer (2005 to 2007)

Other Current Public Company Directorships:

- Bank of America
- RTX Corporation

Denise R. Singleton



Executive Vice President, General Counsel, and Secretary of Westrock Company

Independent:
Yes

Age: **61**

Director since:
2021

Committees:
A&FC
PPSC

Key Skills:



Selected Skills and Experience Supporting Oversight of Phillips 66:

- Ms. Singleton's professional experience in General Counsel positions at WestRock Company, IDEX Corporation, and SunCoke Energy, Inc. contributes valuable **legal, corporate governance, risk management, safety and environmental expertise** specifically within other highly technical industries to the Board of Phillips 66

- Ms. Singleton has a strong track record of developing and executing **transactional and capital market strategies** at both the enterprise and portfolio level of **global businesses**, including capital raising, conducting IPOs, M&A, asset recapitalizations, restructurings, asset divestitures, and rationalizations of footprint, which has been critical to the successful **development and execution of Phillips 66's strategic priorities**

- In her current role at WestRock, Ms. Singleton has spearheaded efforts related to **technological innovation and automation** for contract management and standardization, allowing for learnings that have contributed to oversight of Phillips 66's own **transformational initiatives**

- Also in her current role at WestRock, Ms. Singleton has been an active participant in the company's **shareholder engagement efforts** and oversees the company's strategies related to **labor, collective bargaining, and government affairs**

- Ms. Singleton brings **significant cybersecurity experience** to the Phillips 66 Board following her oversight of the information security and cybersecurity functions at IDEX Corporation, as well as her current role as a member of the Cyber Emergency Response Team at WestRock

- Ms. Singleton serves on the Board of Directors of 50/50 Women on Boards™, a global campaign committed to **gender balance and diversity on corporate boards**, and has been **publicly recognized for her impact on boardroom practices and performance** by publications such as *Directors & Boards* magazine, *WomenInc.* magazine, *Savoy* magazine and by the NACD, which selected her to the 2023 NACD Directorship 100™

Career Highlights:

WestRock Company, *a leader in sustainable, fiber-based packaging solutions*

- Executive Vice President, General Counsel and Secretary (since March 2022)

IDEX Corporation, *a designer and manufacturer of specialty engineered products including fluidics and optics systems*

- Senior Vice President, General Counsel and Corporate Secretary (2015 to February 2022)

SunCoke Energy, *the largest independent producer of high-quality coke in the Americas*

- Senior Vice President, General Counsel, Corporate Secretary, and Chief Compliance Officer (2011 to 2015)

Other Current Public Company Directorships:

- Teledyne Technologies Incorporated

Glenn F. Tilton



Lead Independent Director of Phillips 66

Former Chairman and Chief Executive Officer of UAL Corporation

Independent:
Yes

Age: **75**

Director since:
2012

Committees:
**HRCC
N&GC (Chair)
PPSC
Executive**

Key Skills:



Selected Skills and Experience Supporting Oversight of Phillips 66:

- Mr. Tilton's service as Chairman and Chief Executive Officer of UAL Corporation, the parent company of United Airlines, as well as Chairman of the Midwest of JPMorgan Chase, has provided him with **strong management experience** overseeing complex **multinational businesses** operating in highly regulated industries as well as **expertise in financial reporting, risk management, environmental issues, business transformations and capital markets**, which assist in his oversight of Phillips 66's management team and financial strategy

- He also provides Phillips 66 with **extensive experience in the energy industry** following a career spanning more than 30 years with Texaco, including serving as Chairman and Chief Executive Officer

- He has significant experience with **public policy and government affairs** through his service on numerous councils and associations including the Chicago Council on Global Affairs, the U.S. Department of Transportation's Future of Aviation Advisory Committee, President Obama's White House Forum on Modernizing Government, and the President's Export Council; he has also served in Chair roles within the Airlines Trade Association and the Star Alliance

- He has served as **Phillips 66's Lead Independent Director since 2016**, where he fulfills an important leadership function in the boardroom and provides an independent voice to the Chief Executive Officer and Executive Chairman in key Board and Company decisions

- Mr. Tilton has been a **leading participant in conversations with Phillips 66's shareholders** in recent years, serving as a critical representative of our shareholders during discussions with the rest of the Board, and in turn representing the perspectives of the full Board in conversations with our shareholders

- Mr. Tilton's current and past experiences in **significant leadership roles at a variety of public company boards**, including Lead Independent Director at AbbVie, Vice Chairman at Chevron, Chairman of United Continental Holdings following the merger between United and Continental Airlines, and a member of the Special Committee at TXU Corporation which negotiated the sale of the company as part of the then-largest leveraged buyout on record, provides him with **deep knowledge of corporate governance and board oversight** across a range of complex situations

Career Highlights:

JPMorgan Chase, *a leading global financial services firm*

- Chairman of the Midwest (2011 to 2014)

UAL Corporation, *an American commercial airline services company (parent company of United Airlines)*

- Chairman and Chief Executive Officer (2002 to 2010)

Other Current Public Company Directorships:

- AbbVie Inc.

Prior Public Company Directorships (within past five years):

- Abbott Laboratories (2007 to 2023)

Marna C. Whittington



Former Chief Executive Officer of Allianz Global Investors Capital

Independent:
Yes

Age: **76**

Director since:
2012

Committees:
**HRCC (Chair)
N&GC
PPSC
Executive**

Key Skills:



Selected Skills and Experience Supporting Oversight of Phillips 66:

- Dr. Whittington's many years of leadership experience and expertise as a former senior executive in the investment management industry, including as Chief Executive Officer of Allianz Global Investors Capital, provides our Board with substantial experience in **international business, financial reporting, risk management and investment banking matters**

- Dr. Whittington is able to bring an **investor perspective** to our Board, which assists us in **financial, operational, and investment oversight** which are key to supporting our strategic priorities and progress toward achieving them

- She has previously **engaged directly with our shareholders** in governance and compensation-related conversations through her role as Chair of the HRCC and helped our Board demonstrate **responsiveness to shareholder feedback** through recent changes made to our executive compensation program

- Additionally, within her role as Chair of the HRCC, she has helped Phillips 66 **navigate our recent leadership transition** from a management succession planning and executive compensation perspective at a critical time in the Company's evolution

- Her experience serving as a public company board member gives her valuable **industry experience** as well as knowledge across a range of **corporate governance and oversight approaches**

Career Highlights:

Allianz Global Investors Capital, *a global investment management firm*

- Chief Executive Officer (2002 to 2012)

Morgan Stanley Investment Management, *an American active investment management firm*

- Managing Director and Chief Operating Officer (1996 to 2001)

Other Current Public Company Directorships:

- Oaktree Capital Group LLC
- Ocugen Inc.

Prior Public Company Directorships (within past five years):

- Macy's Inc. (1993 to 2022)

DIRECTOR DEMOGRAPHICS, SKILLS AND EXPERIENCES MATRIX[(1)]

	Adams	Bushman	Davis	Garland	Hayes	Holley	Lashier	Lowe	Pease	Ramos	Singleton	Terreson	Tilton	Whittington
CORE COMPETENCIES														
Other Public Company Boards: service on other boards enhances oversight capabilities by broadening knowledge, experience and perspectives on critical governance matters	0	2	3	1	1	2	0	1	0	2	1	0	1	2
C-Suite: experience in top leadership roles provides valuable insights and practical understanding of public companies, and the methods to drive change and growth within our organization	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓
Accounting/Financial Reporting: provides knowledge necessary to evaluate company performance and effectively oversee financial reporting across our organization	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Risk Management: experience in mitigating and managing risks allows for effective oversight of our enterprise risk management program	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
SKILLS ALIGNED WITH PHILLIPS 66's STRATEGY														
International/Global Business: allows for strong understanding of the challenges facing a global organization	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Environmental & Safety: experience overseeing environmental and safety risks and management of natural capital in alignment with our mission to provide energy and improve lives				✓			✓	✓	✓	✓	✓		✓	
Industry: significant leadership or operational experience provides perspective on issues specific to our industry, business, operations, strategy and market dynamics														
Energy	✓		✓	✓			✓	✓	✓	✓		✓	✓	
Refining			✓	✓			✓	✓	✓	✓			✓	
Chemicals	✓			✓			✓	✓					✓	✓
Midstream	✓			✓			✓	✓	✓				✓	
Information Technology: brings an understanding of data management, technology, and oversight of cybersecurity critical to the complex and dynamic environment in which our Company operates		✓			✓	✓					✓			
Business Transformation: experience developing and implementing strategy and growth initiatives supports the optimization of our cost and organizational structures to enhance the resilience of our business		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Investment Banking/Finance: experience in financial management, M&A and other project financing, and investment strategies provides effective oversight of our capital structure and finance-related strategies	✓		✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓
Public Policy & Government Affairs: expertise in government, legal, regulatory, and public policy matters allows for effective oversight of the complex regulatory and political issues germane to our industry			✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	
DEMOGRAPHICS														
Age	73	63	60	66	63	67	62	65	65	67	61	62	75	76
Gender	M	F	F	M	M	M	M	M	M	F	F	M	M	F
Racial/ethnic diversity											✓			
Tenure: diversity of tenure provides a balance of new ideas and experience with Phillips 66's business and operations	8	4	4	12	2	5	2	12	0	8	3	3	12	12
Independence: a substantial majority of independent directors promotes effective corporate governance and representation of our shareholders' interests	✓	✓	✓		✓	✓		✓	✓	✓	✓	✓	✓	✓

(1) As of April 3, 2024.

BOARD COMPOSITION AND QUALIFICATIONS

The Board strives to maintain an appropriate balance of tenure, turnover, diversity, skills and experience. Our average director tenure is approximately 6 years, representing an appropriate balance of tenures. The average age of our directors is approximately 66.

The N&GC and full Board seek to maintain a Board composed of directors possessing a broad and diverse set of experiences, qualifications, attributes and skills to provide effective oversight. When seeking new candidates, the Board seeks to consider a diverse pool of qualified candidates who could potentially serve as Board members. The Board views diversity in terms of skills, gender, age, race, ethnicity, background, professional experience and perspectives and assesses its effectiveness in this regard as part of the annual Board assessment. As the needs of the Company change, the Board revisits the skills and experiences it seeks in new members, taking into consideration gaps that may arise as a result of director retirements, as well as the evolving needs of the Company in terms of strategy and emerging opportunities and risks.

The Board's Corporate Governance Guidelines do not impose director term limits or mandate a retirement age. The Board believes that directors may continue to provide meaningful, independent oversight and advice past an arbitrary age limit. A mandatory retirement age comes with the disadvantage of losing the contribution of directors who have developed significant knowledge of the Company's business, strategy, risk profile, operations and financial position and who remain active and contributing members of the Board. The Board also determined that a mandatory retirement age may inhibit the Board's ability to maintain a balanced mix of shorter- and longer-tenured directors, which is necessary for the Board to maintain a mix of fresh perspectives and a deep understanding of the Company's business. Maintaining a mix of shorter- and longer-tenured directors is particularly important in our industry, in light of the cyclical nature of many aspects of our operations, as well as the range of complex macroeconomic and geopolitical factors we face, which make our longer-tenured directors' depth of experience particularly valuable.

The Corporate Governance Guidelines provide that any director whose principal outside responsibilities have changed since election to the Board should volunteer to resign to give the Board the opportunity to review the appropriateness of continued Board membership under the circumstances.

Commitment to Board Diversity

The Board has committed to seeking women and underrepresented groups, as well as candidates with diverse backgrounds, skills and experiences, as part of the search process for new directors, and incorporated this commitment into its Corporate Governance Guidelines.

REFRESHMENT

Board's Approach

The Board maintains a robust process and long-term orientation toward Board refreshment, considering the needs of the overall Board, its committees, and its leadership structure, and how those needs may evolve over time.

To accomplish this, the Board regularly seeks input from a range of sources, including from within the boardroom (via our annual Board self-assessment process, as described below), and from our shareholders, as they express their views regarding the backgrounds and skill sets that they perceive to be most critical to creating shareholder value. Our N&GC considers the feedback from these sources in its director search and nomination process.

The Board places strong emphasis on the alignment of skills and experience with the evolution of the Company's strategic priorities in its approach to refreshment, in order to ensure effective oversight of management's execution of its goals. The Board collectively possesses a significant depth of industry experience across each of Phillips 66's segments, which is complemented by leadership across areas critical to the execution of our strategy including international operations, information technology and innovation, business transformation, accounting, banking and capital markets ,risk management and public policy and government affairs.

The N&GC also reviews potential changes to the mix of skills on the Board in association with any anticipated director retirements, and considers the depth of key skills on the Board to avoid any risk associated with the departure of a single director.

Supporting the Success of New Members

The Board also prioritizes robust director orientation and onboarding programs to help new directors become rapidly integrated into boardroom discussions, facilitate their active participation within the Board, and maximize their contributions from the start of their appointment. The Board also encourages directors to pursue continuing education programs, industry events, and other opportunities to ensure their understanding of their role and responsibilities as directors of major publicly-traded companies continues to evolve.

Each director attends a multi-day onboarding session at the Company's headquarters and receives one-on-one briefings from the executive leadership team and other business leaders. The onboarding sessions include deep dives on each business segment and key corporate functions. Site visits are also coordinated to familiarize the directors with the Company's operations.

Recent Outcomes of the Refreshment Process and Looking Ahead

Since 2019, the Board has appointed eight new directors to the Board, seven of whom are independent, and increased the gender and racial/ethnic diversity of the Board.

In 2022, Mark Lashier and Greg Hayes were appointed to the Board. Mr. Lashier's board appointment was in connection with his promotion to the position of chief executive officer. Mr. Lashier brings significant knowledge of the Company's operations to the Board. Mr. Hayes brings significant c-suite, financial, global business, information technology, regulatory, risk management and environmental experience to the Board.

In 2024, Bob Pease's appointment deepened the Board's refining experience, which enhances the Board's oversight of the company's refining operations. This appointment followed constructive dialogue with Elliott Investment Management L.P. (together with its affiliates, "Elliott"), one of our largest investors. Additionally, the Board and Elliott have agreed to work together to identify a second mutually agreed director.

Most recently, following a deliberate Board leadership succession planning process, the Board appointed Mr. Lashier to the additional position of Chairman of the Board, effective upon Mr. Garland's retirement from the Board immediately prior to the Annual Meeting. The Board continues to assess its refreshment needs from other perspectives as well, including Committee membership and rotation of Committee Chair roles.

Our current Board has a diversity of thought and a broad range of skills and perspectives that are aligned with our evolving strategy and current needs of our business. Looking forward, the Board will continue to actively evaluate its composition through its self-evaluation process and feedback from our shareholders to ensure effective oversight of the Company's strategic priorities.

IDENTIFICATION AND CONSIDERATION OF NEW NOMINEES

The N&GC's process for identifying and recommending director candidates includes:

Review of current skills to identify needs or gaps	The N&GC considers the Company's current and long-term needs and strategic plans to determine the skills, experiences and characteristics that may enhance the Board's composition and effectiveness. This includes consideration from multiple perspectives including the needs of the overall Board as well as its committees.
Identify a pool of director candidates	The N&GC identifies a pool of diverse candidates through a variety of methods, including third-party search firms, suggestions from shareholders, and the business and organizational contacts of directors and management.
Evaluate the director candidates and assess their potential contributions	In evaluating potential candidates for nomination to the Board, the N&GC and the Board consider several factors: • all directors are expected to possess the highest personal and professional ethics, integrity and values and be committed to representing the long-term interests of the Company's shareholders; • candidates should possess skills and experience complementary to those of existing directors; and • all directors are expected to devote sufficient time and effort to their duties as a director.
Recommend candidates to the Board	The N&GC recommends director candidates to the Board with the goal of creating a balance of knowledge, experience and diversity.

ANNUAL BOARD ASSESSMENT

The Board's annual self-assessment process is designed to identify potential opportunities for the Board to improve its effectiveness and functioning.

2023 Board Self Assessment Process

Oversight of the evaluation process	The N&GC oversees the annual self-assessment of the Board, and annually considers the evaluation method process. The Lead Independent Director oversaw the annual self-assessment of the full Board.
Survey and one-on-one discussions	In 2023, the self-assessment included an evaluation survey, which provided an opportunity for candid feedback on the Board's performance, followed by one-on-one conversations between the Lead Independent Director and each other director. During these conversations, the Lead Independent Director sought input on the effectiveness of the Board, its committees, and the individual directors, among other topics.
Presentation and discussion of results	All comments from the written questionnaire were compiled and shared with the full Board on an unattributed basis. The Lead Independent Director presented a summary of the results to the N&GC and to the full Board in executive session.
Incorporation of feedback	Any matters requiring further action that may enhance the Board's performance are identified and action plans may be developed to address the matter.

DIRECTOR TIME COMMITMENTS

The Board believes that concurrent service on other public company boards has the potential to broaden and deepen the knowledge and experience that a director brings to our Board. At the same time, the Board understands the significant time commitment involved in being an active Board participant, and as a result, our Corporate Governance Guidelines specify that each director is expected to be able to devote sufficient time and effort to his or her duties as a Company director.

The N&GC annually reviews and assesses outside director time commitments, including leadership positions at other boards, to evaluate and confirm that all directors have demonstrated an appropriate commitment to serving on the Board and its committees.

Before accepting an additional directorship with another company, directors should consider whether the directorship will compromise the director's ability to perform his or her responsibilities to the Company. Additionally, a director should advise the Chairman of the Board and the Chair of the N&GC in advance of accepting an invitation to serve on another board to ensure that it is permissible under applicable laws, the Company's policies and governance best practices.

Because time demands across boards and the capacities of individual directors vary, the Board does not endorse a specific limitation on the number of directorships a director may hold. Instead, the N&GC assesses individual situations on a case-by-case basis. This year, they determined that all nominees demonstrated the appropriate level of commitment to the Company.

In addition, the N&GC reviewed the time commitments of Ms. Singleton in response to shareholder feedback. Ms. Singleton currently serves as the Executive Vice President, General Counsel, and Secretary of Westrock Company and as a board member of Teledyne Technologies Incorporated. After reviewing Ms. Singleton's contributions to our Board as well as her other commitments, the N&GC determined that her continued service was in the best interest of our shareholders. When making this determination, the N&GC considered factors such as her active participation and attendance at the Company's Board meetings in 2023, her unique skills and experiences as a tenured legal and corporate governance expert specifically within other highly technical industries, and her contributions to the overall diversity of our Board. The Board will continue to evaluate her service and commitments on a regular basis, as it does with all directors.

SHAREHOLDER RECOMMENDATION OF CANDIDATES

The N&GC will consider director candidates recommended by shareholders. A shareholder wishing to recommend a candidate for nomination by the N&GC should follow the procedures described under *Submission of Future Shareholder Proposals and Director Nominations* beginning on page 108. In addition, the shareholder should provide such other information it deems relevant to support the N&GC's evaluation of the candidate. Candidates recommended by the Company's shareholders are evaluated on the same basis as candidates recommended by the Company's directors, management, third-party search firms or other sources.

PROXY ACCESS FOR SHAREHOLDER-NOMINATED CANDIDATES

Our By-Laws also permit a group of up to 20 shareholders owning 3% or more of our outstanding common stock continuously for at least three years to nominate and have included in our proxy materials, director nominees constituting up to two individuals or 20% of the Board, whichever is greater, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in our By-Laws. Additional information is described under *Submission of Future Shareholder Proposals and Director Nominations* on page 108.

Corporate Governance

BOARD LEADERSHIP STRUCTURE

CHAIRMAN AND CEO ROLES

The Board of Directors believes that it is in the best interests of the Company and its shareholders to retain flexibility in determining whether to combine the roles of Chairman and CEO. Our Corporate Governance Guidelines provide that the Board will periodically consider whether the roles should be separated and, if so, whether the Chairman should be an independent director or an employee.

Upon Mr. Garland's retirement as CEO in July 2022, the Board asked Mr. Garland to continue to serve as Executive Chairman of the Board. The Board determined that separating the roles of Chairman and CEO was appropriate at that time to promote an effective CEO transition, allowing Mr. Lashier to focus on executing the Company's strategy while Mr. Garland focuses on Board governance. As part of the Company's carefully planned leadership transition, Mr. Garland will retire from the Board as Executive Chairman immediately prior to the Annual Meeting. The Board closely evaluated its leadership structure throughout this transition period. The non-employee directors ultimately determined that it is in the best interests of the Company and its shareholders to recombine the Chairman and CEO roles upon Mr. Garland's retirement from the Board, with Mr. Lashier serving as Chairman of the Board in addition to President and CEO. In connection with this decision, the Board considered, among other factors, shareholder feedback during off-season engagement meetings, Mr. Lashier's demonstrated leadership abilities and the benefits of a unified leadership structure as the Company executes its strategic priorities, as well as the breadth and significance of the Board's lead independent director duties. The Board will continue to take under consideration any input received from our shareholders regarding its leadership structure, and retains the flexibility to reconsider its leadership structure in the future.

DUTIES AND RESPONSIBILITIES OF THE EXECUTIVE CHAIRMAN

As our former CEO, Mr. Garland's service as Executive Chairman of the Board has been a valuable resource to the executive leadership team on operational and strategic matters. In this role, he has held a number of critical responsibilities, including:

- working closely with the executive leadership team to provide advice on operational, strategic, and governance matters;
- acting as a source of institutional knowledge;
- conducting, along with the Lead Independent Director, the CEO's annual performance review;
- chairing meetings of the Board;
- presiding at meetings of our shareholders;
- communicating with all directors on key issues and concerns outside of full Board meetings;
- overseeing agenda preparation in consultation with the Lead Independent Director; and
- fostering a collegial and collaborative environment in the boardroom.

DUTIES AND RESPONSIBILITIES OF THE LEAD INDEPENDENT DIRECTOR

Our Corporate Governance Guidelines state that when the Chairman is an employee of the Company, the non-employee directors will name a Lead Independent Director. Since 2016, the non-employee directors have elected Glenn Tilton to serve as Lead Independent Director. The Board believes Mr. Tilton is qualified to serve as Lead Independent Director in light of his current and past experiences in significant leadership roles at a variety of public company boards, which provide him with deep knowledge of corporate governance and board oversight across a range of complex situations. For example, Mr. Tilton's board roles have included serving as the Lead Independent Director at AbbVie, Vice Chairman at Chevron, Chairman of United Continental Holdings following the merger between United and Continental Airlines, and as a member of the Special Committee at TXU Corporation which negotiated the sale of the company as part of the then-largest leveraged buyout on record. Through these roles, Mr. Tilton has demonstrated strong leadership skills that position him well to lead our independent directors and represent our shareholders' interests in discussions within the boardroom. Mr. Tilton also has vast management experience in overseeing complex multinational businesses operating in highly regulated industries, including the energy industry following a career spanning more than 30 years with Texaco, as well as expertise in matters related to finance, capital markets, public policy, and government affairs, which are all critical to supporting the success of Phillips 66.

As Lead Independent Director, Mr. Tilton chairs executive sessions, coordinates the activities of the non-employee directors and performs other duties and responsibilities as determined by the Board, including:

- advising the Executive Chairman on Board meeting schedules, seeking to ensure that the non-employee directors can perform their duties responsibly without interfering with operations;
- providing the Executive Chairman with input on agenda preparation for Board and committee meetings;
- advising the Executive Chairman on the quality, quantity and timeliness of the flow of information from management to allow directors to perform their duties effectively and responsibly, including specifically requesting certain materials be provided to the Board;
- recommending to the Executive Chairman the retention of consultants who report directly to the Board;
- interviewing Board candidates and making nomination recommendations to the N&GC;
- assisting in assuring compliance with and implementation of the Corporate Governance Guidelines;
- ensuring that he, or another appropriate director, is available for engagement with shareholders when warranted;
- calling meetings of the non-employee directors as needed, developing the agenda for and chairing any such meetings and executive sessions;
- acting as principal liaison between the non-employee directors and the Executive Chairman on sensitive issues;
- facilitating discussion among independent directors on key issues and concerns outside of full Board meetings;
- participating with the HRCC in the periodic discussion of CEO performance;
- leading the Board's annual self-assessment; and
- working with the N&GC to recommend Board committee membership and committee chair rotation.

The Board of Directors believes that its current structure and processes encourage its non-employee directors to be actively involved in guiding its work. The chairs of the Board's committees regularly review their respective agendas and committee materials with management in advance of each meeting and communicate directly with other directors and members of management as each deems appropriate. Moreover, each director may suggest agenda items and raise matters that are not on the agenda at all Board and committee meetings.

BOARD INDEPENDENCE

Our Corporate Governance Guidelines contain director independence standards, which are consistent with the listing standards of the New York Stock Exchange ("NYSE"). These standards assist the Board in determining the independence of the Company's directors. The Board of Directors has affirmatively determined that each director, other than Messrs. Garland and Lashier, meets our independence standards. Messrs. Garland and Lashier are not considered independent because they are employed by the Company.

In making independence determinations, the Board specifically considered the fact that many of our directors are directors of companies with which we may conduct business. Additionally, some of our directors may purchase products from the Company, such as gasoline from our retail sites. In all cases, it was determined that there are no relationships or transactions that are material to the Company or the director and accordingly, there are no relationships that would affect the independence of any director other than Messrs. Garland and Lashier.

BOARD COMMITTEES

The Board has five standing committees. The charter for each committee may be found in the "Investors" section on the Phillips 66 website (www.phillips66.com) under the "Corporate Governance" caption. Shareholders may also request printed copies of these charters by following the instructions in *Additional Information* beginning on page 102.

OVERVIEW OF BOARD COMMITTEES AND PRIMARY RESPONSIBILITIES

The Board's A&FC, HRCC and N&GC are composed entirely of independent directors. The Executive Committee is composed of the Chairman of the Board, Lead Independent Director, the CEO, and the chairs of the other standing committees. The charter of the PPSC (which is not a required committee under New York Stock Exchange or SEC rules) was amended in early 2024 to require that all members of the Board serve on the PPSC, which underscores the significance of the matters discussed at the PPSC to the full Board.

To ensure continued Board effectiveness, the N&GC periodically considers committee membership and chair rotations. The composition and primary responsibilities of the committees are described below. The Committee composition is shown as of December 31, 2023.

AUDIT AND FINANCE COMMITTEE (A&FC)

Members:
John E. Lowe (Chair)
Julie L. Bushman
Charles M. Holley
Denise L. Ramos
Denise R. Singleton

Number of meetings
in 2023: 10

Primary Responsibilities:

- Oversee the integrity of accounting policies, internal controls, financial statements, and financial reporting practices, and certain financial matters covering the Company's capital structure, complex financial transactions, financial risk management, retirement plans and tax planning.

- Review significant risk exposures, including major financial, cybersecurity and information technology risks, and management's processes for identifying, monitoring, controlling and reporting on such risks.

- Monitor compliance with legal and regulatory requirements, including our Code of Business Ethics and Conduct; the qualifications and independence of independent auditors; and the performance of the internal audit function and independent auditors.

Financial Expertise and Financial Literacy of A&FC Members

The Board has determined that each of Mr. Lowe, Mr. Holley and Ms. Ramos satisfies the SEC's criteria for "audit committee financial experts." Additionally, the Board has determined that each member is financially literate within the meaning of the NYSE listing standards.

HUMAN RESOURCES AND COMPENSATION COMMITTEE (HRCC)

Members:
Marna C. Whittington (Chair)
Gary K. Adams
Lisa A. Davis
Gregory J. Hayes
Douglas T. Terreson
Glenn F. Tilton

Number of meetings
in 2023: 6

Primary Responsibilities:

- Oversee executive compensation programs, policies and strategies and approve metrics, goals and objectives under incentive compensation programs for the Company's senior officers.
- Approve goals and objectives relevant to CEO compensation, evaluate CEO performance in light of those goals and objectives, and determine the CEO's overall compensation.
- Oversee initiatives related to the Company's human capital strategies, including in the areas of inclusion and diversity, management succession planning and talent management.

The HRCC may appoint and delegate authority to subcommittees consisting of one or more committee members, as it deems appropriate, to the extent permitted by applicable laws, rules and regulations. Additional information about the Compensation Committee can be found in *Compensation Discussion and Analysis* beginning on page 49.

NOMINATING AND GOVERNANCE COMMITTEE (N&GC)

Members:

Glenn F. Tilton (Chair)
Gregory J. Hayes
John E. Lowe
Denise L. Ramos
Marna C. Whittington

Number of meetings
in 2023: 5

Primary Responsibilities:

- Identify and recommend nominees for election to the Board.
- Recommend committee assignments and periodic rotation of committee assignments and committee chairs.
- Review and recommend compensation and benefits policies for non-employee directors.
- Review and recommend appropriate corporate governance guidelines and procedures.
- Oversee the Board's annual self-assessment of its performance and monitor Board composition.
- Oversee succession plans for the CEO.

PUBLIC POLICY AND SUSTAINABILITY COMMITTEE (PPSC)

Members:

Denise L. Ramos (Chair)
Gary K. Adams
Julie L. Bushman
Lisa A. Davis
Gregory J. Hayes
Charles M. Holley
John E. Lowe
Denise R. Singleton
Douglas T. Terreson
Glenn F. Tilton
Marna C. Whittington

Number of meetings
in 2023: 4

Primary Responsibilities:

- Review policies, programs and practices regarding health, safety and environmental protection; health and safety performance; social impact and corporate responsibility matters, and the Company's communications strategies regarding the foregoing.
- Review the sustainability program and oversee progress of sustainability initiatives.
- Review and approve the budget for charitable contributions.
- Review the administration of any U.S. based political action committees.
- Review and approve the Company's budgets for political candidate contributions and independent expenditures, and receive reports from management on such candidate contributions, independent expenditures and other political expenditures.

EXECUTIVE COMMITTEE (EC)

Members:

Greg C. Garland (Chair)
Mark Lashier
John E. Lowe
Denise L. Ramos
Glenn F. Tilton
Marna C. Whittington

Number of meetings
in 2023: None

Primary Responsibilities:

- Exercise the authority of the full Board, if needed, in intervals between regularly scheduled Board meetings, other than (1) those matters expressly delegated to another committee of the Board, (2) the adoption, amendment or repeal of any By-Laws, and (3) those matters that cannot be delegated to a committee under statute, the Certificate of Incorporation, or By-Laws.

SHAREHOLDER OUTREACH AND RESPONSIVENESS

Phillips 66 maintains a year-round shareholder engagement program to listen to investor perspectives on our business strategy, executive compensation program and sustainability and ESG matters that are important to our investors. Our engagement program is focused on identifying and understanding shareholder concerns and demonstrating responsiveness to these concerns.

2023 Shareholder Engagement by the Numbers

>45%	**>40%**	**25%**
of shares outstanding contacted	of shares outstanding engaged	of shares outstanding engaged with Lead Independent Director or the Chair of the HRCC

In the lead-up to the 2023 Annual Meeting, we undertook a significant effort to speak with our shareholders and gather their feedback on our executive compensation program, which had recently evolved in response to shareholder input. We continued to engage with shareholders after the 2023 Annual Meeting to discuss our strategic priorities and a variety of ESG-related topics.

Many of these conversations were led by Mr. Tilton, our Lead Independent Director and Chair of the N&GC, and included the participation of Dr. Whittington, the Chair of our HRCC. Select areas of focus for our 2023 engagement meetings is shown in the table below:

ROBUST YEAR-ROUND SHAREHOLDER ENGAGEMENT PROGRAM

KEY DISCUSSION TOPICS AND FEEDBACK				
Governance	**Compensation**	**Human Capital Management**	**Sustainability**	**Business Strategy & Operations**
• Discussed the Board's approach to oversight and how our directors' skills and experiences align with our strategy • Interested in understanding our robust Board succession planning process and ongoing evaluation of our board leadership structure • Expressed satisfaction with the Company's responsiveness to shareholder proposals, including the plastics-focused proposal that went to vote at our 2023 annual meeting	• Expressed broad support for executive compensation program and related disclosures following 2022 enhancements after extensive engagement • Interested in understanding the integration of sustainability goals in our VCIP and support for more quantitative metrics related to sustainability • Expressed support for the elimination of stock options from the executive compensation program	• Sought to understand our strategy for maintaining our best-in-class safety ratings • Interested in understanding how former DCP employees are being integrated into our business and safety culture • Appreciated our consistent efforts to ensure positive relations with the communities in which we operate • Appreciated our robust reporting of our human capital management practices and outcomes	• Discussed the sustainability and economic benefit of our Rodeo facility's renewable fuels conversion • Sought to understand our approach to ensuring alignment of GHG emissions intensity reduction efforts with shareholder interests • Appreciated our robust sustainability reporting	• Expressed interest in understanding progress related to the integration of DCP • Showed interest in understanding our capital allocation decision-making process • Complimented recent enhancements to our strategic priority targets, as well as our recent progress to deliver on these updated commitments

Highlights of some of the actions we have taken in response to our engagements over the last several years are shown below:

2018	2019	2020	2021	2022	2023
• Published Initial TCFD[1] informed sustainability report • Sought shareholder approval to declassify the Board • Committed to diverse director candidate pool	• Added new independent director to the Board	• Enhanced lobbying disclosures • Added two new independent directors to the Board • Incorporated TCFD[1] framework into sustainability report	• Sought shareholder approval to declassify the Board • Published first Human Capital Management Report • Published Lobbying Activities Report • Announced 2030 GHG emissions reduction targets • Added 2 new independent directors to the Board	• Announced 2050 GHG emissions reductions targets • Evolved the compensation program and enhanced disclosures • Added two new directors to the Board, including one independent director • Collaborated with CPChem to enhance its sustainability reporting to include scenario analyses	• Sought shareholder approval to declassify the Board • Committed to, and published, an enhanced Lobbying Activities Report

[1] TCFD is the Task Force on Climate-Related Financial Disclosures.

Communications with the Board

Shareholders and other interested parties may communicate with the Board of Directors, individual directors, the non-employee directors as a group, or the Lead Independent Director, in care of our Corporate Secretary. Communications are distributed to the Board or to any individual director, as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, the Board has requested that items unrelated to its duties and responsibilities not be distributed.

Mailing Address:
Attn: Corporate Secretary
Phillips 66
2331 CityWest Blvd.
Houston, TX 77042

BOARD OVERSIGHT OF OUR COMPANY

STRATEGIC OVERSIGHT

Setting the strategic course of the Company and providing oversight of strategic risks involves a high level of constructive engagement between management and the Board. The Board regularly discusses the strategic priorities of the Company and the risks to the Company's successful execution of its strategy, including global economic and other significant trends, as well as changes in the energy industry and regulatory initiatives. Each year, the Board holds a multi-day strategy session with the Company's senior leaders to review the Company's short-term and long-term strategic plans and priorities, as well as challenges and opportunities that may develop under various future scenarios.

RISK OVERSIGHT

The Company's management is responsible for the day-to-day conduct of our business and operations, including risk management. To help it fulfill this responsibility, our management has established an enterprise risk management ("ERM") program. The ERM program is designed to identify and facilitate the management of significant and emerging risks facing the Company. The Board is responsible for satisfying itself, in its oversight role, that the risk management processes designed and implemented by the Company's management are functioning as intended, and that necessary steps are taken to foster a culture of risk-adjusted decision making throughout the organization. The Board has delegated authority to its standing committees to manage various aspects of risk management, as discussed below. The Board has empowered the A&FC to facilitate appropriate coordination among the Board's committees with respect to oversight of the Company's risk management. The A&FC meets on a periodic basis with management (and no less than annually) to discuss the Company's major risk exposures and policies and the steps management has taken to ensure appropriate processes are in place to identify, manage and control business risks.

RISK OVERSIGHT AT THE BOARD LEVEL

- Exercises its oversight responsibility for risk assessment and risk management directly and through its committees.
- Receives regular updates from its committees on individual areas of risk that fall within each committee's area of oversight and expertise.

KEY ASPECTS OF RISK OVERSIGHT AT THE COMMITTEE LEVEL

A&FC	HRCC	N&GC	PPSC
• Financial and accounting risks • Overall ERM program and the guidelines and policies that govern the process by which ERM is handled • Information technology security (including cybersecurity) and technology risk management programs	• Risks associated with compensation policies and practices for executive compensation and company-wide compensation practices generally • Corporate culture and human capital risks, including management succession planning	• Risks associated with corporate governance policies and practices and compliance with guidelines • Board composition and Board succession matters • Planned and emergency CEO succession planning	• Social and political risks and trends, including lobbying activities and political spending • Operational health, safety and environmental risks • Corporate social responsibility and sustainability programs

CORPORATE RESPONSIBILITY AND SUSTAINABILITY OVERSIGHT

Our Board regularly reviews trends in corporate governance and sustainability best practices, changing regulatory requirements and feedback from our shareholders to evolve our corporate responsibility and sustainability programs and practices in ways that the Board believes are in the best interest of Phillips 66 and its shareholders. Recognizing the growing importance of sustainable business practices, the Board expanded the remit of the public policy committee in 2020 and named it the Public Policy and Sustainability Committee ("PPSC"). The Board expanded the committee's oversight responsibilities to include the Company's sustainability programs and initiatives that support a lower-carbon future. The PPSC, composed of all of the members of the Board of Directors, oversees climate-related risks and opportunities to our business and regularly receives updates on management's progress against our sustainability goals.

HUMAN CAPITAL MANAGEMENT OVERSIGHT

Our Board recognizes the importance of our human capital practices in creating value and supporting our mission, vision and values. The ability of Phillips 66 to attract, retain and develop high-performing employees, and create a workplace where they can innovate and thrive, is an integral part of our competitive strategy to drive long-term value and mitigate risk. Through its committees, the Board routinely engages with senior leadership on matters such as succession planning, retention and turnover, workplace culture, and inclusion and diversity.

The Board's engagement across the breadth of human capital management topics, including its oversight of our disclosures relating to our human capital programs, policies and statistics, demonstrates the value Phillips 66 places on its people. Results of employee surveys and metrics on talent and diversity initiatives are reviewed by the Board on a regular basis. Board members also periodically visit our sites and meet with employees to stay connected to our corporate culture.

Each Board committee collaborates with senior leadership to stay informed, measure progress against goals, identify potential risks and develop meaningful solutions for the components of human capital management that are within their purview. For example, certain human capital metrics have been and continue to be measured, reviewed and managed as part of our compensation program and are discussed by the HRCC in its regular meetings.

SUCCESSION OVERSIGHT

Our Board views management succession planning as a critical component of ensuring business continuity and performance. The Board has assigned our HRCC responsibility to oversee our management succession planning and the N&GC to oversee CEO succession planning. Our succession planning activities include sessions with executives to monitor and guide leadership development for our executive leadership team. The HRCC provides the oversight necessary to ensure we develop corporate leaders who are prepared for their roles in both the ordinary course of business and in unexpected circumstances.

RECENT OUTCOMES OF OUR MANAGEMENT SUCCESSION PLANNING PROCESS

- Successful navigation of the Company's first CEO transition since its spin-off from ConocoPhillips in 2012, including the appointment of longtime Chairman and CEO Greg Garland to a transitional Executive Chair role and the promotion of Mark Lashier, an individual who had spent his entire career spanning more than three decades with our joint venture CPChem or Phillips 66 and predecessor organizations, to the CEO role

- Oversight of significant refreshment across our executive leadership team in recent years, resulting in a team comprised of members with the requisite experiences and skills across disciplines to provide a diversified perspective on enterprise-wide topics to support our strategic priorities

MEETINGS AND ATTENDANCE

Board Meetings



At Least
90%
Attendance

The Board of Directors met ten times in 2023. All of our directors attended more than 90% of the meetings of the Board and committees on which they served. Recognizing that director attendance at the Company's annual meeting can provide the Company's shareholders with an opportunity to communicate with the directors about issues affecting the Company, the Company actively encourages directors to attend the annual meetings of shareholders. All of our directors then serving attended our 2023 annual meeting virtually at our headquarters.

Executive Sessions

The independent directors hold regularly scheduled executive sessions of the Board and its committees without Company management present. These executive sessions are chaired by the Lead Independent Director at Board meetings or by the committee chairs at committee meetings.

BOARD EDUCATION

Our Board recognizes the need to stay informed about current developments that affect the Company and the role of the Board and individual directors. Accordingly, the Board and each committee regularly receive educational updates from internal and third-party subject matter experts on a variety of topics, including legal and regulatory changes, governance practices, sustainability practices, cybersecurity and political activity. Our director onboarding program includes an intensive two-day immersion into the Company's business at the Company's headquarters, including a detailed review of each business segment, sustainability programs and human capital management practices, as well as the Board's expectations of each director. At meetings throughout the year, board members also have opportunities to meet informally with members of management and high performers to learn more about our business.

RELATED PERSON TRANSACTIONS

Our Code of Business Ethics and Conduct requires all directors and executive officers to promptly report to the company any transactions or relationships that reasonably could be expected to constitute a related person transaction under Item 404 of Regulation S-K. The transaction or relationship is reviewed by the Company's management and the appropriate committee of the Board to ensure that it does not constitute a conflict of interest and is appropriately disclosed.

Additionally, the N&GC conducts an annual review of any related person transactions between each director, their family members and controlled entities and the Company and its subsidiaries in making recommendations to the Board regarding the continued independence of each director. Since January 1, 2023, there have been no related person transactions (as defined under Item 404 of Regulation S-K) in which the Company or a subsidiary was a participant and in which any director, director nominee, executive officer, a greater than 5% beneficial owner of the Company at the time of the applicable transaction, or any of their immediate family members had a direct or indirect material interest.

The N&GC will also consider any relationships that, while not constituting related person transactions where a director had a direct or indirect material interest, nonetheless involved transactions between the Company and an organization with which a director is affiliated, either directly or as a partner, shareholder or officer. The N&GC determined that there were no such transactions with related persons in 2023.

Director Compensation

OBJECTIVES AND PRINCIPLES

The director compensation program provides a competitive package that enables the Board to attract and retain highly skilled individuals that possess the talent and skills required to oversee a complex, multinational corporation. The Board seeks to provide sufficient flexibility in the form of payment to meet individual needs while ensuring that a substantial portion of director compensation is linked to the long-term success of the Company. In furtherance of our commitment to be a socially responsible member of the communities in which we operate, the Board also extends the Phillips 66 matching gift program to charitable contributions made by our directors.

Compensation for non-employee directors is reviewed annually by the N&GC and set by action of the Board. The N&GC may from time to time receive the assistance of a third-party consultant in reviewing director compensation, as it deems advisable.

The primary elements of our non-employee director compensation program are equity compensation and cash compensation.

NON-EMPLOYEE DIRECTOR COMPENSATION



$125,000 Annual Cash Compensation 38%

$200,000 Annual Equity Compensation 62%

ADDITIONAL ANNUAL CASH COMPENSATION



Lead Director	$50,000
Audit and Finance Committee Chair	$25,000
Human Resources and Compensation Committee Chair	$25,000
Nominating and Governance Committee Chair, Public Policy and Sustainability Committee Chair and Executive Committee Chair	$20,000
Audit and Finance Committee Members	$10,000
Human Resources and Compensation Committee Members	$10,000

EQUITY COMPENSATION

In 2023, each non-employee director received a grant of RSUs with an aggregate value of $200,000 on the date of grant. Restrictions on the units issued to a non-employee director will lapse in the event of retirement, disability, death, or a change of control, unless the director has elected to receive the underlying shares after an earlier stated period of time. Directors forfeit the units if, prior to the lapse of restrictions, the Board finds sufficient cause for forfeiture (although no such finding can be made after a change in control). Before the restrictions lapse, directors cannot sell or otherwise transfer the units, but the units are credited with dividend equivalents in the form of additional RSUs. When restrictions lapse, directors will receive unrestricted shares of Company stock as settlement of the RSUs.

CASH COMPENSATION

In 2023, each non-employee director received $125,000 in cash compensation for service as a director. Non-employee directors serving in specified committee or leadership positions also received additional cash compensation as indicated in the chart above.

The total annual cash compensation is payable in monthly cash installments. Directors may elect, on an annual basis, to receive all or part of their cash compensation in unrestricted stock or in RSUs (such unrestricted stock or RSUs are issued on the first business day of the month and valued using the average of the high and low prices of Phillips 66 common stock as reported on the NYSE on such date), or to have the amount credited to the director's deferred compensation account as described below. The RSUs issued in lieu of cash compensation are subject to the same restrictions as the annual RSUs described above.

DEFERRAL OF COMPENSATION

Non-employee directors can elect to defer their cash compensation under the Phillips 66 Deferred Compensation Program for Non-Employee Directors (the "Director Deferral Plan"). Deferred amounts are deemed to be invested in various mutual funds and similar investment choices (including Phillips 66 common stock) selected by the director from a list of available investment choices. Amounts deferred under the Director Deferral Plan may be funded through a grantor trust designed for this purpose.

DIRECTORS' MATCHING GIFT PROGRAM

All active and retired non-employee directors are eligible to participate in the Directors' Annual Matching Gift Program. This program provides a dollar-for-dollar match of gifts of cash or securities, up to an annual maximum of $15,000 per donor for active directors and $7,500 per donor for retired directors, to charities and educational institutions (excluding certain religious, political, fraternal, or collegiate athletic organizations) that are tax-exempt under Section 501(c)(3) of the Internal Revenue Code ("IRC") or meet similar requirements under the applicable law of other countries. These matching contributions are reflected in the "All Other Compensation" column of the *Director Compensation Table*.

OTHER COMPENSATION

The Board believes that it is important for significant others of directors and executives to attend certain meetings to enhance the collegiality of the Board. The cost of such attendance is treated by the Internal Revenue Service as income and is taxable to the recipient. The Company reimburses directors for the cost of resulting income taxes. These reimbursements are reflected in the "All Other Compensation" column of the *Director Compensation Table*.

STOCK OWNERSHIP

Each director is expected to own an amount of Company stock with a value equal to at least the aggregate grant date fair value of the annual equity grants during their first five years on the Board. Directors are expected to reach this level of target ownership within five years of joining the Board. Shares of stock owned outright, Restricted Stock and RSUs, including deferred stock units, may be counted in satisfying the stock ownership guidelines.

All directors are in compliance, or are on track to comply, with the stock ownership guidelines.

DIRECTOR COMPENSATION TABLE

The N&GC benchmarks non-employee director compensation design and pay levels against Phillips 66's compensation peer companies. The N&GC targets the median of this peer group for all elements of non-employee director compensation.

The following table summarizes the compensation for our non-employee directors in 2023 (for compensation paid to our employee directors, Messrs. Garland and Lashier, please see *Executive Compensation Tables*).

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
Gary K. Adams	135,000	200,008	10,558	345,566
Julie L. Bushman	135,000	200,008	—	335,008
Lisa A. Davis	135,000	200,008	17,917	352,925
Gregory J. Hayes	135,000	200,008	2,757	337,765
Charles M. Holley	135,000	200,008	—	335,008
John E. Lowe	150,000	200,008	15,000	365,008
Denise L. Ramos	155,000	200,008	1,481	356,489
Denise R. Singleton	135,000	200,008	15,560	350,568
Douglas T. Terreson	135,000	200,008	21,970	356,978
Glenn F. Tilton	205,000	200,008	42,366	447,374
Marna C. Whittington	150,000	200,008	19,023	369,031

[1] Reflects base cash compensation of $125,000 payable to each non-employee director and additional cash compensation payable to directors serving in specified committee positions as described on page 45. Amounts shown include any amounts that were voluntarily deferred to the Director Deferral Plan or received in Phillips 66 common stock or RSUs in lieu of cash.

[2] Amounts represent the grant date fair market value of RSUs. Pursuant to our non-employee director compensation program, non-employee directors received a 2023 grant of RSUs with an aggregate value of $200,000 on the date of grant, based on the average of the high and low prices for Phillips 66 common stock as reported on the NYSE on the grant date. These grants are made in whole shares with fractional share amounts rounded up, resulting in shares with a value of $200,008 being granted on January 17, 2023.

[3] All Other Compensation consists primarily of certain gifts by directors to charities and educational institutions under our Matching Gifts Program and the PAC 66 Charitable Match Program (Ms. Davis $15,000; Mr. Lowe $15,000; Ms. Singleton $15,000; Mr. Terreson $19,000; Mr. Tilton $15,000; and Dr. Whittington $15,000). For active directors, the Matching Gift Program matches up to $15,000 with regard to each program year and the PAC 66 Charitable Match Program matches contributions of up to $5,000 at a 2:1-dollar ratio. The amounts shown reflect the actual payments made by us in 2023. Also included is the aggregate incremental cost to the Company for flights from Board meetings when a director requests to be dropped off at a different location that is farther from where he or she departed for personal reasons, and tax assistance when we request family members or other guests to accompany a director to a Company function and, as a result, the director incurs imputed income (Mr. Adams $10,558; Ms. Davis $2,917; Mr. Hayes $2,757; Ms. Ramos $1,481; Ms. Singleton $560; Mr. Terreson $2,970; Mr. Tilton $3,605; and Dr. Whittington $4,023). For Mr. Tilton, all Other Compensation also includes tax assistance fees of $23,761 related to a delayed settlement of equity awards in 2023.



PROPOSAL 2

Advisory Approval of Executive Compensation

The Board recommends that you vote **"FOR"** the advisory approval of the compensation of the Company's named executive officers.

In accordance with Section 14A of the Securities Exchange Act of 1934, as amended, shareholders are being asked to vote on the following advisory (non-binding) resolution:

> RESOLVED, that the shareholders approve the compensation of Phillips 66's Named Executive Officers (NEOs) as described in this Proxy Statement in the *Compensation Discussion and Analysis* section and in the *Executive Compensation Tables* (together with the accompanying narrative disclosures).

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal.

As required by SEC rules, Phillips 66 is providing shareholders with the opportunity to vote on an advisory, non-binding resolution, commonly known as "Say-on-Pay," considering approval of the compensation of its NEOs. We currently provide our shareholders the opportunity to vote on this proposal annually. Our next vote to determine the frequency with which we will provide Say-on-Pay votes is expected to take place in 2025.

The HRCC, which is responsible for the compensation of our Chairman, CEO and executive officers, oversees the development of compensation programs designed to attract, retain and motivate executives who enable us to achieve our strategic and financial goals. The *Compensation Discussion and Analysis* and the *Executive Compensation Tables*, together with the accompanying narrative disclosures, allow you to view the trends in compensation and application of our compensation philosophies and practices for the years presented.

The Board believes that the Phillips 66 executive compensation programs align the interests of our executives with those of our shareholders. Our compensation programs are guided by the philosophy that the Company's ability to provide value is driven by superior individual performance. The Board believes that a company must offer competitive compensation to attract and retain experienced, talented and motivated employees. In addition, the Board believes employees in leadership roles within the organization are motivated to perform at their highest levels when performance-based pay represents a significant portion of their compensation. The Board believes that our philosophy and practices have resulted in executive compensation decisions that are aligned with Company and individual performance, are appropriate in value, and have benefited the Company and its shareholders.

Because your vote is advisory, it will not be binding upon the Board. Nevertheless, the HRCC and the Board will consider the outcome of the vote when evaluating future executive compensation arrangements. However, votes for or against our compensation programs will not necessarily inform the HRCC and the Board about which elements of those programs shareholders approve or disapprove. For this reason, the Board encourages shareholders to engage with us to allow the HRCC to understand shareholders' views and consider that feedback when making decisions.

Compensation Discussion and Analysis

Table of Contents

Executive Summary 49

Executive Compensation Program Summary 52

Executive Compensation Program Details 55

Participants in Compensation-Setting Process 66

Additional Compensation Practices 69

Our Named Executive Officers ("NEOs") for 2023 were:



Mark Lashier
President and
Chief Executive Officer



Greg Garland
Executive Chairman



Kevin Mitchell
Executive Vice President
and Chief Financial Officer



Brian Mandell
Executive Vice President,
Marketing & Commercial



Tim Roberts
Executive Vice President,
Midstream & Chemicals

EXECUTIVE SUMMARY

OUR APPROACH TO EXECUTIVE COMPENSATION

The executive leadership team and the HRCC believe that well-designed compensation programs are integral to attracting, retaining, and motivating our people to successfully execute our strategy and create long-term value for our shareholders. Our people are committed to achieving superior operational and financial performance which is assessed relative to rigorous goals that reflect a continuous improvement mindset. Consistent with our 'pay for performance' philosophy, a significant portion of NEO compensation is at risk and is only realized if we achieve performance goals aligned with the execution of our strategy and shareholder value creation.



"The Company's significant outperformance relative to peers and the broader market over the past year is a testament to our shareholders' confidence in our management team's ability to execute on our strategic priorities and deliver on our commitments. The compensation program at Phillips 66 has been thoughtfully designed to cultivate success over the long term, and it has been a great honor to see that philosophy materialize in such a concrete way during my first year at the Company."

• **Andrez Carberry, SVP, Chief Human Resources Officer**

RESPONSIVENESS TO SHAREHOLDER FEEDBACK ON EXECUTIVE COMPENSATION

Beginning in 2021, the HRCC implemented a series of compensation program changes to respond to shareholder feedback following extensive outreach in 2021 and 2022. Key changes included:

- removing the positive individual performance modifier from the VCIP for all executive officers
- capping the payout on the TSR portion of the PSP award at target if absolute TSR is negative
- requiring performance above the 50th percentile relative to our peer group to achieve target payout of the TSR portion of the PSP award

In addition, we enhanced our disclosures related to the selection of our metrics, goal-setting process, peer group selection, and performance achievement. We were pleased to see a positive reaction from our shareholders, reflected in the increasing support for our say-on-pay vote, which received 88% and 92% support in 2022 and 2023, respectively.

2024 Compensation Program Changes

We continue to evaluate our program in light of shareholder feedback and evolving best practices, and have made several changes for 2024 to align with the expectations of our shareholders and our pay-for-performance philosophy:

- In setting the long-term incentive program for 2024, the HRCC:
  - eliminated stock options
  - increased the weighting of the PSPs from 50% to 70% of long-term incentives
  - increased the weighting of RSUs from 25% to 30% of long-term incentives

> The changes to the 2024 long-term incentive program put greater emphasis on performance, improve alignment with the shareholder experience and promote better "line of sight" for our executives.

- In setting the VCIP for 2024, the HRCC:
  - adopted the API-recommended practice of evaluating Process Safety Event (PSE) performance by discrete operating segment, breaking out refining and midstream results, enabling more segment-specific target-setting
  - established threshold, target, and maximum performance criteria for greenhouse gas emissions intensity reductions, lower-carbon intensity investments and lower-carbon project ideation for the Lower Carbon / GHG Priorities portion of the VCIP

> The changes to the 2024 VCIP are intended to drive continuous improvement at the segment level, and are responsive to shareholder feedback for more quantitative evaluation of our Lower Carbon / GHG Priorities performance, which the HRCC determined was appropriate in light of the maturation of the Company's lower-carbon strategy.

2023 COMPENSATION ACTIONS RELATED TO THE CEO AND EXECUTIVE CHAIRMAN

In 2022, the Company underwent a thoughtful management succession process. Most notably, Mark Lashier, who had previously served as our President and Chief Operating Officer since April 2021, was appointed President and Chief Executive Officer on July 1, 2022. At that time, Greg Garland, who had led the Company since its spin-off from ConocoPhillips in 2012, was appointed to serve as the Executive Chairman of the Board until his retirement in 2024 as part of a planned transition of his role. Compensation levels for Mr. Lashier and Mr. Garland were established in 2022 to reflect their new roles.

At its February 2023 meeting, the HRCC approved the following compensation actions for Mr. Lashier and Mr. Garland after considering a range of factors including Company and individual performance, increased experience within roles, the HRCC's overall approach to executive compensation, and benchmarking information provided by the HRCC's compensation consultant.

Mr. Lashier – 2023 Annualized Target Direct Compensation of $16,160,000

- Increased base salary by $100,000, from $1,500,000 to $1,600,000, effective March 1, 2023
- Increased VCIP target from 150% to 160% of base salary, effective March 1, 2023
- Approved long-term incentive compensation target of $12,000,000, delivered 25% in stock options, 25% in restricted stock units and 50% in performance share units

Mr. Garland – 2023 Annualized Target Direct Compensation of $10,100,000. Unchanged from level and structure set when he assumed the role in 2022

- Maintained base salary of $1,000,000
- Maintained VCIP target at 160% of base salary
- Maintained long-term incentive compensation target of $7,500,000, delivered 25% in stock options, 25% in restricted stock units and 50% in performance share units

COMPENSATION PROGRAMS ALIGNED WITH BEST PRACTICES

✔ We Do...

- ✔ Target the majority of NEO compensation to be performance based and at risk
- ✔ Apply multiple performance metrics aligned with our corporate strategy
- ✔ Cap maximum payouts for VCIP and PSP
- ✔ Cap payout at 100% on the TSR portion of the PSP if absolute TSR is negative
- ✔ Require TSR performance above the 50th percentile relative to peer group to achieve target payout
- ✔ Employ a "double trigger" for change in control severance benefits and equity award acceleration
- ✔ Include absolute and relative metrics in our LTI programs
- ✔ Maintain robust stock ownership guidelines for executives — CEO and Executive Chairman 6x base salary; other NEOs 4x base salary
- ✔ Balance, monitor and manage compensation risk through regular assessments and robust clawback provisions, including a new SEC-compliant clawback policy
- ✔ Have extended vesting periods on stock awards, with a minimum one-year vesting period required for stock and stock option awards
- ✔ Maintain a fully independent compensation committee
- ✔ Retain an independent compensation consultant
- ✔ Hold an annual Say-on-Pay vote and consider shareholder feedback in the design of our compensation program

✘ We Do Not...

- ✘ Provide excise tax gross-ups to our NEOs under our CICSP
- ✘ Reprice stock options without shareholder approval
- ✘ Price stock option exercise prices below grant date fair market value
- ✘ Allow share recycling for stock options under our equity plan
- ✘ Include evergreen provisions in our active equity plans
- ✘ Allow hedging or pledging of Company stock
- ✘ Pay dividends during the performance period on unearned PSPs
- ✘ Allow transfer of equity awards (except in the case of death)
- ✘ Provide separate supplemental executive retirement benefits for individual NEOs
- ✘ Maintain individual change-in-control agreements
- ✘ Have an employment agreement with the CEO
- ✘ Provide excessive perquisites
- ✘ Provide individual performance modifier for VCIP for our executive officers

EXECUTIVE COMPENSATION PROGRAM SUMMARY

Through our use of performance- and equity-based awards, the compensation realized by our executives is directly linked to our performance. In order for NEOs to earn and sustain competitive levels of compensation, the Company must meet its strategic objectives, perform well relative to peers, and deliver market-competitive returns to shareholders.

COMPENSATION PROGRAM MIX

The CEO's target compensation mix is 90% at risk and 72% performance based. Based on its evaluation of performance, the HRCC has the authority to reduce or eliminate the performance-based payouts that may be awarded under the PSP and VCIP. Stock options can expire with zero value if the Company's stock price does not appreciate above the grant date price over the 10-year term of the options. RSUs may lose value depending on stock price performance. The average target mix for the other NEOs is 83% at risk and 66% performance-based. The charts below outline the relative size, in percentage terms, of each element of the 2023 annualized target compensation.

Key Elements of Pay	CEO	Other NEOs[1]	Delivered via	Performance Drivers and Weightings
Base Salary	10%	17%	Cash	• Annual fixed cash compensation to attract and retain NEOs
Annual Incentive (At-Risk; Performance-Based)	16%	16%	Variable Cash Incentive Program (VCIP)	**50% Operational Sustainability** • Safety & Operating Excellence (25%) • Environment (15%) • High-Performing Organization (10%) **50% Financial Sustainability** • Adjusted VICP Controllable Costs[3] (10%) • Adjusted VCIP EBITDA[3] (40%)
Long-Term Incentives (At-Risk)	74%	67%	Performance Share Program (PSP) **50% of LTI Target** 3-year performance period	• Adjusted PSP ROCE[3] (50%) • Relative TSR (50%)
			Stock Options[2] **25% of LTI Target** 3-year ratable vesting period	• Long-term stock price appreciation
			Restricted Stock Units (RSUs) **25% of LTI Target** 3-year cliff vesting	• Long-term stock price appreciation

(1) Excludes Mr. Garland as his compensation as Executive Chairman materially differs from the other NEOs. Mr. Garland's 2023 target compensation mix as Executive Chairman was 10% base salary, 16% annual incentive, and 74% long-term incentives.

(2) Beginning in 2024, the HRCC eliminated stock options from the LTI program. See page 50 of this Proxy Statement for more information regarding executive compensation program changes in 2024.

(3) See Appendix A for reconciliations to the nearest GAAP financial measures.

2023 OPERATING AND FINANCIAL HIGHLIGHTS THAT IMPACTED PAY OUTCOMES

2023 was an exciting year for Phillips 66. We made significant progress toward achieving our strategic priority targets and realizing our vision of being the leading integrated downstream energy provider. We continued to see strong operational and financial performance in 2023 across a range of different measures. We are proud to have maintained industry-leading personal safety performance in 2023, with injury rates among the lowest in the Company's history.

Our 2023 results reflect the successful execution of our strategy. Our TSR was 33% during the year, and we increased our quarterly dividend by 8%. Our diversified and integrated portfolio delivered strong returns on capital employed, bolstered by our commitment to disciplined capital allocation. Our average return on capital employed since our formation in 2012 was 13% as of year-end, almost double our cost of capital. Our TSR since inception reflects the cyclical nature of our industry and the resilience of our business over the long term. The diversity of our portfolio provides us with the unique advantage to maximize value throughout the commodity cycles.

Operating Performance[1]



Financial Performance





[1] Operating Performance metrics reflect combined Phillips 66 and DCP performance for both years. The 2022 Industry Average for Tier 1 and Tier 2 Process Safety Event Rates is the 2022 AFPM Refining Average.

[2] See Appendix A for reconciliations to GAAP.

[3] Presented on a simple average basis using the 2023-2025 performance peer group . Dividends assumed to be reinvested in common stock. Phillips 66's common stock initiated trading on the NYSE in May 2012. Source: Bloomberg.

2023 PERFORMANCE-BASED COMPENSATION OUTCOMES

2021-2023 PSP Payout

Our PSP awards directly link our performance on an absolute and relative basis to the experience of our shareholders. The 2021-2023 PSP results reflected the strong performance and recovery of our business after enduring a challenging economic environment early in the performance period. Ultimately, performance over the 2021-2023 PSP performance period resulted in a payout of 150% of target, as absolute Adjusted PSP ROCE performance was above maximum, and our relative TSR performance was above the 50th percentile relative to peers, resulting in a payout of 100% of target.

2021 - 2023 PSP Metrics and Weightings	Performance Result	Weight	Payout
Adjusted Return on Capital Employed (50% Weighting)[1] Adjusted PSP ROCE performance above maximum	**Above Maximum**	50%	**200%**
Total Shareholder Return (50% Weighting) TSR performance at 54th percentile relative to peers	**7th out of 14 peers**	50%	**100%**
Total 2021 - 2023 PSP Payout			**150%**

(1) See Appendix A for a reconciliation to the nearest GAAP financial measure.

2023 VCIP Payout

In 2023, we remained focused on our operational and financial performance while pursuing returns-focused lower-carbon projects aligned with our long-term strategy. Overall payout of the 2023 VCIP reflected our strong operational and financial performance across our established metrics. There is no individual performance modifier for executive officers under the 2023 VCIP. No additional compensation above the formulaic payout was awarded.

Our financial and operational performance in 2023 resulted in a payout of 161% of target for our 2023 VCIP due to strong results across most metrics, particularly Safety & Operating Excellence and Adjusted VCIP EBITDA. Adjusted VCIP Controllable Costs was the only metric that was earned below target.

2023 VCIP Metrics and Weightings	Payout: Threshold	Payout: Target 100% Payout	Payout: Maximum 200% Payout
Operational Sustainability Metrics (50% Weighting)			
Safety & Operating Excellence (25%)			
Environment (15%)			
High-Performing Organization (10%)			
Financial Sustainability Metrics (50% Weighting)			
Adjusted VCIP Controllable Costs (10%)[1]			
Adjusted VCIP EBITDA (40%)[1]			


161%
VCIP Payout

(1) See Appendix A for a reconciliation to the nearest GAAP financial measures.

For more details regarding the 2021-2023 PSP payout, see *Performance Share Program 2021 - 2023 Payout* on page 59, and for more details regarding the Company's performance relative to the 2023 VCIP performance metrics, see *Variable Cash Incentive Program (VCIP) - 2023 Payout* beginning on page 63.

EXECUTIVE COMPENSATION PROGRAM DETAILS

Total Rewards Philosophy and Guiding Principles

Our executive compensation program is built upon the company-wide Total Rewards Philosophy and Guiding Principles, which are aligned with our corporate vision, strategy and values. The HRCC regularly reviews our Philosophy and Guiding Principles. Our programs are designed to attract, retain, develop and reward a high-performing workforce to successfully execute our corporate strategy by:

- Compensating all employees equitably regardless of race, gender, or other personal characteristics
- Paying for performance and driving the actions and behaviors of our employees, consistent with shareholder value creation, prudent risk-taking and a long-term perspective
- Providing competitive total compensation aligned with market practice
- Responding to the priorities of our evolving workforce

2023 Target-Setting Methodology

The HRCC establishes targets and goals that demand strong performance relative to peers, are aligned with corporate strategy, and create and protect shareholder value. In addition, our compensation program is used to educate, reinforce and focus our employees on areas important to key stakeholders — shareholders, customers, directors, management and our local communities.

Our target-setting process reflects changes in our operational and financial environment, so targets may vary year-over-year and relative to prior year performance while still maintaining rigor and driving a continuous improvement mindset for our executive team.

EMPHASIZING THE IMPORTANCE OF RETURNS – EMBEDDING WACC IN OUR TARGET SETTING PROCESS

We use Weighted Average Cost of Capital (WACC) as part of our target-setting for the VCIP to set the Adjusted VCIP EBITDA targets and in our PSP to set the Adjusted PSP ROCE targets. WACC represents our blended cost of capital across our businesses. Results above our WACC reflect the ability of our executives to effectively manage capital and capture market opportunities, which results in value creation for our shareholders. Our executives must deliver results that are at least 1.5 percentage points above our historical average WACC to receive a target payout for either the Adjusted VCIP EBITDA metric or the Adjusted PSP ROCE metric.

ELEMENTS OF EXECUTIVE COMPENSATION

Base Salary

% OF TARGET COMPENSATION

CEO

Other NEOs





Base salary is designed to provide a competitive and fixed rate of pay recognizing employees' different levels of responsibility and performance. As the majority of our NEO compensation is performance based and tied to long-term programs, base salary represents a less significant component of total compensation.

Below is a summary of the annualized base salary for each NEO for 2023. In making salary decisions in 2023, the HRCC considered factors including, but not limited to, the responsibility level for the position held by each NEO, market data from the compensation peer group for comparable roles, the individual's experience, expertise, and performance review, internal pay equity, and recent business results.

Because these amounts reflect each NEO's base salary as of the dates indicated, this information may vary from the information provided in the *Summary Compensation Table*, which reflects actual base salary earnings in 2023, including the effect of salary changes during the year.

Name	Salary as of 1/1/2023 ($)	Salary as of 12/31/2023 ($)
Mark Lashier	1,500,000	1,600,000
Greg Garland	1,000,000	1,000,000
Kevin Mitchell	961,704	995,363
Brian Mandell	820,050	856,952
Tim Roberts	940,226	977,835

LONG-TERM INCENTIVES - 2023 PROGRAM DESIGN

% OF TARGET COMPENSATION



CEO 74%   **Other NEOs** 67%



50%

Performance Share Program (PSP)

Each PSP has a three-year performance period, and therefore three overlapping PSPs are in progress at any given time. Programs in effect during 2023 were PSP 2021-2023, PSP 2022-2024, and PSP 2023-2025.

The target number of shares is determined by dividing the target value by the average of the stock's fair market value for the 20 trading days prior to the start of the performance period, less anticipated dividends during the performance period.

The HRCC assesses the individual performance of each NEO and based on that assessment, may adjust an award by up to +/–30% of the target amount at grant. Performance adjustments to the number of target shares are applied at the beginning of the performance period, rather than the end, so that performance-adjusted compensation is subject to Company performance and market volatility throughout the performance period, aligning executive compensation with shareholder interests.

- Target shares may be adjusted during the performance period for promotions that occur during the performance period.
- Executives hired after the start of the performance period may receive prorated target shares in ongoing PSP cycles, at the discretion of the HRCC, so that their interests are immediately aligned with the Company's long-term goals and shareholder interests.
- Awards under the PSP programs are denominated in shares but are paid in cash using the average fair market value of a share of the Company's stock for the last 20 trading days of the performance period.



25%

Stock Options

Stock Options are viewed by the HRCC as inherently performance based, as the stock price must increase before the executive can realize any value.

Stock options are typically granted in February each year. The number of stock options awarded is calculated based on the Black-Scholes-Merton model. The exercise price of stock options is set at 100% of the fair market value of our common stock on the date of grant. Stock options granted to our NEOs in February 2023 vest ratably over a three-year period, subject to continued service on the applicable vesting date, and have a ten-year term. Stock options do not have voting rights and are not entitled to receive dividends. The HRCC may adjust an award by up to +/–30% of the target amount at grant based on the individual performance of each NEO.



25%

Restricted Stock Units (RSUs)

The number of RSUs granted is determined based on the fair market value of Company stock on the date of grant. RSUs awarded to our NEOs in February 2023 cliff vest after three years, subject to continued service through the vesting date. RSUs do not carry voting rights but do earn dividend equivalents during the vesting period.

RSUs are typically granted in February each year. The HRCC may adjust an award by up to +/–30% of the target amount at grant based on the individual performance of each NEO.

PERFORMANCE SHARE PROGRAM - METRICS AND TARGETS

% OF TARGET COMPENSATION

CEO



37%

Other NEOs



34%

The performance metrics used for the 2021-2023 PSP are non-GAAP absolute adjusted return on capital employed (Adjusted PSP ROCE) and relative total shareholder return (TSR) based on a 20-trading day average closing price.



50%

Adjusted PSP ROCE

The HRCC considers Adjusted PSP ROCE an important measure of Company growth, shareholder value creation and overall performance.

Threshold	3.4% Delivers sustaining capital and dividend payments over 3-year performance period
Target	8.2% Delivers WACC +1.5% over 3-year performance period
Maximum	9.7% Delivers WACC +3.0% over 3-year performance period

Aligned with peer practices, we have historically adjusted ROCE for "special items" that are not representative of our underlying operating performance. The HRCC carefully evaluates all such adjustments to understand the impacts the adjustment would have on compensation outcomes and how the item factored into the Company's operating and financial outcomes.



50%

Relative TSR

The HRCC recognizes that relative TSR is the most common performance metric for comparisons to peers. Our performance is assessed as compared to our Performance Peer Group and the S&P 100 Index. Starting with the 2019-2021 PSP program, we added a cap on the portion of the PSP earned based on relative TSR if absolute TSR is negative. Additionally, starting with the 2021-2023 PSP, the portion of the PSP earned based on relative TSR requires performance above the 50th percentile relative to the peer group to achieve a target payout. Payout for relative TSR performance is determined by the Company's percentile rank relative to its peers at the end of the three-year performance period. Payout at threshold (25% of target) requires a TSR ranking of 12 out of the 14 peers (15th percentile); payout at 100% of target requires a TSR ranking of 7 out of the 14 peers (54th percentile) and payout at maximum (200% of target) requires a TSR ranking of 1 or 2 out of the 14 peers (above 90th percentile). For performance between threshold, target and maximum achievement levels, the payout percentage is interpolated based on the Company's percentile ranking.

Threshold	15th percentile of Performance Peers (rank of 12 out of our 14 peers)
Target	54th percentile of Performance Peers (rank of 7 out of 14 peers)
Maximum	92nd percentile of Performance Peers (rank of 1 or 2 out of 14 peers)

PERFORMANCE SHARE PROGRAM – 2021 - 2023 PAYOUT

The HRCC considered the following results when approving the payout of the 2021-2023 PSP at 150% of target. The HRCC certified the results of the 2021-2023 PSP in February 2024, and payout of the award is described further below and in the footnotes to the *Summary Compensation Table.*

2021 - 2023 PSP Metrics and Weightings	Performance Result	Weight	Payout
Adjusted Return on Capital Employed (50% Weighting)[(1)] Adjusted PSP ROCE performance above maximum	**Above Maximum**	50%	**200%**
Total Shareholder Return (50% Weighting) TSR performance at 54th percentile relative to peers	**7th out of 14 peers**	50%	**100%**
Total 2021 - 2023 PSP Payout			**150%**

(1) See Appendix A for a reconciliation to the nearest GAAP financial measure.



Adjusted PSP ROCE Performance
Metric
Threshold (3.4%)
Target (8.2%)
Maximum (9.7%)
Adjusted PSP ROCE
16.6%

Relative TSR Performance
Median 110.2%
PSX 116.5%

Performance Results

ADJUSTED RETURN ON CAPITAL EMPLOYED

- Adjusted PSP ROCE component paid out at a maximum of 200% of target as the average Adjusted PSP ROCE for the performance period of 16.6% exceeded the maximum performance level of 9.7%.

RELATIVE TOTAL SHAREHOLDER RETURN

- Our TSR performance of 116.5% during the performance period was slightly above the median of our peers, and we ranked 7th out of 14 peers in the Performance Peer Group. This resulted in a payout of 100% of target for TSR performance component at the 54th percentile relative to peers. The Performance Peer Group (defined on page 68) includes 12 peer companies, the S&P 100 Index and Phillips 66.

LTI Developments in 2023:

✔ In 2023, we narrowed the potential adjustment for target PSP award grants based on individual performance from +/-50% to +/-30%, which aligns with our RSU and stock option grants

New LTI Developments in 2024:

✔ Beginning in 2024, we eliminated stock options as a component of our LTI program and increased the weighting of PSPs from 50% to 70%, and RSUs from 25% to 30% of the LTI program

✔ This change in our LTI program provides better "line of sight" to executives and places greater focus on relative TSR and absolute ROCE performance

LONG-TERM INCENTIVES

The HRCC considers individual performance when determining the target LTI to be granted to each of the NEOs. After considering individual achievements, the HRCC approved the following LTI target award values for the NEOs for 2023. These values may not match the accounting values presented in the *Grants of Plan-Based Awards* table.

Name	2023-2025 PSP ($)	Stock Options ($)	RSUs ($)	Total Target[1] ($)
Mark Lashier	6,000,000	3,000,000	3,000,000	12,000,000
Greg Garland	3,750,000	1,875,000	1,875,000	7,500,000
Kevin Mitchell	2,433,110	1,216,555	1,216,555	4,866,220
Brian Mandell	1,771,308	885,654	885,654	3,542,616
Tim Roberts	2,030,888	1,015,444	1,015,444	4,061,776

[1] 2023 – 2025 PSP, stock options and RSU targets include individual performance adjustments for Mr. Mitchell (+10%), Mr. Mandell (+20%), and Mr. Roberts (+20%).

VARIABLE CASH INCENTIVE PROGRAM (VCIP) – PROGRAM DESIGN

% OF TARGET COMPENSATION



CEO
16%
Other NEOs
16%

The VCIP, which is our annual incentive program, is designed to motivate and reward for exceptional operational and financial performance. The HRCC reviews and approves the performance goals annually to ensure these are rigorous and incorporate a mindset of continuous improvement. The performance measures are equally weighted between operational and financial goals as strong operational performance drives financial performance.

Eligible earnings, defined as base salary earned during the year, are multiplied by a VCIP target percentage that is based on each NEO's salary grade level to derive the NEO's target VCIP award. At the end of the performance period, the HRCC reviews the Company's performance against established metrics to determine the payout percentage, which may range from 0% to 200% of target.

2023 Variable Cash Incentive Program – Payout Formula



$ Eligible Earnings × **% Target Percentage** × **% Payout Percentage** = **$ Total VCIP Payout**

2023 Variable Cash Incentive Program – Metrics and Weightings



50%
Operational
Sustainability
10%
HPO
15%
Environment
25%
Safety &
Operating
Excellence
40%
Adjusted
VCIP EBITDA
10%
Adjusted
Controllable Costs
50%
Financial
Sustainability

VARIABLE CASH INCENTIVE PROGRAM (VCIP) – METRICS AND TARGETS[1]

Operational Sustainability (50%): Half of our VCIP is based on Operational performance because strong safety, reliability and operating excellence are fundamental to our success. It also rewards actions that maximize market opportunities, generate higher returns and create shareholder value.



Safety & Operating Excellence

Safety is a core value at Phillips 66, and maintaining superior safety performance is critical to our success. For personal and process safety performance, we measure ourselves against the top performing companies in our industry. Generally, these companies fall within the top two quartiles of all companies reported. We then establish our threshold, target, and maximum goals based on the performance (25th, 50th, and 75th percentiles) of this group of companies. We also look at prior year results to inform our performance goals to ensure a focus on continuous improvement.

For asset availability, for which comparative data is not available, we establish our threshold, target, and maximum goals based on our operating plan and historical performance with the goal of continuous improvement, incorporating the segments of our business and weighting them by their contribution to our adjusted EBITDA.



Environmental

Environmental stewardship is a foundational pillar of our sustainability strategy. We set environmental targets based on our historical performance for Agency Reportable Environmental Events and Spill Volumes normalized for throughput. Targets are expected to become more challenging year-over-year to drive continuous performance improvement.

Starting in 2021, we enhanced the environmental component of the VCIP to include two new metrics: Lower-Carbon Priorities and Greenhouse Gas Priorities. These metrics were incorporated to reward employees for their efforts to advance lower-carbon investments, optimization, and innovation as well as efforts to reduce manufacturing emissions intensity in furtherance of our GHG emissions intensity reduction targets.



High-Performing Organization

Maintaining and enhancing a high-performing organization is critical to our success and is part of our human capital management strategy. Our employees promote our culture and are integral to achieving our strategic goals and maximizing long-term shareholder value. We measure our High-Performing Organization performance relative to the following:

- **Performance:** empowering our workforce to deliver exceptional, sustainable results
- **Capability:** enhancing the depth and breadth of the skills of our workforce
- **Culture:** fostering behaviors that promote our unique culture through the principles of "Our Energy in Action"

For each of these categories, we set predetermined objectives that are monitored throughout the year using a combination of quantitative and qualitative goals.

Financial Sustainability (50%): The other half of our VCIP is based on Financial performance to ensure our executives are motivated to effectively manage costs within their control and deliver financial results above our WACC.



10%

Adjusted VCIP Controllable Costs

For Adjusted VCIP Controllable Costs, we measure our effectiveness in managing costs and set our threshold, target, and maximum performance levels based on our annual budget.

Threshold	$6.060 billion
Target	$5.772 billion
Maximum	$5.483 billion

The 2023 Adjusted VCIP Controllable Costs target excludes utilities and turnaround expenses, as well as other costs that are not within management's control, and includes cost reductions realized as part of our business transformation effort.



40%

Adjusted VCIP EBITDA

Adjusted VCIP EBITDA measures our ability to create shareholder value. Our threshold is the Adjusted VCIP EBITDA required to cover our budgeted sustaining capital and annualized common stock dividend payment, and target and maximum are set at Adjusted VCIP EBITDA levels that equate to ROCE levels 1.5 and 3.0 percentage points above our WACC.

Threshold	$4.102 billion
Target	Adjusted VCIP EBITDA equivalent to ROCE of WACC + 1.5 percentage points ($7.170 billion)
Maximum	Adjusted VCIP EBITDA equivalent to ROCE of WACC + 3.0 percentage points ($8.091 billion)

(1) As a result of the integration of DCP's operations in 2023, our performance goals for the 2023 VCIP incorporate DCP.

VARIABLE CASH INCENTIVE PROGRAM (VCIP) – 2023 PAYOUT

The Company's 2023 actual performance resulted in a payout of 161% of target.

	($MM)	Weight	Threshold	Target	Maximum	2023 Actual	Payout
Operational Sustainability	**Safety & Operating Excellence**						
	Total Recordable Rate (TRR)	7.5%	0.18	0.16	0.13	0.12	150%
	Process Safety Event Rate – Tier 1 & 2	7.5%	0.26	0.21	0.16	0.18	160%
	Asset Availability	10%	94.6%	96.0%	97.4%	98.0%	200%
	Environment						
	Lower-Carbon / GHG Priorities	10%	-	-	-	-	100%
	Environmental Performance	5%	0.131	0.114	0.097	0.083	200%
	High-Performing Organization	10%	-	-	-	-	125%
Financial Sustainability	**Adjusted VCIP Controllable Costs**[1]	10%	$6,060	$5,772	$5,483	$6,024	56%
	Adjusted VCIP EBITDA[1]	40%	$4,102	$7,170	$8,091	$12,672	200%
						TOTAL	**161%**

(1) See Appendix A for reconciliations to the nearest GAAP financial measure.

2023 VCIP Performance Results by Metric

SAFETY & OPERATING EXCELLENCE

- **Safety:** Safety is one of our core values, and maintaining a safe workplace is critical to our success.
  - **Total Recordable Rate**: Lowest-ever combined (Phillips 66 and DCP) injury rate of 0.12 represents a 15% improvement over the prior three-year average. The HRCC applied negative discretion to reduce the award in light of the severity of a contractor safety incident in 2023.
  - **Tier 1 and 2 Process Safety Rate**: Performance of 0.18 was tied for the second best performance in our history.
- **Asset Availability**: Maximizing asset availability and minimizing unplanned downtime is critical to the efficiency and reliability of our operations. The asset availability metric is weighted at 50% for refining assets, 20% for pipeline and terminal assets, 15% for fractionation assets and 15% for DCP gas plants. Average full-year availability of 98.0% in 2023 was above the maximum performance level.

| | Payout | | |
Metric and Weighting	Threshold	Target	Maximum
Safety & Operating Excellence (25%)		173%	

ENVIRONMENT

- **Lower-Carbon / GHG Priorities**: We have set targets to reduce our Scope 1, 2 and 3 emissions, and in 2023, we progressed our lower-carbon initiatives by advancing our projects in renewable fuels, including Rodeo Renewed, and progressed projects in support of carbon capture and asset decarbonization through increased energy efficiency and increased use of renewable power sources.
- **Environmental Performance**: Our environmental performance metric, which measures Environmental Agency Reportable events and spills, was 27% improved over target and 14% improved over maximum performance level.

| | Payout | | |
Metric and Weighting	Threshold	Target	Maximum
Environment (15%)		133%	

HIGH-PERFORMING ORGANIZATION

- **Performance**: Achieved $1.2 billion in sustainable run-rate savings as of year-end 2023, comprised of $900 million of cost reductions and $300 million of sustaining capital savings from employees' business transformation efforts.
- **Capability**: Completed the successful integration of DCP's operations with the buy-in of DCP's public common units and integrated ~1,800 DCP employees into our workforce, capturing run-rate synergies of $250 million as of year-end 2023.
- **Culture**: Maintained an engaged workforce with 95% retention of high performers, saw a significant increase in the hiring of underrepresented minorities, and enhanced workplace benefits.

| | Payout | | |
Metric and Weighting	Threshold	Target	Maximum
High-Performing Organization (10%)		125%	

ADJUSTED VCIP CONTROLLABLE COSTS

- Adjusted VCIP Controllable Costs measure elements of the Company's cost structure which are not directly impacted by commodity prices and thus are within management's ability to control and influence. In 2023, Adjusted VCIP Controllable Costs were above threshold performance but were 4% impaired versus target, mainly due to inflationary pressure.

		Payout		
Metric and Weighting	**Threshold**	**Target 100% Payout**	**Maximum**	
Adjusted VCIP Controllable Costs (10%)		56%		

ADJUSTED VCIP EBITDA

- In 2023, Adjusted VCIP EBITDA exceeded our maximum performance level by $4.6 billion. Our outperformance was attributable to favorable market conditions and strong operating performance across all of our sectors.

		Payout		
Metric and Weighting	**Threshold**	**Target 100% Payout**	**Maximum**	
Adjusted VCIP EBITDA (40%)			200%	

New VCIP Developments for 2024:

For 2024, the HRCC approved the following changes in the target setting approach for our Operational and Environmental metrics to increase their rigor and objectivity to elevate performance.

- **Safety & Operating Excellence:** In setting the targets, we adopted the API recommended practice for the discrete segments of our operations – API 754 for Refining, Plants & Terminals and API 1186 for Pipelines. This will enable us to set appropriate targets and better measure performance. Targets are based on historical performance and will increase in rigor over time to drive continuous improvement.

- **Environmental:** In response to shareholder feedback, we set quantitative targets for our Lower Carbon / GHG Priorities metric including a threshold, target and maximum across three performance categories: greenhouse gas intensity reductions, lower-carbon intensity investments and project ideation.

The total VCIP payout for each of our NEOs is shown in the table below.

Name	2023 Eligible Earnings ($)	Target VCIP Percentage (%)	VCIP Payout Percentage (%)	Total Payout ($)
	(a)	(b)	(c)	(d) = (a)*(b)*(c)
Mark Lashier[1]	1,583,333	158%	161%	4,036,181
Greg Garland	1,000,000	160%	161%	2,576,000
Kevin Mitchell	989,753	100%	161%	1,593,503
Brian Mandell	850,802	90%	161%	1,232,812
Tim Roberts	971,567	90%	161%	1,407,800

[1] Mr. Lashier's target represents a weighted average as a result of his target changing in March 2023, described further under "2023 Compensation Actions Related to the CEO and Executive Chairman."

PARTICIPANTS IN COMPENSATION-SETTING PROCESS

ROLE OF THE HRCC

The HRCC reviews and determines all elements of compensation for the Company's executive officers with input from its independent compensation consultant, review of compensation peer group pay levels and practices, and feedback from our shareholders. In fulfilling its duties, the HRCC is supported by the Company's Chief Human Resources Officer and receives recommendations from the CEO and Executive Chairman regarding the performance and compensation of other executive officers. No member of management has any role in determining his or her own compensation.

Authority and Responsibility of the HRCC	• Provides independent, objective oversight of our executive compensation programs and determines the compensation for our senior officers. • Acts as plan administrator of the compensation programs and benefit plans for our senior officers and as an avenue of appeal for current and former executive officers regarding disputes over compensation and benefits. • Oversees the Company's executive compensation philosophy, policies, plans and programs for our executive officers. • Assists the Board in its oversight of the integrity of the Company's Compensation Discussion and Analysis.

Compensation Determination Process



HRCC Oversight

FEBRUARY

- Approve VCIP and PSP payouts at the end of the performance periods
- Approve VCIP and PSP performance goals for the upcoming performance periods
- Review individual executive officer performance and compensation levels

JULY

- Review of compensation peer group proxies (disclosing previous compensation program) and trends
- Review compensation and performance peer groups
- Receive a VCIP and PSP performance update

OCTOBER

- Approve compensation and performance peer groups
- Review of VCIP program design/terms & conditions, and metrics and weightings
- Review of long-term incentive program design/terms & conditions
- Review of PSP program design/terms & conditions, and metrics and weightings
- Receive a VCIP and PSP performance update

DECEMBER

- Approve VCIP and LTI program design, award terms and conditions, and metrics and weightings for the following year
- Review of VCIP and PSP performance goals for the following year
- Approve executive salary structure (including LTI targets) for following year
- Receive a VCIP and PSP performance update

The HRCC is committed to a process of continuous improvement in exercising its responsibilities. To that end, the HRCC:

- Receives updates regarding evolving best practices in executive compensation.
- Regularly reviews its responsibilities and compensation governance practices in light of ongoing legal and regulatory changes.
- Annually reviews its charter and proposes any desired changes to the Board.
- Annually conducts a self-assessment of its performance and effectiveness, and seeks ideas to improve its processes and oversight.
- Regularly reviews and assesses whether the Company's executive compensation program is having the desired effects without encouraging an inappropriate level of risk.
- Regularly reviews all of its activities, including its self-assessment and a compensation risk assessment, with the full Board.

ROLE OF THE INDEPENDENT COMPENSATION CONSULTANT

In 2023, the HRCC retained Mercer as its independent executive compensation consultant.

Independent Compensation Consultant	Advises the HRCC on: • Compensation program design and processes relative to external corporate governance standards. • Appropriateness of our executive compensation program in comparison to those of our peers. • Effectiveness of the compensation program in accomplishing the objectives set by the HRCC.

The HRCC evaluated whether Mercer's work raised any conflict of interest in accordance with SEC guidelines and determined that no such conflict existed. In reviewing Mercer's independence, the HRCC considered fees paid by the Company to Mercer totaling $1.4 million during 2023 for services performed for the Company. These services can be broken down as 38% related to human resources consulting engagements, including fees paid to Mercer in its role as the independent compensation consultant for the HRCC, 37% related to administration of ongoing international benefit plans, 19% related to administration of pension liabilities in international locations that have been sold and 6% related to insurance and surety bonds.

ROLE OF OUR PEER COMPANIES

Peer Group Selection & Rationale

Due to the size and complexity of our Company and diversification of assets, the HRCC utilizes both (1) a compensation peer group and (2) a performance peer group. The HRCC thoughtfully selects the peers in each peer group, evaluates their inclusion on an annual basis, and makes adjustments as necessary. The HRCC uses the compensation peer group to evaluate and determine compensation levels for our NEOs, including base salary levels and targets for our annual bonus and LTI programs. The HRCC uses the performance peer group to evaluate our relative TSR performance under our PSP program. The criteria for selection of the companies in each peer group are explained on the following page.

2023 COMPENSATION PEER GROUP

Used to evaluate and determine compensation levels for our NEOs, including base salary levels and targets for our annual bonus and LTI programs

Companies

- 3M Company
- Archer-Daniels-Midland Company
- ConocoPhillips Company
- Deere & Company
- Dow Inc.
- Ford Motor Company
- General Motors Company
- Halliburton Company
- Honeywell International Inc.
- LyondellBasell Industries N.V.
- Marathon Petroleum Corporation
- Occidental Petroleum Corporation
- The Williams Companies, Inc.
- Valero Energy Corporation

Criteria for Selection

Our compensation peer group includes companies that are comparable to Phillips 66 based on three primary criteria — assets, market capitalization, and business operations. Revenue is an additional, secondary criterion. The compensation peer group primarily consists of large companies with which we compete for talent. While some of our compensation peers fall outside our direct industry, the HRCC believes their size, significant capital investments, and similarly complex international operations make them appropriate peers against which to benchmark our compensation levels and practices. At the time the compensation peer group was determined, Phillips 66 was at the 41st percentile in assets, 43rd percentile in market value, and 66th percentile in revenue.

Changes from 2022 to 2023 Compensation Peer Group

To better position our peer group to accurately reflect businesses of our size, Chevron Corporation and Schlumberger Limited were replaced with 3M Company and Deere & Company in our compensation peer group.

2021 - 2023 PERFORMANCE PEER GROUP

Used to evaluate our relative TSR performance for our 2021 – 2023 Performance Share Program

Companies[1]

Refining and Marketing

- Delek US Holdings, Inc.
- HF Sinclair Corporation
- Marathon Petroleum Corporation
- PBF Energy Inc.
- Valero Energy Corporation

Midstream

- MPLX LP
- ONEOK, Inc.
- Targa Resources Corp.
- The Williams Companies, Inc.

Chemicals

- Dow Inc.
- LyondellBasell Industries N.V.
- Westlake Corporation

Criteria for Selection

To reflect our unique portfolio of assets, we include companies operating in each of our three major segments – Refining and Marketing, Midstream and Chemicals. The performance peer group is used in the PSP program to assess relative TSR performance. We believe that our performance peer group is representative of the companies that investors use for relative performance comparisons.

In addition to our performance peer group, we include the S&P 100 Index in the assessment of our relative TSR performance. The HRCC believes the S&P 100 is an appropriate comparison as the index reflects companies with which we compete for capital in the broader market.

Changes from 2020-2022 to 2021-2023 Performance Peer Group

No changes were made to the 2021-2023 performance peer group from the peer group for the 2020-2022 performance period.

[1] In September 2023, ONEOK, Inc. acquired Magellan Midstream Partners, L.P., resulting in the reduction of our performance peer group by one peer.

ADDITIONAL COMPENSATION PRACTICES

OTHER BENEFITS AND PERQUISITES

Below is a summary of other compensation elements available to our NEOs:

Broad-Based Employee Benefit Programs

NEOs participate in the same basic benefits package available to our other U.S. salaried employees. This package includes qualified pension; 401(k) plan; medical, dental, vision, life, and accident insurance plans, as well as flexible spending arrangements for health care and dependent care expenses; and our matching gift program.

Additional Executive Perquisites

Consistent with our compensation philosophy to provide compensation and benefits aligned with market practice, we provide our NEOs financial planning and executive health benefits. These benefits were imputed to the executives and included in All Other Compensation in the *Summary Compensation Table*. We did not provide a tax gross-up for these benefits.

Comprehensive Security Program

The Board has adopted a comprehensive security program to address the increased security risks for certain senior executives. Messrs. Garland and Lashier were the only NEOs in 2023 designated by the Board as requiring increased security under this program. The program allows for certain additional security measures in specific situations when the senior executive is traveling by car or airplane. An additional security review of the NEO's personal residences is also included. Any additional costs to the Company for these activities are reported as All Other Compensation and included in the *Summary Compensation Table*.

Executive Retirement Plans

We maintain the following supplemental retirement plans for our NEOs:

- Phillips 66 Key Employee Deferred Compensation Plan (KEDCP) — This voluntary deferred compensation plan provides tax-efficient retirement savings by allowing executives to voluntarily defer both the receipt and taxation of a portion of their base salary and annual bonus until a specified date or when they leave the Company. Further information is provided in the *Nonqualified Deferred Compensation* table and accompanying narrative.

- Phillips 66 Defined Contribution Make-Up Plan (DCMP) — This defined contribution restoration plan restores benefits capped under our qualified defined contribution plan due to Internal Revenue Code (IRC) limits. Further information is provided in the *Nonqualified Deferred Compensation* table and accompanying narrative.

- Phillips 66 Key Employee Supplemental Retirement Plan (KESRP) — This defined benefit restoration plan restores Company-sponsored benefits capped under the qualified defined benefit pension plan due to IRC limits. Further information is provided in the *Pension Benefits as of December 31, 2023* table and accompanying narrative.

Executive Life Insurance

We provide life insurance policies to all U.S.-based employees with a face value approximately equal to their annual base salary. For our NEOs, the face value of this coverage is approximately two times their annual base salary.

Executive Severance and Change In Control Plans

We do not maintain individual severance or change in control agreements with our executives. However, we maintain the Phillips 66 Executive Severance Plan (ESP) and the Phillips 66 Change in Control Severance Plan (CICSP) to accomplish several specific objectives, including:

- Ensuring shareholder interests are protected during business transactions by providing benefits that promote senior management stability;

- Providing and preserving an economic motivation for participating executives to consider a business combination that might result in an executive's job loss; and

- Competing effectively in attracting and retaining executives in an industry that features frequent acquisitions and divestitures.

Executives may not receive benefits under both plans as a result of the same severance event. Among other benefits, the ESP provides a payment equal to one and one-half or two times the executive's base salary, depending on the executive's salary grade level, and the executive's current target annual bonus if he or she is involuntarily terminated without cause. The CICSP provides a payment equal to two or three times the sum of the executive's base salary and the greater of his or her target bonus or average of the last two bonus payments, depending on salary grade level, and accelerated vesting of equity awards. The executive must be involuntarily terminated without cause in connection with a change in control or terminate employment for good reason within two years after the change in control to be eligible for a CICSP payment. We believe this "double trigger" requirement is in the best interest of shareholders and is considered a best practice.

Details of potential payments under these plans are outlined in the *Potential Payments Upon Termination or Change in Control* section. These plans do not provide any excise tax gross-up protections.

Personal Use of Company Aircraft

The primary purpose of our corporate aircraft is to facilitate Company business. In the course of conducting Company business, executives may occasionally invite a family member or other personal guest to travel with them to attend a meeting or function. When such travel is deemed taxable to the executive, we provide further payments to reimburse the costs of the inclusion of this item in his or her taxable income.

EXECUTIVE COMPENSATION GOVERNANCE

Clawback Provisions

Short- and long-term compensation, deferred compensation and nonqualified retirement benefits received by any executive are subject to clawback provisions if financial or other data is materially misstated due to negligence or misconduct on the part of the executive, as determined by the HRCC and the A&FC.

In 2023, the HRCC also adopted a clawback policy consistent with the requirements of Exchange Act Rule 10D-1 prior to the effective date of final New York Stock Exchange listing standards implementing the rule. In the event we are required to prepare an accounting restatement of our financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, the HRCC will recover the excess incentive-based compensation received by any covered executive, including our named executive officers, during the prior three fiscal years that exceeds the amount that the executive officer otherwise would have received had the incentive-based compensation been determined based on the restated financial statements.

Stock Ownership

The HRCC believes requiring executives to retain shares of Phillips 66 common stock helps align executive performance with shareholder value creation and mitigates compensation risk. Our stock ownership guidelines require executives to own Phillips 66 common stock, valued as a multiple of the executive's base salary, within five years from the date the executive becomes subject to the guidelines. The multiple applicable to each NEO is shown below:

Executive	Required Salary Multiple
Mark Lashier	6x
Greg Garland	6x
Kevin Mitchell	4x
Brian Mandell	4x
Tim Roberts	4x

Shares of Phillips 66 common stock owned outright and RSUs are counted when determining whether an executive has met the required ownership levels. Compliance with the stock ownership guidelines is reviewed annually by the HRCC. All NEOs currently comply with these stock ownership guidelines or are on track to comply within the applicable five-year period.

Trading Policy

Our insider trading policy prohibits employees and directors from trading in the Company's securities while in possession of material, non-public information. This policy requires executive officers and directors to follow certain pre-clearance procedures before entering into transactions involving our securities.

Hedging or Pledging of Company Stock

Our insider trading policy also prohibits hedging transactions and pledging of our common stock. These prohibitions apply to all employees and directors of the Company, and cover any transactions in our common stock, whether acquired pursuant to our compensation plans, owned directly, or otherwise. The prohibitions on hedging transactions include purchasing any financial instruments, or otherwise engaging in any transactions, that hedge or offset any decrease in the market value of our stock or limit an employee or director's ability to profit from an increase in the market value of our stock. The prohibition on pledging includes holding Phillips 66 stock in a margin account or pledging our stock as collateral for a loan.

Compensation Risk Assessment

The HRCC oversees management's risk assessment of all elements of our compensation programs, policies and practices for all employees. Management has concluded that our compensation programs, policies and practices are not reasonably likely to have a material adverse effect on the Company. Relevant provisions of our programs include, but are not limited to:

- VCIP and LTI metrics are aligned with our corporate strategy to ensure continued focus on actions that drive shareholder value.

- VCIP and LTI compensation targets increase with each pay grade, further emphasizing long-term value creation and alignment with shareholder interests.

- Maximum payouts under VCIP and PSP programs are appropriately limited to balance risk-taking with long-term strategic goals.

- Maintaining a level of discretion in the performance-based programs, which enables the HRCC to award zero payouts to executives who perform poorly or when warranted by Company performance.

- Clawback provisions that allow for reduction in or recoupment of awards for executives who expose the Company to undue risk and a new SEC-compliant policy that requires recovery of certain incentive-based compensation in the event of a financial restatement.

- LTI design that provides incentives for executive retention and Company and individual performance.
- Stock ownership guidelines, anti-pledging policies, and anti-hedging policies that align executive interests with those of shareholders.

The HRCC considers senior management succession planning a core part of the Company's risk management program. The HRCC regularly reviews with the CEO succession planning for senior leadership positions (other than the CEO position, for which succession planning is reviewed by the N&GC), and the timing and development required to ensure continuity of leadership over the short- and long-term, to manage risk in this area.

COMPENSATION PROGRAMS ALIGNED WITH BEST PRACTICES

✔ We Do...

✔ Target the majority of NEO compensation to be performance based and at risk

✔ Apply multiple performance metrics aligned with our corporate strategy

✔ Cap maximum payouts for VCIP and PSP

✔ Cap payout at 100% on the TSR portion of the PSP if absolute TSR is negative

✔ Require TSR performance above the 50th percentile relative to peer group to achieve target payout

✔ Employ a "double trigger" for change in control severance benefits and equity award acceleration

✔ Include absolute and relative metrics in our LTI programs

✔ Maintain robust stock ownership guidelines for executives — CEO and Executive Chairman 6x base salary; other NEOs 4x base salary

✔ Balance, monitor and manage compensation risk through regular assessments and robust clawback provisions, including a new SEC-compliant clawback policy

✔ Have extended vesting periods on stock awards, with a minimum one-year vesting period required for stock and stock option awards

✔ Maintain a fully independent compensation committee

✔ Retain an independent compensation consultant

✔ Hold an annual Say-on-Pay vote and consider shareholder feedback in the design of our compensation program

✖ We Do Not...

✖ Provide excise tax gross-ups to our NEOs under our CICSP

✖ Reprice stock options without shareholder approval

✖ Price stock option exercise prices below grant date fair market value

✖ Allow share recycling for stock options under our equity plan

✖ Include evergreen provisions in our active equity plans

✖ Allow hedging or pledging of Company stock

✖ Pay dividends during the performance period on unearned PSPs

✖ Allow transfer of equity awards (except in the case of death)

✖ Provide separate supplemental executive retirement benefits for individual NEOs

✖ Maintain individual change-in-control agreements

✖ Have an employment agreement with the CEO

✖ Provide excessive perquisites

✖ Provide individual performance modifier for VCIP for our executive officers

HUMAN RESOURCES AND COMPENSATION COMMITTEE REPORT

Review with Management. The HRCC has reviewed and discussed with management the *Compensation Discussion and Analysis* presented in this Proxy Statement.

Discussions with Independent Executive Compensation Consultant. The HRCC has discussed with Mercer, its independent executive compensation consultant, the executive compensation programs of the Company, as well as specific compensation decisions made by the HRCC for 2023. Mercer was retained directly by the HRCC, independent of the management of the Company.

Recommendation to the Phillips 66 Board of Directors. Based on its review and discussions noted above, the HRCC recommended to the Board that the *Compensation Discussion and Analysis* be included in the Phillips 66 Proxy Statement on Schedule 14A and the Phillips 66 Annual Report on Form 10-K for the year ended December 31, 2023.

Human Resources and Compensation Committee

Dr. Marna C. Whittington, Chair
Gary K. Adams
Lisa A. Davis
Gregory J. Hayes
Douglas T. Terreson
Glenn F. Tilton

Executive Compensation Tables

The following tables and accompanying narrative disclosures provide information concerning total compensation earned by our CEO and other NEOs for 2023, for services to Phillips 66 or any of our subsidiaries during 2023, 2022 and 2021.

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation for our NEOs for fiscal years 2023, 2022 and 2021.

Name, Position, Year	Salary[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[5] ($)	All Other Compensation[6] ($)	Total ($)
Mark Lashier							
President and Chief Executive Officer							
2023	1,583,333	9,620,568	3,000,816	4,036,181	413,305	755,058	19,409,262
2022	1,314,667	9,260,117	1,976,406	2,837,051	231,983	668,646	16,288,870
2021	825,000	6,830,884	1,513,217	1,406,625	71,546	230,816	10,878,088
Greg Garland							
Executive Chairman							
2023	1,000,000	6,012,843	1,876,884	2,576,000	—	731,051	12,196,778
2022	1,337,504	9,825,510	2,500,700	3,552,411	—	1,013,792	18,229,917
2021	1,675,008	11,318,245	3,140,920	4,154,020	—	665,013	20,953,206
Kevin Mitchell							
Executive Vice President and Chief Financial Officer							
2023	989,753	3,901,297	1,217,364	1,593,503	326,532	337,944	8,366,393
2022	951,992	4,899,887	1,040,400	1,580,306	144,483	328,542	8,945,610
2021	903,432	4,493,056	1,039,424	1,400,320	164,332	216,301	8,216,865
Brian Mandell[7]							
Executive Vice President, Marketing & Commercial							
2023	850,802	2,840,101	887,604	1,232,812	1,412,212	291,960	7,515,491
2022	808,375	3,183,449	676,600	1,207,712	—	266,584	6,142,720
Tim Roberts							
Executive Vice President, Midstream & Chemicals							
2023	971,567	3,256,304	1,016,760	1,407,800	282,320	308,396	7,243,147
2022	931,426	3,766,815	799,000	1,391,550	191,842	289,679	7,370,312
2021	887,424	3,453,979	799,832	1,237,956	342,146	182,659	6,903,996

[1] Includes any amounts that were voluntarily deferred under our KEDCP.

[2] Amounts shown represent the aggregate grant date fair value of RSU and PSP awards determined in accordance with U.S. GAAP. Assumptions used in calculating these amounts are included in Note 22—Share-Based Compensation Plans in the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2023 (our "2023 Form 10-K").

The PSP award included in 2021 has a performance period that ended on December 31, 2023. The PSP award included in 2022 has a performance period that ends on December 31, 2024. The PSP award included in 2023 has a performance period that ends on December 31, 2025. The PSP awards are shown at target because target was determined to be the probable outcome for the applicable performance period at the time of grant of each award, consistent with the accounting treatment under GAAP. If the maximum payout were used for the PSP awards, the amounts shown relating to PSP would double, although the value of the actual payout would depend on the share price at the time of the payout. If the minimum payout were used, the amounts for PSP awards would be reduced to zero. Actual payouts with regard to the targets set for the performance period that ended in 2023 were approved by the HRCC at its February 2024 meeting. Those payouts were as follows: Mr. Lashier, $13,447,444; Mr. Garland, $21,383,903; Mr. Mitchell, $8,488,866; Mr. Mandell, $5,055,464; and Mr. Roberts, $6,525,750.

Earned payouts under the 2021-2023 PSP have been, and under the 2022-2024 PSP and 2023-2025 PSP are expected to be, made in cash at the end of the applicable performance period and will be forfeited if the NEO is terminated prior to the end of the performance period (other than for death or following disability or after a change in control). If the NEO retires after age 55 and with five years of service, the NEO is entitled to a prorated award for the 2022-2024 program if he or she participated for at least 12 months; for the 2023-2025 program, the NEO is entitled to a prorated award if he or she participated for at least 2 months.

[3] Amounts shown represent the aggregate grant date fair value of awards determined in accordance with GAAP. Assumptions used in calculating these amounts are included in Note 22—Share-Based Compensation Plans in the Notes to Consolidated Financial Statements in our 2023 Form 10-K.

[4] These are amounts paid under our VCIP, including amounts that were voluntarily deferred under our KEDCP. These amounts were paid in February 2024, following the completion of the performance period.

[5] Reflects the actuarial increase in the present value of the benefits under our pension plans determined using interest rate and mortality rate assumptions consistent with those used in our financial statements. There are no deferred compensation earnings reported in this column, as our nonqualified deferred compensation plans do not provide above-market or preferential earnings.

[6] We offer limited perquisites to our NEOs, which, together with Company contributions to our qualified savings and nonqualified defined contribution plans, are reflected in the All Other Compensation column as summarized below:

Name	Company Contributions to Nonqualified Defined Contribution Plans[a] ($)	Executive Group Life Insurance Premiums[b] ($)	Executive Health Physical[c] ($)	Financial Counseling[d] ($)	Matching Contributions under the Tax-Qualified Savings Plan[e] ($)	Matching Gift Programs[f] ($)	Miscellaneous Perquisites and Tax Protection[g] ($)	Personal Use of Company Aircraft[h] ($)
M. Lashier	459,092	12,540	2,150	17,088	26,400	10,000	30,138	197,650
G. Garland	474,365	15,241	—	17,088	26,400	10,000	34,132	153,825
K. Mitchell	256,054	5,107	2,150	17,088	26,400	25,000	6,145	—
B. Mandell	199,760	4,390	2,150	17,088	26,400	25,000	17,172	—
T. Roberts	233,261	7,695	—	—	26,400	25,000	16,040	—

[a] Under the terms of our nonqualified defined contribution plans, we make contributions to the accounts of all eligible employees, including the NEOs. See the *Nonqualified Deferred Compensation* table and accompanying narrative and notes for more information.

[b] We maintain life insurance policies and/or death benefits for all our U.S.-based salaried employees (at no cost to the employee) with a face value approximately equal to the employee's annual base salary. We maintain group life insurance policies on each of our NEOs equal to approximately two times annual base salary. The amounts shown are for premiums paid by us to provide the additional group life insurance above what is provided to the broad-based employees.

[c] Costs associated with executive physicals.

[d] Costs associated with financial counseling and estate planning services with an approved provider.

[e] Under the terms of our tax-qualified defined contribution plans, we make contributions to the accounts of all eligible employees, including the NEOs.

[f] We maintain a Matching Gift Program under which certain gifts by employees to qualified educational or charitable institutions are matched by the Company. The program matches up to $15,000 annually. Additionally, we also have our PAC66 Charitable Match Program that matches up to $10,000 annually. Maximum annual contribution by employee is $5,000 and the Company matches these contributions to eligible organizations at a 2:1-dollar ratio. The amounts shown reflect the actual payments made by us in 2023, which include certain contributions made by the individual in 2022 that were matched by the Company in 2023 and are therefore reported in this Proxy Statement.

[g] The amounts shown primarily reflect payments by us relating to certain taxes incurred by the NEOs. We provide tax assistance when we request family members or other guests to accompany an NEO to a Company function and, as a result, the NEO is deemed to make personal use of Company assets such as Company aircraft and thereby incurs imputed income. We believe this type of expense is appropriately characterized as a business expense and, if the NEO incurs imputed income in accordance with applicable tax laws, we will generally reimburse the NEO for any increased tax costs (Mr. Lashier $17,146; Mr. Garland $17,820; Mr. Mitchell $6,145; Mr. Mandell $17,103; and Mr. Roberts $16,040).

Also included are gifts and their tax reimbursement (Mr. Lashier $1,209 and Mr. Mandell $69) and benefits required for employees covered under our Comprehensive Security Program, which currently includes Mr. Lashier ($11,783) and Mr. Garland ($16,312). Under the Comprehensive Security Program, Mr. Lashier and Mr. Garland are provided with the use of a car and driver when security deems it required and home security fees that are in excess of the cost of a security system typical for homes in their neighborhoods.

(h) The Comprehensive Security Program requires that Mr. Lashier and Mr. Garland fly on Company aircraft in certain circumstances. The amount presented above represents the approximate incremental cost to Phillips 66 for personal use of the aircraft. Approximate incremental cost has been determined by calculating the variable costs for each aircraft during the year, dividing that amount by the total number of miles flown by that aircraft, and multiplying the result by the miles flown for personal use during the year. Incremental costs for flights to the hangar or other locations without passengers, commonly referred to as "deadhead" flights, are included in the calculation.

(7) Mr. Mandell was not a NEO for 2021.

GRANTS OF PLAN-BASED AWARDS

The following table provides additional information about plan-based compensation disclosed in the *Summary Compensation Table*. This table includes both equity and non-equity awards.

Name	Grant Date[1]	Estimated Future Payouts under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts under Equity Incentive Plan Awards[3]			All other Stock Awards: Number of Shares of Stock or Units[4] (#)	All other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/SH)	Grant Date Fair Value of Stock and Option Awards[5] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target ($)	Maximum ($)				
Mark Lashier		—	2,506,945	5,013,890	—	—	—	—	—	—	—
	2/7/2023	—	—	—	—	—	—	29,870	—	—	2,999,993
	2/7/2023	—	—	—	—	65,919	131,838	—	—	—	6,620,575
	2/7/2023	—	—	—	—	—	—	—	109,200	100.435	3,000,816
Greg Garland		—	1,600,000	3,200,000	—	—	—	—	—	—	—
	2/7/2023	—	—	—	—	—	—	18,669	—	—	1,875,021
	2/7/2023	—	—	—	—	41,199	82,398	—	—	—	4,137,822
	2/7/2023	—	—	—	—	—	—	—	68,300	100.435	1,876,884
Kevin Mitchell		—	989,753	1,979,506	—	—	—	—	—	—	—
	2/7/2023	—	—	—	—	—	—	12,113	—	—	1,216,569
	2/7/2023	—	—	—	—	26,731	53,462	—	—	—	2,684,728
	2/7/2023	—	—	—	—	—	—	—	44,300	100.435	1,217,364
Brian Mandell		—	765,722	1,531,444	—	—	—	—	—	—	—
	2/7/2023	—	—	—	—	—	—	8,818	—	—	885,636
	2/7/2023	—	—	—	—	19,460	38,920	—	—	—	1,954,465
	2/7/2023	—	—	—	—	—	—	—	32,300	100.435	887,604
Tim Roberts		—	874,410	1,748,820	—	—	—	—	—	—	—
	2/7/2023	—	—	—	—	—	—	10,110	—	—	1,015,398
	2/7/2023	—	—	—	—	22,312	44,624	—	—	—	2,240,906
	2/7/2023	—	—	—	—	—	—	—	37,000	100.435	1,016,760

[1] The grant date shown is the date on which the HRCC approved the target awards.

[2] Threshold and maximum awards are based on the provisions in the VCIP. Actual awards earned can range from 0% to 200% of the target award. Actual payouts under the annual bonus program for 2023 are calculated using base salary earned in 2023 and reflected in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table*.

[3] Threshold and maximum awards are based on the provisions of the PSP. Actual awards earned range from 0% to 200% of the target. Performance periods under the PSP cover a three-year period, and because a new three-year period commences each year, there could be three overlapping performance periods ongoing at any time. In 2023, targets were set with respect to an award for the performance period beginning in 2023 and ending in 2025. The HRCC retains authority to make awards under the PSP using its judgment, including making awards greater than the maximum payout shown in the table above, provided the award does not exceed amounts permitted under the 2022 Omnibus Stock and Performance Incentive Plan of Phillips 66.

[4] Represents RSUs granted in 2023 pursuant to the LTI program that will vest in 2026.

[5] For equity incentive plan awards, these amounts represent the grant date fair value at target under the PSP as determined in accordance with GAAP. For stock option awards, these amounts represent the grant date fair value of the option awards using a Black-Scholes-Merton-based methodology. The actual value realized upon stock option exercise will depend on the market price of our common stock at the time of exercise. For other stock awards, these amounts represent the grant date fair value of the RSU awards determined in accordance with GAAP. See Note 22—Share-Based Compensation Plans in the Notes to Consolidated Financial Statements in our 2023 Form 10-K, for a discussion of the relevant assumptions used in this determination.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table lists outstanding Phillips 66 equity grants for each NEO as of December 31, 2023.

		Option Awards[1]				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable[2] (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have not Vested[3] (#)	Market Value of Shares or Units of Stock that Have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have not Vested ($)
Mark Lashier	4/1/2021	72,733	36,367	81.910	4/1/2031	—	—	—	—
	2/8/2022	29,666	59,334	89.050	2/8/2032	—	—	—	—
	7/1/2022	8,766	17,534	82.680	7/1/2032				
	2/7/2023	—	109,200	100.435	2/7/2033	—	—	—	—
		—	—	—	—	70,243	9,352,153	292,060	38,884,868
Greg Garland	2/7/2017	174,000	—	78.475	2/7/2027	—	—	—	—
	2/6/2018	147,000	—	94.850	2/6/2028	—	—	—	—
	2/5/2019	178,700	—	94.968	2/5/2029	—	—	—	—
	2/4/2020	212,100	—	89.570	2/4/2030	—	—	—	—
	2/9/2021	175,666	87,834	74.700	2/9/2031	—	—	—	—
	2/8/2022	49,033	98,067	89.050	2/8/2032	—	—	—	—
	2/7/2023	—	68,300	100.435	2/7/2033	—	—	—	—
		—	—	—	—	85,472	11,379,742	246,924	32,875,461
Kevin Mitchell	2/6/2018	43,600	—	94.850	2/6/2028	—	—	—	—
	2/5/2019	53,300	—	94.968	2/5/2029	—	—	—	—
	2/4/2020	63,200	—	89.570	2/4/2030	—	—	—	—
	2/9/2021	58,133	29,067	74.700	2/9/2031	—	—	—	—
	2/8/2022	20,400	40,800	89.050	2/8/2032	—	—	—	—
	2/7/2023	—	44,300	100.435	2/7/2033	—	—	—	—
		—	—	—	—	41,205	5,486,034	135,510	18,041,801
Brian Mandell	2/2/2016	9,800	—	78.620	2/2/2026	—	—	—	—
	2/7/2017	14,100	—	78.475	2/7/2027	—	—	—	—
	2/6/2018	12,100	—	94.850	2/6/2028	—	—	—	—
	2/5/2019	25,500	—	94.968	2/5/2029	—	—	—	—
	2/4/2020	42,800	—	89.570	2/4/2030	—	—	—	—
	2/9/2021	37,800	18,900	74.700	2/9/2031	—	—	—	—
	2/8/2022	13,266	26,534	89.050	2/8/2032				
	2/7/2023	—	32,300	100.435	2/7/2033	—	—	—	—
		—	—	—	—	26,814	3,570,016	92,226	12,278,970
Tim Roberts	2/9/2021	—	22,367	74.700	2/9/2031	—	—	—	—
	2/8/2022	—	31,334	89.050	2/8/2032	—	—	—	—
	2/7/2023	—	37,000	100.435	2/7/2033	—	—	—	—
		—	—	—	—	32,444	4,319,594	107,698	14,338,912

(1) All stock options shown in the table have a maximum term for exercise of ten years from the grant date. Under certain circumstances, the terms for exercise may be shorter, and in certain circumstances, the stock options may be forfeited and cancelled. All awards shown in the table have restrictions on transferability.

(2) The stock options shown in this column vested and became exercisable in 2023 or prior years (although under certain termination circumstances, the stock options may still be forfeited). Stock options become exercisable in one-third increments on the first, second and third anniversaries of the grant date, subject to continued service through the applicable vesting date.

Awards are subject to forfeiture if, prior to the lapsing of restrictions, the NEO separates from service for a reason other than death, disability, layoff, retirement after reaching age 55 with five years of service, or after a change of control, although the HRCC has the authority to waive forfeiture. The awards have no voting rights, but entitle the holder to receive dividend equivalents in cash. The value of the awards reflect the closing price of our common stock, as reported on the NYSE, on December 29, 2023 ($133.14).

(4) Reflects potential awards from ongoing performance periods under the PSP for performance periods ending December 31, 2024 and December 31, 2025. These awards are shown at maximum; however, there is no assurance that awards will be granted at, below or above target after the end of the relevant performance period, as the determination to make a grant and the amount of any grant is within the judgment of the HRCC. Until an actual grant is made, these unearned awards pay no dividend equivalents. The value of these unearned awards reflects the closing price of our common stock, as reported on the NYSE, on December 29, 2023 ($133.14).

OPTION EXERCISES AND STOCK VESTED FOR 2023

The following table summarizes the value received from stock option exercises and stock grants vested during 2023:

	Option Awards		Stock Awards[1]	
Name	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized Upon Vesting ($)
Mark Lashier	—	—	110,484	14,204,088
Greg Garland	169,400	5,559,111	200,912	25,058,810
Kevin Mitchell	72,400	3,349,149	77,427	9,721,010
Brian Mandell	3,000	113,130	47,131	5,892,556
Tim Roberts	166,299	4,996,522	60,356	7,556,957

(1) Stock awards include RSUs that vested during the year, as well as the 2021-2023 PSP award that vested on December 31, 2023 and was paid out in cash in early 2024. The 2021-2023 PSP awards were earned as follows: Mr. Lashier, 103,265 units valued at $13,447,444; Mr. Garland, 164,210 units valued at $21,383,903; Mr. Mitchell, 65,187 units valued at $8,488,866; Mr. Mandell, 38,822 units valued at $5,055,464; and Mr. Roberts, 50,112 units valued at $6,525,750.

PENSION BENEFITS AS OF DECEMBER 31, 2023

Our defined benefit pension plan, the Phillips 66 Retirement Plan (the "Retirement Plan"), consists of multiple titles with different terms. NEOs are only eligible to participate in one title at any time but may have frozen benefits under one or more other titles.

	Title I	Title II(1)	Title IV
Current Eligibility	Mr. Garland	Mr. Lashier, Mr. Mitchell, Mr. Roberts	Mr. Mandell
Normal Retirement	Age 65	Age 65	Age 65
Early Retirement(2)	Age 55 with five years of service or if laid off during or after the year in which the participant reaches age 50	Executives may receive their vested benefit upon termination of employment at any age	Age 50 with ten years of service
Benefit Calculation(2)	Calculated as the product of 1.6% times years of credited service multiplied by the final average eligible earnings	Based on monthly pay and interest credits to a nominal cash balance account created on the first day of the month after an executive's hire date. Pay credits are equal to a percentage of total salary and annual bonus	Calculated as the product of 1.6% times years of credited service multiplied by the final average eligible earnings
Final Average Earnings Calculation	Calculated using the three highest compensation years in the last ten calendar years before retirement plus the year of retirement	N/A	Calculated using the higher of the highest three years of compensation or the highest 36 months of compensation
Eligible Pension Compensation(3)	Includes salary and annual bonus	Includes salary and annual bonus	Includes salary and annual bonus
Benefit Vesting	All participants are vested in this title	Employees vest after three years of service	All participants are vested in this title
Payment Types	Allows payments in the form of several annuity types or a single lump sum		
IRS limitations	Benefits under all Titles are limited by the IRC. In 2023, the compensation limit was $330,000. The IRC also limits the annual benefit available under these Titles expressed as an annuity. In 2023, that limit was $265,000 (reduced actuarially for ages below 62).		

(1) NEOs whose combined years of age and service total less than 44 receive a 6% pay credit, those with a total of 44 through 65 receive a 7% pay credit and those with a total of 66 or more receive a 9% pay credit. Interest credits are applied to the cash balance account each month. This credit is calculated by multiplying the value of the account by the interest credit rate, based on 30-year U.S. Treasury security rates adjusted quarterly.

(2) An early benefit reduction is calculated on Title I by reducing the benefit 5% for each year before age 60 that benefits are paid. Title IV early benefit reduction is calculated by reducing the benefit by 5% per year for each year before age 57 that benefits are paid and 4% per year for benefits that are paid between ages 57 and 60. The benefit calculation for Titles I and IV is reduced by the product of 1.5% of the annual primary social security benefit multiplied by years of credited service, although a reduction limit of 50% of the primary Social Security benefit may apply.

(3) Under Title I, if an executive receives layoff benefits, then the eligible compensation calculation also includes the annualized salary for the year of layoff (rather than the actual salary for that year) and years of service are increased by any period for which layoff benefits are calculated.

The following table lists the pension program participation and actuarial present value of each NEO's defined benefit pension as of December 31, 2023.

Name	Plan Name	Number of Years Credited Service[1] (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Mark Lashier	Retirement Plan - Title II	34	84,377	—
	KESRP[2]		632,457	—
Greg Garland	Retirement Plan - Title I	34	1,748,747	—
	KESRP[2]		39,141,219	—
Kevin Mitchell	Retirement Plan - Title II	10	250,004	—
	KESRP[2]		1,328,218	—
Brian Mandell	Retirement Plan - Title IV	33	1,893,047	—
	KESRP[2]		10,460,507	—
Tim Roberts	Retirement Plan - Title II	31	224,471	—
	KESRP[2]		1,141,455	—

[1] Years of credited service include service recognized under the predecessor ConocoPhillips plans from which these plans were spun off effective May 1, 2012. Credited Service displays the number of years the NEO was in each applicable formula. Mr. Lashier's and Mr. Roberts' tenure with Phillips 66 is 3 years and 8 years, respectively. Their credited years of service calculations include 34 years and 31 years of prior service recognition, respectively.

[2] The Phillips 66 Key Employee Supplemental Retirement Plan ("KESRP") restores Company-sponsored benefits capped under the qualified defined benefit pension plan due to IRC limits. All employees, including our NEOs, are eligible to participate in the KESRP.

Understanding the Annual Change in Pension Value

No modifications to pension	• There were no modifications to our existing pension program in 2023
Change in value	• The value of traditional pension plans is particularly sensitive to interest rate movement, which is outside of the Company's control
	• While our short-term and long-term incentive programs are based entirely on performance, pension value is not performance based and does not reflect or reward Company performance
Pension plan going forward	• The HRCC will continue to assess our pension program to ensure viability as an attraction and retention tool

NONQUALIFIED DEFERRED COMPENSATION

Our NEOs are eligible to participate in two nonqualified deferred compensation plans, the KEDCP and the DCMP.

The KEDCP allows NEOs to defer up to 50% of their salary and up to 100% of their VCIP. The default distribution option is a lump sum payment paid at least six months after separation from service. NEOs may elect to defer payments from one to five years, and to receive annual, semiannual or quarterly payments for a period of up to fifteen years. NEOs may also elect to defer their VCIP to a specified date in the future.

The DCMP is a nonqualified restoration plan for employer contributions that cannot be made to our 401(k) plan either due to an NEO's salary deferral under the KEDCP or due to the IRC annual limit on compensation that may be taken into account under a qualified plan. Distributions are made as a lump sum six months after separation from service, unless the NEO elects to receive one to fifteen annual payments beginning at least one year after separation from service.

Each NEO directs investments of his or her individual accounts under the KEDCP and DCMP. Both plans provide a broad range of market-based investments that may be changed daily. No investment provides above-market returns. The aggregate performance of these investments is reflected in the *Nonqualified Deferred Compensation* table below.

Benefits due under these plans are paid from our general assets, although we also maintain rabbi trusts that may be used to pay benefits. The trusts and the funds held in them are Company assets. In the event of our bankruptcy, NEOs would be unsecured general creditors.

The following table provides information on the NEO's nonqualified deferred compensation as of December 31, 2023:

Name	Applicable Plan[1]	Beginning Balance ($)	Executive Contributions in Last Fiscal Year ($)	Company Contributions in the Last Fiscal Year[2] ($)	Aggregate Earnings (Loss) in Last Fiscal Year[3] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End[4] ($)
Mark Lashier	DCMP	327,763	—	459,092	94,810	—	881,666
	KEDCP	—	—	—	—	—	—
Greg Garland	DCMP	4,063,784	—	474,365	655,582	—	5,193,731
	KEDCP	1,921,643	—	—	266,294	—	2,187,937
Kevin Mitchell	DCMP	1,140,881	—	256,054	204,449	—	1,601,384
	KEDCP	—	—	—	—	—	—
Brian Mandell	DCMP	894,871	—	199,760	141,554	—	1,236,185
	KEDCP	3,587,675	—		739,934	—	4,327,610
Tim Roberts	DCMP	824,979	—	233,261	126,086	—	1,184,326
	KEDCP	2,149,021	1,335,490	—	408,957	(67,052)	3,826,418

[1] As of December 31, 2023, participants in these plans had 35 investment options – 27 of the options were the same as those available in our 401(k) plan and the remaining options were other mutual funds approved by the plan administrator.

[2] These amounts represent Company contributions under the DCMP. These amounts are also included in the "All Other Compensation" column of the *Summary Compensation Table.*

[3] These amounts represent earnings or losses on plan balances, as applicable, from January 1 to December 31, 2023. These amounts are not included in the *Summary Compensation Table*.

[4] The total reflects contributions by our NEOs, contributions by us, and earnings on balances prior to 2023; plus contributions by our NEOs, and earnings (or losses) from January 1, 2023 through December 31, 2023 (shown in the appropriate columns of this table, with amounts that are included in the *Summary Compensation Table*). The total includes all contributions by our NEOs and by us reported in this Proxy Statement and our proxy statements from prior years as follows: $800,347 for Mr. Lashier; $3,584,968 for Mr. Garland; $1,249,425 for Mr. Mitchell; $397,215 for Mr. Mandell, and $4,805,353 for Mr. Roberts.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Our programs are designed to pay out amounts earned during employment unless the employee voluntarily resigns prior to becoming retirement-eligible or is terminated for cause. Although normal retirement age under our benefit plans is 65, early retirement provisions allow receipt of benefits at earlier ages if vesting requirements are met. For our incentive compensation programs (VCIP, RSU, Stock Options, and PSP), early retirement is generally defined as termination at or after the age of 55 with five years of service.

As of December 31, 2023, all of the NEOs were retirement-eligible under our benefit plans and our compensation programs. Therefore, as of December 31, 2023, a voluntary resignation of any of the NEOs would have been treated as a retirement, and each would have retained all awards earned under the current and earlier programs. As such, awards under these programs are not included in the amounts reflected in the table below. Please see the *Outstanding Equity Awards at Fiscal Year End* table for more information.

Our compensation programs provide for the following upon retirement:

Cash Payments. Cash payments include VCIP earned during the fiscal year, amounts contributed and vested under our defined contribution plans, and amounts accrued and vested under our pension plans.

Equity. Equity considerations include grants under the PSP for ongoing performance periods in which the executive participated for at least one year, previously granted restricted stock and RSUs, and previously granted stock option awards exercisable through the original term if the awards were granted at least six months prior.

The table at the end of this section summarizes the potential additional value of the benefits to be received by each NEO as of December 31, 2023 through the Phillips 66 ESP due to an involuntary termination without cause or through the Phillips 66 CICSP due to a change in control event. Benefits that would be available generally to all or substantially all salaried employees on the U.S. payroll are not included in the amounts shown. Executives are not entitled to receive benefits under both the ESP and the CICSP as a result of the same event. These two plans have the following in common:

- Amounts payable under both are offset by any severance payments or benefits payable under any of our other plans;

- Benefits under both may also be reduced in the event of willful and bad faith conduct demonstrably injurious to the Company; and

- Both are Company plans under which awards and payments are subject to clawback provisions and to forfeiture or recoupment, in whole or in part, under applicable law, including the Sarbanes-Oxley Act and the Dodd-Frank Act, and the Company's SEC-compliant clawback policy, if applicable.

EXECUTIVE SEVERANCE PLAN

The ESP provides that if a NEO separates due to an involuntary termination without cause, the executive will receive the following benefits, which may vary depending on salary grade level, subject to the executive's execution of a release of claims.

Cash Severance Payments. ESP cash severance payments include:

- A lump sum payment equal to one and one-half or two times the sum of the executive's base salary and current target annual bonus;

- A lump sum payment equal to the present value of the increase in pension benefits that would result from crediting the executive with an additional one and one-half or two years of age and service under the pension plan; and

- A lump sum payment generally equal to the Company contribution for active employees toward the cost of certain welfare benefits for an additional one and one-half or two years.

Accelerated Equity. Layoff treatment under our compensation plans generally allows the executive to retain a prorated portion of grants held for more than six months but less than one year and the full award for grants held for one year or more of restricted stock, RSUs, and stock options, and maintain eligibility for prorated PSP awards for ongoing periods in which he or she participated for at least one year, subject to the executive's execution of a release of claims.

CHANGE IN CONTROL SEVERANCE PLAN

The CICSP provides that if, within two years of a change in control of the Company, an executive's employment is terminated by the employer other than for cause, or by the executive for good reason, the executive will receive the following benefits, which may vary depending on salary grade level. CICSP benefits include:

Cash Severance Payments. CICSP cash severance payments include:

- A lump sum payment equal to two or three times the sum of the executive's base salary and the higher of the current target annual bonus or the average of the annual bonuses paid for the previous two years;

- A lump sum payment equal to the present value of the increase in pension benefits that would result from crediting the executive with an additional two or three years of age and service under the pension plan; and

- A lump sum payment generally equal to the Company contribution for active employees toward the cost of certain welfare benefits for an additional two or three years.

Accelerated Equity. CICSP benefits also include the vesting of all equity awards and lapsing of any restrictions.

ESTIMATED POTENTIAL PAYMENTS

The following table presents, for each of the NEOs, the estimated payments and benefits that would have been payable to each of the NEOs as of December 31, 2023, for each of the circumstances described below.

	Executive Benefits and Payments Upon Termination			
	Involuntary Not-For-Cause Termination (Not CIC) ($)	Involuntary or Good Reason Termination (CIC) ($)	Death ($)	Disability ($)
Mark Lashier				
Severance Payment	9,122,818	13,684,227	—	—
Accelerated Equity	—	—	9,410,565	9,410,565
Life Insurance	—	—	3,200,000	—
TOTAL	9,122,818	13,684,227	12,610,565	9,410,565
Greg Garland				
Severance Payment	7,666,888	18,259,978	—	—
Accelerated Equity	—	—	7,307,659	7,307,659
Life Insurance	—	—	2,000,000	—
TOTAL	7,666,888	18,259,978	9,307,659	7,307,659
Kevin Mitchell				
Severance Payment	4,383,216	8,059,674	—	—
Accelerated Equity	—	—	3,889,853	3,889,853
Life Insurance	—	—	1,990,727	—
TOTAL	4,383,216	8,059,674	5,880,580	3,889,853
Brian Mandell				
Severance Payment	4,108,395	7,210,693	—	—
Accelerated Equity	—	—	2,712,995	2,712,995
Life Insurance	—	—	1,713,905	—
TOTAL	4,108,395	7,210,693	4,426,900	2,712,995
Tim Roberts				
Severance Payment	4,093,320	7,444,082	—	—
Accelerated Equity	—	—	3,146,755	3,146,755
Life Insurance	—	—	1,955,670	—
TOTAL	4,093,320	7,444,082	5,102,426	3,146,755

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the ratio of the annual total compensation, calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, of our median employee and the annual total compensation of our CEO, Mr. Lashier.

For 2023, the annual total compensation of our CEO was 124 times that of the median of the annual total compensation of all employees, based on annual total compensation of $19,436,699 for the CEO and $156,695 for the median employee.

This ratio is based on a December 1, 2023, employee population of 14,179, which, in accordance with SEC rules, excluded a total of 453 non-U.S. employees across Germany (296), Singapore (76), Austria (46), Canada (27), and China (8). The median employee was identified using annual base pay, annual bonus, and target LTI compensation using data as of November 30, 2023. The annual total compensation for our CEO includes both the amount reported in the "Total" column of the *Summary Compensation Table* of $19,409,262 and the estimated value of our CEO's health and welfare benefits of $27,437.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Pay versus Performance

We are required by SEC rules to disclose the following information regarding compensation paid to our NEOs. The amounts set forth below under the headings "Compensation Actually Paid" ("CAP") have been calculated in a manner consistent with Item 402(v) of Regulation S-K. The methodology for calculating the CAP, including details regarding the amounts that were deducted from, and added to, the Summary Compensation Table totals to arrive at the values presented for CAP, are provided in the footnotes to the table.

								Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for First PEO[1] ($)	Summary Compensation Table Total for Second PEO[1] ($)	Compensation Actually Paid to First PEO[2] ($)	Compensation Actually Paid to Second PEO[2] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[3] ($)	Average Compensation Actually Paid to Non-PEO NEOs[2],[3] ($)	Total Shareholder Return[4] ($)	Peer Group Total Shareholder Return[4] ($)	GAAP Net Income (Loss) ($ MM)	Annual Adjusted PSP ROCE[5] (%)
(a)	(b)	(b)	(c)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2023	19,409,262	—	34,732,785	—	8,830,452	18,432,934	145.45	170.71	7,239	16.9
2022	18,229,917	16,288,870	36,488,607	24,349,594	7,564,734	12,019,418	108.84	140.02	11,391	24.5
2021	20,953,206	—	21,535,633	—	8,163,303	7,817,258	72.45	106.53	1,594	8.5
2020	24,989,374	—	2,700,837	—	6,290,976	2,618,978	66.45	78.79	(3,714)	0.8

(1) For 2023, the first Principal Executive Officer ("PEO") reflected in column (b) refers to Mr. Lashier. For 2022, 2021 and 2020, the first PEO reflected in column (b) refers to Mr. Garland, Chairman and CEO until June 30, 2022 and Executive Chairman beginning July 1, 2022. For 2022, the second PEO reflected in column (b) refers to Mr. Lashier, President and Chief Operating Officer until June 30, 2022, and President and CEO beginning July 1, 2022.

(2) To calculate CAP, the following adjustments were made to Summary Compensation Table total compensation, in accordance with SEC rules:

Compensation Actually Paid to PEO	2023 (Mr. Lashier)	2022 (Mr. Garland)	2022 (Mr. Lashier)	2021 (Mr. Garland)	2020 (Mr. Garland)
Summary Compensation Table Total	19,409,262	18,229,917	16,288,870	20,953,206	24,989,374
Less, value of "Stock Awards" and "Option Awards" reported in Summary Compensation Table	(12,621,384)	(12,326,210)	(11,236,523)	(14,459,165)	(12,588,803)
Less, Change in Pension Value reported in Summary Compensation Table	(413,305)	—	(231,983)	—	(6,851,884)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	17,061,827	15,794,483	14,260,576	14,662,552	9,514,060
Plus, fair value as of vesting date of equity awards granted and vested in the year[a]	144,398	89,225	59,342	114,921	85,470
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years	4,585,683	9,650,492	4,073,013	470,710	(6,371,181)
Plus (less), change in fair value from fiscal year end until the vesting date of equity awards granted in prior years that vested in the year	6,087,396	3,803,161	910,182	(1,835,338)	(7,136,027)
Plus, the value of dividend equivalents or other earnings paid on equity awards in the year	306,113	398,405	178,639	394,928	357,826
Plus, pension service cost for services rendered during the year	172,796	849,133	47,478	1,233,818	702,002
Compensation Actually Paid to PEO	34,732,785	36,488,607	24,349,594	21,535,633	2,700,837

(a) Represents value of RSUs withheld to satisfy Federal Insurance Contributions Act (FICA) tax obligations.

Average Compensation Actually Paid to Non-PEO NEOs	2023	2022	2021	2020
Summary Compensation Table Total	8,830,452	7,564,734	8,163,303	6,290,976
Less, value of "Stock Awards" and "Option Awards" reported in Summary Compensation Table	(5,252,289)	(5,081,089)	(5,575,650)	(3,332,826)
Less, Change in Pension Value reported in Summary Compensation Table	(505,266)	(84,081)	(196,955)	(765,023)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	7,100,280	6,388,526	5,407,971	2,531,727
Plus, fair value as of vesting date of equity awards granted and vested in the year[a]	60,090	26,925	38,733	16,332
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years	3,078,890	2,188,370	102,802	(1,578,875)
Plus (less), change in fair value from fiscal year end until the vesting date of equity awards granted in prior years that vested in the year	4,626,026	735,558	(359,892)	(821,489)
Plus, the value of dividend equivalents or other earnings paid on equity awards in the year	197,181	135,895	150,681	133,668
Plus, pension service cost for services rendered during the year	297,571	144,581	86,265	144,488
Compensation Actually Paid to Non-PEO NEOs	18,432,934	12,019,418	7,817,258	2,618,978

[a] Represents value of RSUs withheld to satisfy FICA tax obligations.

[3] The Non-PEO NEOs reflected in columns (d) and (e) represent the following individuals: For 2023, Mr. Garland, Mr. Mitchell, Mr. Mandell, and Mr. Roberts, for 2022, Mr. Mitchell, Ms. Allen Sutherland, Mr. Mandell, and Mr. Roberts; for 2021, Mr. Lashier, Mr. Mitchell, Mr. Roberts, and Mr. Herman; and for 2020, Mr. Mitchell, Mr. Roberts, Mr. Herman, and Ms. Johnson.

[4] The Peer Group TSR in column (g) represents the weighted average market capitalization of our peer group used for purposes of Item 201(e) of Regulation S-K, which are: Delek US Holdings, Inc.; HF Sinclair Corporation; Marathon Petroleum Corporation; PBF Energy Inc.; Valero Energy Corporation; CVR Energy Inc.; Dow Inc.; Westlake Chemical Corporation; LyondellBasell Industries N.V; ONEOK, Inc.; Targa Resources Corp.; and The Williams Companies, Inc.

[5] See Appendix A for a reconciliation of Adjusted PSP ROCE to the nearest GAAP financial measure.

RELATIONSHIP BETWEEN COMPENSATION ACTUALLY PAID AND PERFORMANCE

The charts that follow depict the relationship of "compensation actually paid" ("CAP") to our PEOs and other NEOs to (i) the TSR of the Company and its peer group (as described in Footnote 4 above), (ii) the Company's net income, and (iii) the Company's annual Adjusted PSP ROCE. Pursuant to Item 402(v) of Regulation S-K, CAP reflects adjustments to the fair value of equity awards during the years presented. Changes in our stock price and the projected and actual achievement of our performance goals greatly impact the total CAP reported for each year presented. For example, our annual TSR performance of -37%, 3%, 44% and 33% for 2020, 2021, 2022 and 2023 respectively, contributed to significant changes in CAP values reported for each year.

CAP versus Total Shareholder Return

The chart below shows the alignment between the PEO and other NEOs' CAP amounts and the Company's cumulative TSR since 2020. This is primarily due to the Company's use of equity incentives, which are tied directly to stock price performance and the Company's financial performance.



CAP versus Net Income (Loss)

As shown in the chart below, the Company's net income has significantly increased since 2020 primarily as a result of improved market conditions and strong operating results. In 2020, the pandemic challenged our operational and financial environment and we reported a net loss of approximately $3.7 billion. In 2021, 2022 and 2023, we realized strong performance and reported net income of approximately $1.6 billion, $11.4 billion and $7.2 billion respectively. The recovery has positively impacted our stock price and therefore the PEO and other NEOs' CAP amounts increased in 2021, 2022 and 2023 as equity incentives are sensitive to changes in stock price which normally reflects the financial performance of the Company.



CAP versus Annual Adjusted PSP ROCE

The chart below shows the correlation between annual Adjusted PSP ROCE and CAP. Because CAP values both vested and outstanding equity using either the value of the award as of the vesting date or the change in value of the award with respect to the prior year end, we consider annual Adjusted PSP ROCE a better measure to show the correlation of company performance to CAP rather than the three-year performance period average Adjusted PSP ROCE we use to determine final payout of our PSP.



Most Important Measures Linking NEO Compensation to Performance

The items listed below represent the most important metrics we used to determine CAP for all fiscal years reported as further described in our Compensation Discussion and Analysis within the sections titled "Annual Incentive Compensation" and "Long-Term Incentive Compensation."

Most Important Performance Measures	• Adjusted VCIP EBITDA • Adjusted VCIP Controllable Costs • Adjusted PSP ROCE • 3-Year Relative TSR

Equity Compensation Plan Information

The following table sets forth information about Phillips 66 common stock that may be issued under all existing equity compensation plans as of December 31, 2023:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights[1,2]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[3]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)[4]
Equity compensation plans approved by security holders	9,642,401	87.88	12,559,687
Equity compensation plans not approved by security holders	—	—	—
Total	9,642,401	87.88	12,559,687

[1] Includes awards issued under the Omnibus Stock and Performance Incentive Plan of Phillips 66, awards issued under the 2013 Omnibus Stock and Performance Incentive Plan of Phillips 66 and awards issued under the 2022 Omnibus Stock and Performance Incentive Plan of Phillips 66.

[2] Includes an aggregate of 5,116,182 stock options issued to employees and 566,938 PSUs. The number of securities to be issued includes 3,959,281 RSUs, of which 190,560 were issued to non-employee directors. Some awards held by ConocoPhillips employees at our spin-off were adjusted or substituted with a combination of ConocoPhillips and Phillips 66 equity. Awards representing a total of 13,071,435 shares were issued to ConocoPhillips employees, of which 668,879 remain outstanding as of December 31, 2023. The awards issued to ConocoPhillips employees are included in the outstanding awards listed above.

[3] The weighted-average exercise price reflects the weighted-average price for outstanding incentive stock options and nonqualified stock options only. It does not include stock awards outstanding which do not have an exercise price.

[4] Total includes forfeited shares under the Omnibus Stock and Performance Incentive Plan of Phillips 66 that are now available for grant under the 2022 Omnibus Stock and Performance Incentive Plan of Phillips 66.


Ratification of the Appointment of Ernst & Young

The Board recommends that you vote **"FOR"** the proposal to ratify the appointment of Ernst & Young LLP for fiscal year 2024.

The A&FC is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. The A&FC has appointed Ernst & Young LLP to serve as the Company's independent registered public accounting firm for fiscal year 2024. Ernst & Young has acted as the Company's independent registered public accounting firm continuously since 2011.

The A&FC annually considers the independence of the Company's independent auditors prior to the firm's engagement, and periodically considers whether a regular rotation of the independent auditors is necessary to assure continuing independence. The A&FC and its Chair are directly involved in the selection of Ernst & Young's lead engagement partner.

The A&FC and the Board of Directors believe that the continued retention of Ernst & Young is in the best interests of the Company and its shareholders. We are asking you to vote on a proposal to ratify the appointment of Ernst & Young.

One or more representatives of Ernst & Young are expected to be present at the Annual Meeting. The representatives will have an opportunity to make a statement if they desire and will be available to respond to appropriate questions from shareholders.

The submission of this matter for approval by shareholders is not legally required, but the Board and the A&FC believe it provides an opportunity for shareholders to vote on an important aspect of corporate governance. If the shareholders do not ratify the selection of Ernst & Young, the A&FC will reconsider the selection of that firm as the Company's independent registered public accounting firm. Even if the selection is ratified, the A&FC in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

ERNST & YOUNG LLP FEES

Audit services of Ernst & Young for fiscal year 2023 included an audit of our consolidated financial statements, an audit of the effectiveness of the Company's internal control over financial reporting, and services related to periodic filings made with the SEC. Additionally, Ernst & Young provided certain other services as described below. In connection with the audit of the 2023 consolidated financial statements, we entered into an engagement agreement with Ernst & Young that set forth the terms by which Ernst & Young performed audit services for us.

The A&FC is responsible for negotiating the audit fee associated with its retention of Ernst & Young. Ernst & Young's fees for professional services totaled $10.0 million for 2023 and $13.1 million for 2022, which consisted of the following:

Fees (in millions)	2023	2022
Audit Fees[1]	$ 9.0	$ 12.2
Audit-Related Fees[2]	$ 0.5	$ 0.5
Tax Fees[3]	$ —	$ 0.3
All Other Fees[4]	$ 0.5	$ 0.1
Total	**$10.0**	**$13.1**

[1] Fees for audit services related to the fiscal year consolidated audit, the audit of the effectiveness of internal controls over financial reporting, quarterly reviews, registration statements, comfort letters, statutory and regulatory audits and accounting consultations.

[2] Fees for audit-related services related to audits in connection with proposed or consummated acquisitions or dispositions, benefit plan audits, other subsidiary audits, special reports, and accounting consultations.

[3] Tax fees for 2022 related to tax compliance services and tax planning and advisory services.

[4] All other fees primarily include audit-related software and advisory services.

The A&FC has considered whether the non-audit services provided to Phillips 66 by Ernst & Young impaired the independence of Ernst & Young and concluded they did not.

PRE-APPROVAL POLICY

The A&FC has adopted a pre-approval policy that provides guidelines for the audit, audit-related, tax and other non-audit services that Ernst & Young may provide to the Company. All of the fees in the table above were approved in accordance with this policy. The policy (a) identifies the guiding principles that the A&FC must consider in approving services to ensure that Ernst & Young's independence is not impaired; (b) describes the audit, audit-related, tax and other services that may be provided and the non-audit services that are prohibited; and (c) sets forth pre-approval requirements for all permitted services. Under the policy, the A&FC must pre-approve all services to be provided by Ernst & Young. The A&FC has delegated authority to approve permitted services to its Chair. Such approval must be reported to the entire A&FC at its next scheduled meeting.

AUDIT AND FINANCE COMMITTEE REPORT

The A&FC assists the Board of Directors in fulfilling its responsibility to provide independent, objective oversight of the financial reporting functions and internal control systems of Phillips 66.

The A&FC currently consists of six non-employee directors. The Board has determined that each member of the A&FC satisfies the requirements of the NYSE as to independence and financial literacy and that each of Charles M. Holley, John E. Lowe, and Denise L. Ramos is an audit committee financial expert as defined by the SEC.

The responsibilities of the A&FC are set forth in the written charter adopted by the Board of Directors, which is available in the *"Investors"* section of the Company's website under the caption *"Corporate Governance."* One of the A&FC's primary responsibilities is to assist the Board in its oversight of the integrity of the Company's financial statements. The following report summarizes certain of the A&FC's activities in this regard for 2023.

Review with Management. The A&FC has reviewed and discussed with management the audited consolidated financial statements of Phillips 66 included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, and management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, included therein.

Discussions with Independent Registered Public Accounting Firm. The A&FC has discussed with Ernst & Young LLP, independent registered public accounting firm for Phillips 66, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC. The A&FC has received the written disclosures and the letter from Ernst & Young required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the A&FC concerning independence, and has discussed with Ernst & Young LLP its independence from Phillips 66.

Recommendation to the Phillips 66 Board of Directors. Based on its review and discussions noted above, the A&FC recommended to the Board of Directors that the audited consolidated financial statements of Phillips 66 be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

Audit and Finance Committee

John E. Lowe, Chairman
Julie L. Bushman
Charles M. Holley
Denise L. Ramos
Denise R. Singleton

Shareholder Proposal

When we receive shareholder proposals, our process includes contacting the proponent to discuss the proposal, the concerns raised, and whether additional engagements could resolve the proponent's concerns. This engagement seeks to understand the proponent's interests and how the Company can address or alleviate concerns raised in the proposal, either by discussion of actions and efforts the Company has planned or underway, or by providing information of which the proponent may not be aware. We followed our normal practice of engagement with the proponent of the proposal included herein.

The following shareholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the shareholder proponent. The Board generally recommends voting against proposals requesting specially-developed reports or initiatives that it believes are overly prescriptive, since these do not necessarily add shareholder value and may not reflect the actions we are already taking to address such issues, the decisions we have made in prioritizing our initiatives, or the unique and evolving nature of our operations. Additionally, producing special reports is often not a good use of limited company resources. Many of the issues raised in the following proposal are discussed in the sustainability report issued by our 50-50 joint venture CPChem and our Sustainability Report, which is available on our website at www.phillips66.com. Information on our website is not incorporated by reference into this Proxy Statement.

PROPOSAL 4



Shareholder Proposal Requesting Report Analyzing the Impact of the "System Change Scenario" on the Chemicals Business

The Board recommends that you vote **"AGAINST"** proposal 4.

Warren Wilson College, located at 701 Warren Wilson Rd, Swannanoa, NC 28778, has notified Phillips 66 that it has appointed As You Sow to act as its agent to present the following proposal at the Annual Meeting. Warren Wilson College holds 101 shares of Phillips 66 common stock in accordance with the requirements of Rule 14a-8.

WHEREAS: Plastic, with a lifecycle social cost at least ten times its market price, threatens the world's oceans, wildlife, and public health.[1] Concern about the growing scale and impact of global plastic pollution has elevated the issue to crisis levels.[2] Of particular concern are single-use plastics (SUPs), which make up the bulk of the 24-34 million metric tons of plastic ending up in waterways annually.[3] Without drastic action, this amount could triple by 2040.[4]

A shift from virgin plastic production is critical to reducing plastic pollution.[5] The Environmental Protection Agency's draft strategy to prevent plastic pollution calls for a voluntary reduction in production.[6] A robust pathway addressing plastic pollution is presented in the widely respected *Breaking the Plastic Wave* report, which found that plastic leakage into the ocean can be reduced 80 percent under its System Change Scenario (SCS), but it requires a significant absolute reduction of virgin SUPs.[7]

In response to the plastic pollution crisis and the necessity of reducing plastic production, countries and major packaging brands are beginning to drive reductions in plastic use.[8] This will affect the plastic production supply chain. BP has recognized the potential disruption global SUP reductions could have on the oil industry, finding a global SUP ban by 2040 would reduce oil demand growth by 60 percent.[9]

Several implications of the SCS, including a one-third absolute demand reduction (mostly of virgin SUPs) and immediate reductions in new investment in virgin production, are at odds with Chevron Phillips Chemical's (CPChem's) planned investments. CPChem is estimated to be the 16th largest global producer of SUP-bound polymers, with 4.6 million metric tons produced in 2021. Its current business model projects rapid expansion in producing virgin plastics from fossil fuels.

---

[1]   https://wwfint.awsassets.panda.org/downloads/wwf_pctsee_report_english.pdf, p.15
[2]   https://www.unep.org/resources/pollution-solution-global-assessment-marine-litter-and-plastic-pollution
[3]   https://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:32019L0904&from=EN#page=8; https://www.minderoo.org/plastic-waste-makers-index/findings/executive-summary/
[4]   https://www.nationalgeographic.com/science/article/plastic-trash-in-seas-will-nearly-triple-by-2040-if-nothing-done
[5]   https://www.theguardian.com/environment/2021/jul/01/call-for-global-treaty-to-end-production-of-virgin-plastic-by-2040
[6]   https://www.epa.gov/system/files/documents/2023-04/Draft_National_Strategy_to_Prevent_Plastic_Pollution.pdf, p.17
[7]   https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf
[8]   https://www.pbs.org/newshour/science/bold-single-use-plastic-ban-kicks-europes-plastic-purge-into-high-gear; https://www.businessforplasticstreaty.org/
[9]   https://www.bp.com/content/dam/bp/business-sites/en/global/corporate/pdfs/energy-economics/energy-outlook/bp-energy-outlook-2019.pdf#page=18

As partial owner of CPChem, Phillips 66 faces growing risk from continued investment in virgin plastic production infrastructure. The Company also uses pyrolysis oil from waste plastic for new plastics feedstock, a process cited as inefficient, greenhouse gas-intensive, with toxic byproducts and emissions, which increases financial and reputational risk.[10]

RESOLVED: Shareholders request that Philips 66 issue a report, at reasonable cost and omitting proprietary information, addressing whether and how a significant reduction in virgin plastic demand, as set forth in *Breaking the Plastic Wave*'s System Change Scenario, would affect the Company's financial position and the assumptions underlying its financial statements.

SUPPORTING STATEMENT: Proponents recommend that, at Board discretion, the report include:

- Quantification of its polymer production for SUP markets;

- A summary of existing and planned investments that may be materially impacted by the SCS; and

- Disclosure of key metrics for chemical recycling processes including inputs, outputs/yield, energy use, carbon and waste emissions, and measures taken to ensure safe operations.

---

[10] https://eandt.theiet.org/content/articles/2022/11/is-chemical-recycling-greenwashing

BOARD OF DIRECTORS' RESPONSE TO SHAREHOLDER PROPOSAL REQUESTING REPORT ANALYZING THE IMPACT OF THE "SYSTEM CHANGE SCENARIO" ON THE CHEMICALS BUSINESS

The Board has carefully considered this proposal and, for the reasons set forth below, does not believe that it is in the best interests of the Company and its shareholders, and unanimously recommends a vote "AGAINST" the proposal.

CPChem already conducts scenario analysis considering various demand outlooks to test its portfolio, assess its strategy, and evaluate financial impacts.

CPChem conducts climate-specific scenario analyses using scenarios developed by independent third parties to simulate potential impacts of climate-related risks and assess its business resilience. CPChem also provides a summary of the results of these analyses in each of its Sustainability Report and its Climate Risk Report, both published in 2022 and publicly available at www.cpchem.com/sustainability. We encourage our shareholders to read these reports to learn more about CPChem's sustainability programs, practices, and goals. CPChem selected the Sustainable Development Scenario and Net Zero Scenario published by the International Energy Agency (IEA), and the Increased Recycling Scenario and Advanced Circular Economy Scenario published by Bloomberg New Energy Finance (BNEF) to test its portfolio. CPChem used the IEA energy-transition scenarios as the basis for testing how potential climate-related risks and opportunities might impact CPChem under different emissions trajectories, while the BNEF scenarios were used to review potential risk implications to CPChem under a world of increasing plastics circularity. CPChem's assets show long-term resilience under multiple market conditions through increased revenue growth.

CPChem thoughtfully selects the scenarios it uses to test its portfolio to provide its stakeholders and management with decision-useful information. CPChem believes that the selected scenarios cover a variety of future outcomes relevant to CPChem's business and the transition risks it face. CPChem will also continue to assess developing scenarios for future analyses and is currently evaluating scenarios consistent with the proposed Global Plastics Treaty.

In contrast to the range of scenarios considered, we believe the scenario requested by the proponent is not relevant to CPChem's business and will not produce decision-useful information because it implies certainty about the future of the plastics market that we believe is unlikely. Consistent with CPChem's thoughtful selection of the scenarios it uses to test its portfolio, CPChem's disclosed scenarios are relevant to CPChem's business even though they differ from the approach in the System Change Scenario. For example, CPChem's disclosed scenario analysis evaluates the impacts of its selected scenarios based on its high- and low-density polyethylene product mix, which is more representative of CPChem's product slate than the "all polymers" approach in the System Change Scenario.

We have engaged with our shareholders to understand the information that they would deem useful in assessing plastics transition risk to CPChem's business, and they have shown significant support for CPChem's approach to conducting and reporting on its scenario analysis and sustainability practices.

During our 2023 shareholder engagements, most of our shareholders expressed support for CPChem's existing scenario planning efforts and disclosures. We believe that this support is also reflected in the Company's 2023 annual meeting results, as a similar shareholder proposal presented at that meeting received approximately 11.6% support. Since 2021, we have engaged with representatives of the proponent's agent, As You Sow, to better understand its views and to share our perspectives. While these meetings have been productive, we have been unable to reach a resolution.

Our Board believes that CPChem's existing scenario planning efforts and related disclosures, which our shareholder engagement efforts and prior annual meeting results indicate are supported by most of our shareholders, renders support for this proposal unnecessary.

Accordingly, the Board of Directors recommends voting AGAINST this proposal.

Beneficial Ownership of Phillips 66 Securities

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information regarding persons who we know to be the beneficial owners of more than five percent of our issued and outstanding common stock as of March 15, 2024. The information is based on reports filed by such person with the SEC:

Name and Address	Number of Shares	Percent of Class
The Vanguard Group[1] 100 Vanguard Blvd. Malvern, PA 19335	39,690,299	9.02%
BlackRock, Inc.[2] 50 Hudson Yards New York, NY 10001	34,996,228	8.00%
State Street Corporation[3] One Lincoln Street Boston, MA 02111	29,374,604	6.68%

[1] Based solely on an Amendment to Schedule 13G filed with the SEC on February 13, 2024, by The Vanguard Group. The Amendment to Schedule 13G reports sole voting power for no shares of common stock, shared voting power for 567,225 shares of common stock, sole dispositive power for 37,781,753 shares of common stock and shared dispositive power for 1,908,546 shares of common stock.

[2] Based solely on an Amendment to Schedule 13G filed with the SEC on January 26, 2024 by BlackRock, Inc. on behalf of itself, and BlackRock Life Limited; BlackRock Advisors, LLC; Aperio Group, LLC; BlackRock (Netherlands) B.V.; BlackRock Institutional Trust Company, National Association; BlackRock Asset Management Ireland Limited; BlackRock Financial Management, Inc.; iShares (DE) I Investmentaktiengesellschaft mit Teilgesellsc; BlackRock Japan Co., Ltd.; BlackRock Asset Management Schweiz AG; BlackRock Investment Management, LLC; BlackRock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; BlackRock (Luxembourg) S.A.; BlackRock Investment Management (Australia) Limited; BlackRock Advisors (UK) Limited; BlackRock Fund Advisors; BlackRock Asset Management North Asia Limited; BlackRock (Singapore) Limited; and BlackRock Fund Managers Ltd. The Amendment to Schedule 13G reports sole voting power for 32,060,953 shares of common stock, shared voting power for no shares of common stock, sole dispositive power for 34,996,228 shares of common stock and shared dispositive power for no shares of common stock.

[3] Based solely on an Amendment to Schedule 13G filed with the SEC on January 30, 2024, by State Street Corporation on behalf of itself, and SSGA Funds Management, Inc.; State Street Global Advisors Europe Limited; State Street Global Advisors Limited; State Street Global Advisors Trust Company; State Street Global Advisors, Australia, Limited; State Street Global Advisors (Japan) Co., Ltd.; State Street Global Advisors Asia Limited; State Street Global Advisors, Ltd.; and State Street Global Advisors Singapore Limited. The Amendment to Schedule 13G reports sole voting power for no shares of common stock, shared voting power for 21,819,610 shares of common stock, sole dispositive power for no shares of common stock and shared dispositive power for 29,358,054 shares of common stock.

SECURITIES OWNERSHIP OF OFFICERS AND DIRECTORS

This table lists the beneficial ownership of our common stock as of March 20, 2024, by all directors and nominees, the executive officers named in the Summary Compensation Table, and by all of our directors and executive officers as a group. Together these individuals beneficially own less than one percent of our common stock.

Name of Beneficial Owner	Number of Shares or Units		
	Shares Beneficially Owned	Restricted or Deferred Stock Units[1]	Options Exercisable within 60 Days[2]
Mr. Garland	624,958	52,616	1,096,132
Mr. Lashier	8,484	96,143	213,599
Mr. Mandell	26,357	24,765	198,299
Mr. Mitchell	72,268	34,439	302,866
Mr. Roberts	54,968	27,959	50,367
Mr. Adams	19,411	—	—
Ms. Bushman	—	10,879	—
Ms. Davis	9,383	—	—
Mr. Hayes	10,250	7,089	—
Mr. Holley	77	14,143	—
Mr. Lowe	40,000	40,459	—
Mr. Pease	682	1,218	—
Ms. Ramos	—	20,477	—
Ms. Singleton	—	7,284	—
Mr. Terreson	—	7,284	—
Mr. Tilton	33,516	35,259	—
Dr. Whittington	15,349	32,568	—
Directors and Executive Officers as a Group (21 Persons)	949,717	503,455	2,026,127

[1]   Includes RSUs and deferred stock units that may be voted or sold only upon the passage of time.

[2]   Includes beneficial ownership of shares of common stock which may be acquired within 60 days of March 20, 2024, through stock options awarded under compensation plans.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC and the NYSE. Such executive officers, directors and stockholders also are required by SEC rules to furnish us with copies of all Section 16(a) forms that they file.

To our knowledge, based solely on our review of the copies of such reports furnished to us and written representations that no other reports were required to be filed during the year ended December 31, 2023, we believe that for 2023, all required reports were filed on a timely basis under Section 16(a), except for one Form 4 that was filed on June 2, 2023, reporting two transactions. This report was filed late due to an administrative error.

Additional Information

ABOUT THE ANNUAL MEETING

Why am I receiving these proxy materials?

We have made these materials available to you or delivered paper copies to you by mail because you are a Phillips 66 shareholder of record as of March 20, 2024, and Phillips 66's Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting. This Proxy Statement includes information that we are required to provide to you under SEC rules and is designed to assist you in voting your shares.

What is a proxy?

A proxy is your legal designation of another person to vote the shares you own. The person you designate is called a proxy. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card. By submitting your proxy (either by voting electronically on the Internet or by telephone or by signing and returning a proxy card), you authorize Mark E. Lashier, our President and Chief Executive Officer, and Vanessa L. Allen Sutherland, our Executive Vice President, Government Affairs, General Counsel and Corporate Secretary, to represent you and vote your shares at the meeting in accordance with your instructions. They also may vote your shares to adjourn the meeting and will be authorized to vote your shares at any postponements or adjournments of the meeting.

What is included in the proxy materials?

The proxy materials for our Annual Meeting include the Notice of 2024 Annual Meeting of Shareholders (the "Annual Meeting Notice"), this Proxy Statement, and Phillips 66's Annual Report on Form 10-K for the year ended December 31, 2023 (the "Annual Report"). If you receive a paper copy of the proxy materials, a proxy card or voting instruction form and pre-paid return envelope are also included. The Annual Meeting Notice (which is included in the Proxy Statement), Proxy Statement and Annual Report are being made available at www.proxyvote.com and are being mailed, along with the accompanying proxy card or voting instruction form, to shareholders of record as of March 20, 2024 beginning on or about April 3, 2024.

Why did I receive a notice regarding the internet availability of proxy materials instead of a full set of proxy materials?

We are furnishing proxy materials to our shareholders primarily through notice-and-access delivery pursuant to SEC rules. As a result, we are mailing to many of our shareholders a Notice Regarding the Internet Availability of Proxy Materials (the "Notice of Internet Availability") containing instructions on how to access the proxy materials on the Internet. Shareholders who have affirmatively requested electronic delivery of our proxy materials will receive instructions via email regarding how to access these materials electronically. All other shareholders, including shareholders who have previously requested to receive a paper copy of the materials, will receive a full paper set of the proxy materials by mail. Using the notice-and-access method of proxy delivery expedites receipt of proxy materials by our shareholders, reduces the cost of producing and mailing the full set of proxy materials and helps us contribute to sustainable practices.

If you receive a Notice of Internet Availability by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the notice instructs you on how to access the proxy materials and vote on the Internet. If you received a notice by mail and would like to receive paper copies of our proxy materials in the mail, you may call 1-800-579-1639 or send an email to sendmaterial@proxyvote.com to request a printed copy of our proxy materials.

Who is entitled to vote at the meeting?

The record date for the meeting is March 20, 2024. Only shareholders of record as of the close of business on that date are entitled to vote at the meeting. Each share of common stock is entitled to one vote for all matters before the meeting. At the close of business on March 20, 2024, the record date, there were 424,775,912 shares of common stock outstanding.

What is the difference between holding shares as a shareholder of record and as a beneficial owner? Am I entitled to vote if my shares are held in "street name"?

If your shares are registered in your name with our transfer agent, Computershare Trust Company, N.A., you are the "shareholder of record" (or "registered holder") of those shares, and the Notice of Internet Availability or proxy materials have been provided directly to you by Phillips 66.

If your shares are held by a bank, brokerage firm or other nominee, you are considered the "beneficial owner" of shares held in "street name." If your shares are held in street name, the Notice of Internet Availability or proxy materials (including a voting instruction form) are being forwarded to you by your bank, brokerage firm or other nominee (the "bank or broker"). As the beneficial owner, you have the right to direct your bank or broker how to vote your shares by following the instructions on the Notice of Internet Availability or voting instruction form for voting on the Internet or by telephone (if made available by your bank or broker with respect to any shares you hold in street name), or by completing and returning the voting instruction form, and the bank or broker is required to vote your shares in accordance with your instructions.

Brokers are not permitted to vote on certain proposals and may not vote on any of the proposals unless you provide voting instructions. Voting your shares will help to ensure that your interests are represented at the meeting. See "— How will broker non-votes be treated?" below.

What does it mean if I receive more than one Notice of Internet Availability, proxy card or voting instruction form?

If you receive more than one Notice of Internet Availability, proxy card or voting instruction form that means your shares are registered differently and are held in more than one account. To ensure that all of your shares are voted, please vote each account over the Internet or by telephone (if made available by the bank or broker with respect to any shares you hold in street name), or sign and return by mail all proxy cards and voting instruction forms.

How can shareholders help Phillips 66 reduce mailing costs?

If you vote on the Internet, you may elect to have next year's proxy materials delivered to you electronically. We strongly encourage you to enroll in electronic delivery. Opting to receive your proxy materials electronically will reduce the cost of producing and mailing documents and help us contribute to sustainable practices.

How many shares must be present to hold the meeting?

A quorum must be present at the meeting for any business to be conducted. The presence at the meeting, in person (online) or represented by proxy, of the holders of a majority of the shares of outstanding common stock on the record date will constitute a quorum. Proxies received but marked as abstentions or treated as broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

How do I vote?

You can vote either in person at the meeting or by proxy.

The proxy materials (including this Proxy Statement) are being made available to shareholders on the internet at www.proxyvote.com through the notice and access process. The Annual Report contains consolidated financial statements and reports of the independent registered public accounting firm, management's discussion and analysis of financial condition and results of operations, and other information.

To vote by proxy, you must do one of the following:

- Vote over the Internet (instructions are on the proxy card).
- Vote by telephone (instructions are on the proxy card).
- If you elected to receive a hard copy of your proxy materials, fill out the enclosed proxy card, date and sign it, and return it in the enclosed postage-paid envelope.

If you hold your Phillips 66 stock in a brokerage account (that is, in "street name"), your ability to vote by telephone or over the internet depends on your broker's voting process. Please follow the directions on your proxy card or voter instruction form carefully.

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares by proxy.

How do I vote if I hold my stock through a Phillips 66 employee benefit plan?

If you hold your stock through a Phillips 66 employee benefit plan, you must either:

- Vote over the internet (instructions are in the email sent to you or on the notice and access form).
- Vote by telephone (instructions are on the notice and access form).
- If you elected to receive a hard copy of your proxy materials, fill out the enclosed voting instruction form, date and sign it, and return it in the enclosed postage-paid envelope.

You will receive a separate voting instruction form for each employee benefit plan in which you hold Phillips 66 stock. Please pay close attention to the deadline for returning your voting instruction form to the plan trustee. The voting deadline for each plan is set forth on the voting instruction form. Please note that different plans may have different deadlines.

Do I have to register in advance to virtually attend the meeting?

We will have a virtual-only annual meeting of shareholders in 2024. The meeting will be conducted exclusively via live audio webcast. You do not have to register in advance to attend the virtual meeting. To participate in the virtual meeting, please visit www.virtualshareholdermeeting.com/PSX2024 and enter the 16-digit control number included in your Notice of Internet Availability, on your proxy card, or on the voting instruction form that accompanied your proxy materials. You may begin to log into the meeting platform beginning at 8:45 a.m. Central Time on May 15, 2024. The meeting will begin promptly at 9:00 a.m. Central Time on May 15, 2024. See below for additional details. If the Notice of Internet Availability or voting instruction form that you received does not indicate that you may vote your shares through the www.proxyvote.com website, you should contact your bank, broker or other nominee (preferably at least 5 days before the meeting) and obtain a "legal proxy" (which will contain a 16-digit control number that will allow you to attend, participate in or vote at the meeting).

Who can attend the Annual Meeting?

Shareholders of record and "street name" holders at the close of business on March 20, 2024 can attend the meeting by accessing www.virtualshareholdermeeting.com/PSX2024 and entering the 16-digit control number included in the proxy materials. Please note that the website will not be active until approximately two weeks before the meeting date.

If you do not have a 16-digit control number, you may still attend the meeting as a guest in listen-only mode. To attend as a guest, please access www.virtualshareholdermeeting.com/PSX2024 and enter the information requested on the screen to register as a guest. Please note that you will not have the ability to ask questions or vote if you participate as a guest. See "Virtual Meeting Information" below for additional details.

How can I revoke my proxy?

You can revoke your proxy by sending written notice of revocation of your proxy to our Corporate Secretary so that it is received prior to 5:00 p.m., Central Time, on May 14, 2024.

If you hold your Phillips 66 stock in street name, you may revoke any voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or you may also attend the virtual Annual Meeting and vote online during the meeting, which will replace any previous votes (however, attending the meeting virtually, without voting, will not revoke a proxy).

Can I change my vote after I submit my proxy?

Yes. You can change your vote at any time before the polls close at the Annual Meeting, which will void any earlier vote. You can change your vote by:

- voting again by telephone or over the Internet prior to 11:59 p.m., Eastern Time, on May 14, 2024;
- signing another proxy card with a later date and returning it to us prior to the meeting; or
- voting again at the meeting.

If you hold your Phillips 66 stock in street name, you must contact your bank, brokerage firm, or other nominee holding the shares to obtain information regarding changing your voting instructions.

Who counts the votes?

We hired Broadridge Financial Solutions, Inc. to count the votes represented by proxies and cast by ballot, and appointed Natalie Hairston of American Election Services to act as Inspector of Election.

Will my shares be voted if I don't provide my proxy and don't attend the Annual Meeting?

For shares held in your name, if you do not provide a proxy or vote your shares at the Annual Meeting, those shares will not be voted.

If you hold shares in street name (i.e., you own your shares through a brokerage, bank, or other institutional account), you are considered the beneficial owner of those shares, but not the record holder. This means that you vote by providing instructions to your broker rather than directly to Phillips 66. Brokers are not permitted to vote on certain proposals and may not vote on any of the proposals unless you provide voting instructions. Therefore, unless you provide specific voting instructions, your shares may not be represented or voted at the meeting.

Voting your shares will help to ensure that your interests are represented at the meeting.

What are the votes required to elect each director nominee and approve the other proposals?

For Proposal 1, as required by Phillips 66's By-Laws, each nominee requires the affirmative vote of a majority of the votes cast in person or by proxy at the meeting.

Proposals 2, 3 and 4 require approval of the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal.

How will abstentions be treated?

Abstentions will have no effect on the election of directors (Proposal 1). For each of the other proposals (Proposals 2, 3 and 4), abstentions will be treated as shares present for quorum purposes and entitled to vote, so they will have the same practical effect as votes against the proposal.

How will broker non-votes be treated?

If your shares are held in street name, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank or broker by the deadline provided in the materials you receive from your bank or broker. Brokers holding shares must vote according to specific instructions they receive from the beneficial owners of those shares. If brokers do not receive specific instructions, brokers may in some cases vote the shares in their discretion, but are not permitted to vote on certain proposals and may elect not vote on any of the proposals unless you provide voting instructions. If you do not provide voting instructions and the broker elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the broker does not vote.

Broker non-votes will be treated as shares present for quorum purposes, but they are not considered as votes cast or entitled to vote and will not be counted in determining the outcome of the vote on the election of directors (Proposal 1) or on Proposals 2, 3, and 4.

Will the meeting be webcast?

The Annual Meeting will be a virtual meeting, conducted exclusively via live audio webcast at www.virtualshareholdermeeting.com/PSX2024, and is available to Phillips 66's shareholders as of the record date. Guests may also attend the virtual meeting. A replay of the meeting will be available on the Events and Presentations page of the Investor Relations section of our website (investors.Phillips66.com) approximately 24 hours after the meeting ends and will remain available on our website for at least one month following the meeting.

What if I return my proxy but don't vote for some of the matters listed on my proxy card?

If you return a signed proxy card without indicating your vote, your shares will be voted "FOR" the director nominees listed on the card; the approval of the compensation of our named executive officers; and the ratification of Ernst & Young LLP as the independent registered public accounting firm for Phillips 66 for fiscal year 2024. Your shares will be voted "AGAINST" the shareholder proposal.

Could other matters be decided at the Annual Meeting?

We are not aware of any other matters to be presented at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, the persons named in your proxy will vote in accordance with their best judgment. Discretionary authority to vote on other matters is included in the proxy.

Will my vote be kept confidential?

The Board of Directors has a policy that shareholder proxies, ballots, and tabulations that identify shareholders are to be maintained in confidence. No such document will be available for examination, and the identity and vote of any shareholder will not be disclosed, except as necessary to meet legal requirements and allow the inspectors of election to certify the results of the shareholder vote. The policy also provides that inspectors of election must be independent and cannot be employees of the Company.

VIRTUAL MEETING INFORMATION

The Annual Meeting will be a virtual meeting, conducted exclusively via live audio webcast at www.virtualshareholdermeeting.com/PSX2024. There will not be a physical location for the Annual Meeting, and you will not be able to attend the Annual Meeting in person.

To participate in the virtual meeting, please visit www.virtualshareholdermeeting.com/PSX2024 and enter the 16-digit control number included in your Notice of Internet Availability, on your proxy card, or on the voting instruction form that accompanied your proxy materials. You may begin to log into the meeting platform beginning at 8:45 a.m. Central Time on May 15, 2024. The meeting audio webcast will begin promptly at 9:00 a.m. Central Time.

The virtual meeting platform is fully supported across browsers and devices running the most updated version of applicable software and plug-ins. Please ensure that you have a strong internet connection wherever you intend to participate in the meeting. Please also give yourself sufficient time to log-in and ensure you can hear the streaming audio before the meeting starts.

Shareholders will be able to submit questions live during the virtual meeting by typing the question into the "Ask a Question" field and clicking submit. We will answer questions that comply with the meeting rules of conduct during the meeting, subject to time constraints. If we receive substantially similar questions, we will group such questions together. Questions that we do not have time to answer during the meeting will be addressed by direct response or posted to our website following the meeting, depending on the subject matter. Questions regarding personal matters or matters not relevant to meeting matters will not be answered.

If you do not have a 16-digit control number, you may still attend the meeting as a guest in listen-only mode. To attend as a guest, please access www.virtualshareholdermeeting.com/PSX2024 and enter the information requested on the screen to register as a guest. Please note that you will not have the ability to ask questions, vote, or examine the list of shareholders during the meeting if you participate as a guest. An archived copy of the audio webcast will be made available on our website (investor.phillips66.com) after the meeting and will remain available for at least one month following the meeting.

If you encounter any technical difficulties with the virtual meeting website on the meeting day, please call the technical support number that will be posted on the virtual meeting log-in page. Technical support will be available starting at 8:45 a.m. Central Time and until the meeting has finished.

GENERAL INFORMATION

The principal executive offices of Phillips 66 are located at 2331 CityWest Blvd., Houston, Texas 77042.

We have adopted a Code of Ethics for the Principal Executive Officer and Senior Financial Officers (the "Code of Ethics") that applies to our principal executive officer, principal financial officer and controller and a Code of Business Ethics and Conduct that applies to employees, executive officers and directors. We intend to disclose future amendments to certain provisions of the Code of Ethics and Code of Business Ethics and Conduct, and waivers of the Code of Ethics and Code of Business Ethics and Conduct for an executive officer or director, on our website identified below.

Printed copies of our Corporate Governance Guidelines, Code of Business Ethics and Conduct, charters for each of the committees of the Board of Directors and our Annual Report on Form 10-K for the year ended December 31, 2023, including the audited financial statements and the financial statement schedules, are available without charge to shareholders upon written request to Phillips 66, 411 S. Keeler, Bartlesville, Oklahoma, 74003 or via the internet at www.phillips66.com. We will furnish the exhibits to our Annual Report on Form 10-K upon payment of our copying and mailing expenses. In addition, the information on any website referenced in this Proxy Statement, including www.phillips66.com, is not deemed to be part of or incorporated by reference into this Proxy Statement.

PROXY SOLICITATION

We will bear all costs of this proxy solicitation. In addition to soliciting proxies by this distribution, our directors, officers and regular employees may solicit proxies personally or by mail, telephone, facsimile or other electronic means, for which solicitation they will not receive any additional compensation. We will reimburse brokerage firms, custodians, fiduciaries and other nominees for their out-of-pocket expenses in forwarding solicitation materials to beneficial owners upon our request. We have retained Alliance Advisors to assist in the solicitation of proxies for a fee of $20,000 plus reimbursement of certain disbursements and expenses.

HOUSEHOLDING

We have adopted a procedure approved by the SEC called "householding." Under this procedure, shareholders of record who have the same address and last name and do not participate in electronic delivery will receive only one copy of the Notice of Internet Availability or proxy materials, unless contrary instructions have been received from one or more of these shareholders. This procedure will reduce our printing costs and postage fees.

Shareholders who participate in householding and receive full sets of the proxy materials will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If your household only received a single set of proxy materials or you hold shares in more than one account and in either case you prefer to receive separate copies or you received multiple copies of the proxy materials and only wish to receive a single copy, please contact Broadridge by calling 1-800-579-1639, through the internet at *www.proxyvote.com*, or by email at *sendmaterial@proxyvote.com*.

Beneficial owners of shares held in street name can request information about householding from their banks, brokerage firms or other holders of record.

SUBMISSION OF FUTURE SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

SHAREHOLDER PROPOSALS FOR THE 2025 ANNUAL MEETING

Shareholder proposals (other than director nominations) intended to be presented at Phillips 66's 2025 annual meeting of shareholders must be received no later than December 4, 2024, and must comply with applicable SEC rules, including Rule 14a-8, to be eligible for inclusion in our proxy materials for next year's meeting. Proposals should be addressed to Phillips 66, Attention: Corporate Secretary, 2331 CityWest Blvd., Houston, Texas 77042.

For any proposal that is not submitted for inclusion in next year's proxy statement (as described in the preceding paragraph or in the proxy access director nominations section below), but is instead sought to be presented directly at the 2025 annual meeting, including director nominations, our By-Laws require shareholders to give advance notice of such proposals. The required notice, which must include the information and documents set forth in the By-Laws (which includes information required under Rule 14a-19), must be given no more than 120 days and no less than 90 days in advance of the anniversary date of the immediately preceding annual meeting. Accordingly, with respect to our 2025 annual meeting of shareholders, our By-laws require notice to be delivered to or mailed and received by the Corporate Secretary at the address listed above, as early as January 15, 2025, but no later than February 14, 2025.

PROXY ACCESS DIRECTOR NOMINATIONS

Our proxy access bylaw permits up to 20 shareholders owning 3% or more of our outstanding shares continuously for at least three years to nominate and include in our proxy materials director nominees constituting up to two individuals or 20% of the Board, whichever is greater, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in the By-Laws.

Phillips 66's By-Laws require shareholders to give advance notice of any proxy access director nomination. The required notice, which must include the information and documents set forth in the By-Laws, must be given no more than 120 days and no less than 90 days prior to the anniversary date of the immediately preceding annual meeting. Accordingly, with respect to our 2025 annual meeting, our By-Laws require notice to be received by the Corporate Secretary at the address listed above, as early as January 15, 2025, but no later than February 14, 2025.

ADDITIONAL INFORMATION

Our By-Laws are available under "Documents and Charters" on the Corporate Governance page of the Investors section of our website at investor.phillips66.com. Except as otherwise provided by law, the chairman of the meeting will declare out of order and disregard any nomination or other business proposed to be brought before the meeting by a shareholder that is not made in accordance with our By-Laws.

Appendix A

NON-GAAP FINANCIAL MEASURES

This report includes the terms “sustaining capital,” "Refining adjusted controllable costs," “mid-cycle adjusted EBITDA,” “adjusted PSP ROCE,” “adjusted VCIP EBITDA,” “adjusted VCIP controllable costs,” and “targeted net debt-to-capital ratio.” These are non-GAAP financial measures, some of which as used in certain places in this report, are forward-looking, non-GAAP financial measures. These non-GAAP financial measures are included to help facilitate comparisons of operating performance across periods and to help facilitate comparisons with other companies in our industry. Where applicable, these measures exclude items that do not reflect the core operating results of our businesses in the current period or other adjustments to reflect how management analyzes results. These measures may not be defined and calculated by other companies using the same methodology or similar terminology. Reconciliations of these non-GAAP financial measures to, or further discussion of, the most comparable GAAP financial measure are included below.

"Sustaining capital" is a component of total capital expenditures and investments, which is the most directly comparable GAAP financial measure. Refining adjusted controllable cost are the sum of operating expenses and selling, general and administrative (SG&A) expenses for our Refining segment, plus our proportional share of operating and SG&A expenses of an operated, unconsolidated refining equity affiliate. Operating and SG&A expense savings for our Refining segment are reflected in these line items on our consolidated statement of income when realized. Operating and SG&A expense savings for our unconsolidated equity affiliate are reflected in the equity in earnings of affiliates line item on our consolidated statement of income when realized. Adjusted EBITDA is defined as estimated net income plus estimated net interest expense, income taxes, and depreciation and amortization plus our proportional share of selected equity affiliates’ estimated net interest expense, income taxes, and depreciation and amortization less the portion of estimated adjusted EBITDA attributable to noncontrolling interests. Net income is the most directly comparable GAAP financial measure for the consolidated company and income before income taxes is the most directly comparable GAAP financial measure for operating segments. Mid-cycle adjusted EBITDA is defined as the targeted average adjusted EBITDA over a complete economic cycle. Forward-looking adjusted EBITDA, mid-cycle adjusted EBITDA and projected Refining adjusted controllable cost savings are estimates or targets that depend on future levels of revenues and/or expenses, including amounts that will be attributable to noncontrolling interests or related to equity affiliates, which are not reasonably estimable at this time. Accordingly, we cannot provide a reconciliation of projected adjusted EBITDA or mid-cycle adjusted EBITDA to consolidated net income or projected Refining adjusted controllable cost to our consolidated or segment operating and SG&A expenses without unreasonable effort.

References in the report to shareholder distributions or returns to shareholders refer to the sum of dividends paid to Phillips 66 stockholders and amounts paid or accrued to repurchase shares of Phillips 66 common stock. References in the report to run-rate or targeted cost savings and run-rate synergies include cost savings and other benefits that will be reflected in the sales and other operating revenues, purchased crude oil and products costs, operating expenses, selling, general and administrative expenses and equity in earnings of affiliates lines on our consolidated statement of income when realized. References to run-rate or targeted sustaining capital savings or reductions include savings that will be reflected in the capital expenditures and investments on our consolidated statement of cash flows when realized. References to run-rate, targeted or sustainable savings represent the sum of run-rate or targeted cost savings and run-rate or targeted sustaining capital savings, or reductions.

ADJUSTED PSP ROCE

We believe that Adjusted PSP ROCE is an important metric for evaluating the quality of capital allocation decisions, measuring portfolio value, and measuring the efficiency and profitability of capital investments. The HRCC uses this measure as a factor in its assessment of management's performance. Adjusted PSP ROCE is a ratio, the numerator of which is net income (loss) adjusted for items management does not consider to be representative of the Company's underlying operating performance plus after-tax interest expense, and the denominator of which is average adjusted total equity plus total debt. A reconciliation of ROCE calculated using GAAP amounts to Adjusted PSP ROCE is set forth below.

	Average 2021-2023	Millions of Dollars (except as indicated)			
		2023	**2022**	**2021**	**2020**
Numerator					
Net Income (Loss)		$ 7,239	$11,391	$ 1,594	$ (3,714)
After-tax interest expense		709	489	459	394
ROCE earnings		7,948	11,880	2,053	(3,320)
Adjustments		178	(1,787)	956	3,598
ROCE earnings (as used in PSP)		$ 8,126	$10,093	$ 3,009	$ 278
Denominator					
Average capital employed[(1)]		51,153	43,691	36,751	38,174
In-process capital and other		(3,008)	(2,488)	(1,339)	(2,244)
Average adjusted capital employed - as used in PSP		$48,145	$41,243	$35,412	$35,930
ROCE		15.5%	27.2%	5.6%	(8.7%)
Adjusted PSP ROCE	16.6%	16.9%	24.5%	8.5%	0.8%

[(1)] Total equity plus total debt.

ADJUSTED VCIP EBITDA

Adjusted VCIP EBITDA is a non-GAAP financial measure because it adjusts net income to exclude depreciation and amortization, net interest expense and income taxes, as well as certain items of expense or income that management does not consider representative of our operating performance. Management uses this measure as a factor in its assessment of performance for the purposes of compensation decisions. A reconciliation of net income, the most directly comparable GAAP financial measure, to Adjusted VCIP EBITDA is set forth below.

	Millions of Dollars		
Year Ended December 31	2023	2022	2021
Net Income	**$ 7,239**	**$11,391**	**$1,594**
Plus:			
Income tax expense	2,230	3,248	146
Net interest expense	628	537	583
Depreciation and amortization (D&A)	1,977	1,629	1,605
EBITDA	**$12,074**	**$16,805**	**$3,928**
Adjustments:			
Certain tax impacts	(19)	—	(11)
Impairments	—	—	1,496
Pension settlement expense	—	—	77
Hurricane-related costs (recovery)	—	(21)	45
Net gain on asset disposition	(123)	—	—
Winter-storm-related costs	—	—	51
Alliance shutdown-related costs	—	20	31
Regulatory compliance costs	—	70	(88)
Change in inventory method for acquired business	(46)	—	—
DCP integration restructuring costs	35	18	—
Business transformation restructuring costs	177	159	—
Merger transaction costs	—	13	—
Gain related to merger of businesses	—	(3,013)	—
Legal accrual	30	—	—
Proportional share of selected equity affiliates income taxes, net interest and D&A	997	1,106	1,236
Adjusted EBITDA attributable to joint venture partners' noncontrolling interests[1]	(492)	(427)	(81)
Adjusted EBITDA attributable to public ownership interest in PSXP[2]	—	(82)	(393)
Change in Fair Value of NOVONIX Investment[3]	39	442	(370)
Adjusted VCIP EBITDA	**$12,672**	**$15,090**	**$5,921**

[1] On August 18, 2022, we began consolidating the financial results of DCP, DCP Sand Hills Pipeline, LLC (DCP Sand Hills) and DCP Southern Hills Pipeline, LLC (DCP Southern Hills). On June 15, 2023, we acquired the public common units of DCP, which increased our direct and indirect economic interest in DCP from 43% to 87% and both DCP Sand Hills and DCP Southern Hills from 62% to 91%.

[2] On March 9, 2022, Phillips 66 Partners LP became a wholly owned subsidiary of Phillips 66.

[3] Represents the change in value, including foreign exchange impacts, of our investment in NOVONIX Ltd., made in September 2021.

ADJUSTED VCIP CONTROLLABLE COSTS

Adjusted VCIP Controllable Costs is a non-GAAP financial measure of how effectively we manage costs versus internal targets. Management uses this measure as a factor in its assessment of performance for the purposes of compensation decisions. Adjusted VCIP Controllable Costs excludes certain costs that management believes are not directly relevant to compensation decisions. A reconciliation of the sum of operating expenses and selling, general and administrative expenses, the most directly comparable GAAP measures, to Adjusted VCIP Controllable Costs is set forth below.

Year Ended December 31, 2023	Millions of Dollars
Operating Expenses	$6,154
Selling, General and Administrative Expenses	2,525
Controllable Costs	**$8,679**
Less:	
Utilities	1,006
Turnarounds & Catalyst Change-Out	588
Bank Card Fees	417
2023 Actuals	6,668
Less:	
Certain employee benefits	327
Foreign currency	85
Business transformation restructuring costs	124
DCP controllable costs	35
Legal settlement	30
Change in inventory method for acquired business	26
Costs related to newly acquired Marketing & Specialties business	17
Adjusted VCIP Controllable Costs	**$6,024**

NET DEBT-TO-CAPITAL RATIO

Targeted net debt-to-capital ratio represents the ratio between total debt and total equity, exclusive of total cash, that we expect to achieve over time. A reconciliation of our debt-to-capital ratio using GAAP amounts to our net-debt-to-capital ratio for the current year is set forth below.

Year Ended December 31, 2023	Millions of Dollars (except as Indicated)
Total Debt	$19,359
Total Equity	$31,650
Debt-to-Capital Ratio	**38%**
Total Cash	$ 3,323
Net Debt-to-Capital Ratio	**34%**



PROVIDING ENERGY. IMPROVING LIVES.

@PHILLIPS66CO

